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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

under

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AVENTIS

(Name of subject company)

AVENTIS

(Name of person filing statement)

Ordinary Shares

nominal value 3.82 Euros per Ordinary Share

(Title of class of securities)

053561106

(CUSIP Number of class of securities)

Patrick Langlois

Chief Financial Officer

67917 Strasbourg CEDEX 9

FRANCE

(011) (33) 3 88 99 11 00

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person filing statement)

Copies to:

Richard A. Pollack	George J. Sampas
Sullivan & Cromwell LLP	Sullivan & Cromwell LLP
125 Broad Street	1 New Fetter Lane
New York, New York 10004	London EC4A 1AN
(212) 558-4000	United Kingdom
(011) (4420) 7959-8900

☒ Check the box if the filing relates solely to preliminary

communications made before the commencement of a tender offer.

The following is an English translation of the French “Note d’Information en réponse” of Aventis ("Aventis" or the "Company").

Aventis shareholders are urged to read Aventis’ Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov.

EXHIBIT 99.1

IMPORTANT NOTES:

        Aventis shareholders are urged to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Aventis with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by Aventis with the SEC are available without charge from the SEC's website at www.sec.gov.

        This document is a non-binding free translation into English of the original French "Note d'Information en réponse". This English translation is for informational purposes only.

INFORMATION MEMORANDUM

presented by

in response to the information memorandum of Sanofi-Synthélabo published in connection with the mixed public offer as the principal offer and, as subsidiary offers, a public exchange offer and a public cash offer, subject to an aggregate consideration limit of 81% in Sanofi-Synthélabo shares and 19% in cash, relating to shares of Aventis.

The information memorandum of Sanofi-Synthélabo, presented jointly by BNP Paribas and Merrill Lynch Capital Markets (France) SAS, has been approved by the Autorité des marchés financiers under visa No. 04-0090 dated February 12, 2004.

Pursuant to Article L.621-8 of the French Financial and Monetary Code, the Autorité des marchés financiers has approved this information memorandum under visa No. 04-0135 dated March 4, 2004 in accordance with COB Regulation No. 2002-04. This information memorandum was prepared by Aventis and its signatories may be liable therefore. The visa does not imply approval of price of the Offer or the expediency of the transaction, nor does it imply certification of the accounting and financial information presented in this document. It was granted after examination of the relevance and consistency of the information provided herein for the purpose of the Offer made to the shareholders of Aventis.

The information memorandum incorporates the Document de référence of Aventis filed with the Commission des opérations de bourse on March 7, 2003, under No. D.03-0207.

Copies of this information memorandum and the Document de référence of Aventis are available on the Internet site of the Autorité des marchés financiers (www.amf-france.org) and on request, free of charge, from:

Aventis
67917 Strasbourg cedex 9

1    RECOMMENDATION OF AVENTIS' SUPERVISORY BOARD

1.1   Supervisory Board Recommendation (avis motivé) dated February 17, 2004

        On January 26, 2004, Sanofi-Synthélabo submitted its offer to acquire the shares of Aventis with the Autorité des Marchés Financiers (the "AMF"), which the AMF declared acceptable (recevable) on February 3, 2004 (Decision and Information number 204C0182).

        At its meeting on February 17, 2004, the Supervisory Board of Aventis concluded that the public offer of Sanofi-Synthélabo to acquire the shares of Aventis is not in the best interest of the company, Aventis' shareholders and employees. The Supervisory Board, therefore, decided unanimously to recommend to Aventis' shareholders not to tender their shares into this offer and has adopted the following resolution:

        "The Supervisory Board of Aventis convened on February 17, 2004, with Mr. Jürgen Dormann chairing the meeting. All members of the Supervisory Board were present or represented.

        The Supervisory Board took note of the terms of Sanofi-Synthélabo's offer filed on January 26, 2004 to acquire all of the shares of Aventis, which consists principally of a share and cash offer, as well as a subsidiary public exchange offer and a subsidiary public cash offer (together referred to as the "Offer").

        Sanofi-Synthélabo has stated that it will file separate offers in Germany and the United States on terms and conditions which Sanofi-Synthélabo stated were "substantially identical" to the Offer.

        The Supervisory Board also took note of the decision by the Autorité des marchés financiers at its February 3, 2004 meeting to allow the Offer to proceed, which decision was published under reference number 204C0182, and which has been challenged by Aventis in a proceeding filed with the Paris Court of Appeals. The Supervisory Board also reviewed Sanofi-Synthélabo's note d'information approved on February 12, 2004 by the Autorité des marchés financiers under reference number 04-0090, which was published on February 16, 2004.

        The Supervisory Board notes that the Offer is subject to the following conditions:

  •
  Minimum tender of 50% of Aventis' share capital and voting rights, plus one share, on a fully-diluted basis;

  •
  Receipt of the authorization of the U.S. Federal Trade Commission;

  •
  Approval at an extraordinary shareholders meeting of Sanofi-Synthélabo of the resolutions necessary for the issuance of Sanofi-Synthélabo shares to be issued to Aventis shareholders pursuant to the Offer.

        On the basis of the foregoing, the Supervisory Board, after having duly deliberated, and in accordance with Article 12 of the Règlement 2002-04 of the Commission des Opérations de Bourse, made the following determination regarding the terms of Sanofi-Synthélabo's Offer and its consequences on the company, its shareholders and its employees. The Supervisory Board noted that the Offer is unsolicited and considered hostile.

  The Supervisory Board determined that:

  •
  The opportunistic timing of Sanofi-Synthélabo's unsolicited offer disadvantages Aventis' shareholders

  •
  the Offer was filed a few days before the announcement by Aventis of (i) its markedly stronger 2003 results, (ii) promising major strategic initiatives and (iii) a growth outlook significantly superior to that of the sector;

    •
    Sanofi-Synthélabo is facing legal challenges over the next few months relating to its patent for Plavix®, as well as the consequences flowing from the expiration of the shareholders agreement between its two controlling shareholders.

  •
  Sanofi-Synthélabo's Offer clearly undervalues Aventis.

  •
  The price offered represents a discount to the value of Aventis under the valuation criteria normally used in this kind of transaction;

  •
  the proposed exchange ratio does not adequately reflect Aventis' contribution to the combined results or future growth of the proposed group and is, therefore, unfair and disadvantageous for Aventis' shareholders.

  •
  Sanofi-Synthélabo's shares are a risky acquisition currency which could be significantly and negatively impacted by the following factors:

  •
  the pending challenges in the United States and in Canada to the validity of the patent for Plavix®, which accounts for more than 30% of Sanofi-Synthélabo's worldwide sales on a developed basis, will result, in case of adverse outcome, in a loss estimated on average by analysts at more than €20 per Sanofi-Synthélabo share, representing more than a third of the current value of Sanofi-Synthélabo;

  •
  Irrespective of Plavix®, Sanofi-Synthélabo is expected to face a substantial slowdown in its sales mid-term growth resulting from the loss of patent protection on certain other key products. According to analysts forecasts, such loss is not expected to be offset by the late-stage products coming out of its R&D pipeline in the near term;

  •
  Sanofi-Synthélabo's shares will come under pressure when one or both of its major shareholders sell their shares.

  •
  There are real doubts as to the combined entity's ability to deliver strong, sustainable and profitable growth as compared to Aventis

  •
  the growth potential of the combined entity would also be impacted by the disposals required by antitrust authorities and by the potential adverse consequences on certain of Aventis' important alliances;

  •
  Sanofi-Synthélabo has offered no detailed explanation of its announced synergies and the proposed timetable for realizing those synergies seems unrealistic;

  •
  the significant differences in size and organizational structure of the two companies could trigger integration difficulties and loss of momentum.

  •
  The proposed combination presents limited benefits for Aventis in terms of critical mass, geographic presence (in particular in the United States), product portfolio or R&D as compared to the substantial risks associated with the transaction.

  •
  The proposed combination will cause major job cuts for Aventis' employees, particularly in France and Germany.

        Based on the foregoing and after consultation with Goldman Sachs International, Morgan Stanley & Co Ltd and Rothschild & Cie, the Supervisory Board concluded unanimously, that Sanofi-Synthélabo's Offer is clearly inadequate from a financial standpoint. In addition, the Supervisory Board determined that the Offer entails important social risks with limited benefits for Aventis. The Supervisory Board concluded that the Offer is not in the interest of the Company, not in the interest of shareholders and not in the interest of employees and, therefore, recommends that Aventis' shareholders not tender their Aventis shares in the Offer.

        The Supervisory Board directed the Management Board to study all alternatives with stronger industrial, social and financial rationale in the interest of the shareholders and employees of Aventis and will examine the conclusions reached by the Management Board.

        The Supervisory Board resolved that the treasury shares held by the company and its subsidiaries not be tendered in the Offer, and gave authority to the Chairman of the Management Board to finalize and sign the note d'information in response.

        None of the members of the Supervisory Board intend to tender their own securities into the Offer."

1.2   Reminder of the Supervisory Board's release of January 28, 2004

        "After a review and consideration of the terms and conditions of the unsolicited offer put forward by Sanofi- Synthélabo on Monday, January 26, 2004, the Supervisory Board of Aventis has unanimously concluded today that this bid is not in the best interest of Aventis' shareholders and employees. Of the 16 Supervisory Board members, 15 were present at the meeting including the representative of Kuwait Petroleum Corp.

        Consequently, the Supervisory Board recommends to the shareholders of Aventis to reject this hostile bid.

        'The Supervisory Board supports the Management Board in its rejection of this offer and has mandated the Management Board to explore all scenarios offering a stronger industrial and social rationale for both our shareholders and our employees' said Jürgen Dormann, Chairman of the Supervisory Board, and Jean-René Fourtou, Vice Chairman of the Supervisory Board."

2      SUPPLEMENTARY ASSESSMENT BY THE MANAGEMENT BOARD OF THE SANOFI-SYNTHÉLABO PUBLIC OFFER

        Aventis believes that:

  •
  The opportunistic timing of Sanofi-Synthélabo's unsolicited public offer for the shares of Aventis (the "Offer") disadvantages Aventis' shareholders;

  •
  The Offer clearly undervalues Aventis;

  •
  Sanofi-Synthélabo's shares are a risky acquisition currency which could be significantly and negatively affected by several factors;

  •
  There are serious doubts as to the combined entity's ability to deliver strong, sustainable and profitable growth as compared to Aventis;

  •
  The proposed combination presents limited benefits for Aventis in terms of critical mass, geographic presence (in particular in the United States), product portfolio or R&D as compared to the substantial risks associated with the transaction;

  •
  The Offer will cause major job cuts for Aventis' employees, particularly in France and Germany.

2.1   The opportunistic timing of Sanofi-Synthélabo's unsolicited public offer for the shares of Aventis disadvantages Aventis' shareholders

  The Offer's timing is deliberately disadvantageous to Aventis shareholders

        The Offer was filed with the AMF on January 26, 2004, i.e. 2 weeks before the announcement of Aventis' markedly stronger results for 2003. At that time, Aventis had not made public certain promising strategic initiatives it had initiated, nor its new financial estimates, which were initially supposed to be announced in May, and which indicate a medium-term growth outlook superior to industry average.

        The Offer was also filed at a time preceding certain important milestones for Sanofi-Synthélabo, both relating to the future of its leading product, Plavix®, which is under litigation contesting the validity of its patents in the U.S. and in Canada, as well as to the stability of its shareholding structure, in light of the upcoming expiration of the shareholders agreement between its two major shareholders, Total and L'Oréal.

  The Offer does not take into account recent promising strategic initiatives initiated by Aventis and Aventis' growth outlook

        On February 5, 2004, during the presentation of Aventis' annual results for the fiscal year ended December 31, 2003, the management of the Aventis group (the "Group") unveiled the Group's new growth outlook based on the medium-term strategy it intends to pursue. This strategy of accelerating the growth of the Group's operations and earnings is articulated in two principal ways:

  Consistent growth in sales of products with strong potential and introduction of new products arising from its Research & Development portfolio

  •
  Continuing quick progression for leading products that are already on the market in fast growing therapeutic areas. Accordingly, the number of blockbusters (i.e., drugs generating sales of over 1 billion euros) should increase from 4 in 2003 to 7 in 2007 (while the Group only had 2 in 2000), assuming patent protection is maintained for Allegra®;

  •
  The market introduction of new products with strong sales potential in therapeutic indications where there is a strong medical need. Thus, in 2003, filings for authorization to bring a product to market were made in connection with 5 new products. Moreover, Aventis expects to be granted FDA approval for the launch of Ketek® in the American market in 2004.

  Thus, by 2007, more than 2 billion euros in sales are expected to result from new products which did not contribute to 2003 sales.

  Acceleration of growth following targeted strategic initiatives

  •
  The implementation of a partnership for part of the Group's non-core product portfolio, accounting for sales approximately 1.5 billion euros in 2003, is designed i) to allow the creation of a new entity dedicated to regional products with smaller sales potential, and ii) to decrease the proportion of Aventis' sales stemming from low-growth products. Negotiations are under way and will be made public by Aventis in due course once finalized. If successful, this transaction would increase growth prospect in Aventis sales by approximately one hundred basis points, with only a limited dilutive effect on net earnings per share;

  •
  The improvement of the Group's operational performance through a continuous program aimed at increased productivity based on the streamlining of structures and the optimization of processes. The plan's objective is to attain annual cost savings estimated at approximately 500 million euros from 2006 onwards, more than half of which will be reinvested in developing the Group's activities;

  •
  The implementation of a share repurchase program in line with industry standards. Thanks to an increase of its cash flow in the last two years (2.7 billion euros of free cash flows from core activities in 2003 before one-time funding of pension plans of 1.5 billion euros in Germany), Aventis intends on dedicating 2 to 3 billion euros (i.e., between 4.1% and 6.1% of capital based on the March 3, 2004 closing price in Aventis shares of 61.3 euros) over the course of the next 2 years to the repurchase of its shares which will support growth in net earnings per share.

  Aventis' expected growth for the 2004-2007 period is superior to the industry average

        The continuing development of its products and the implementation of certain initiatives should allow Aventis to sustain, in 2004, the substantial growth of its operations and net earnings per share:

  •
  The targeted sales growth for the Group for the fiscal year ending December 31, 2004 is 6-7% excluding exchange rate impact, with 18% growth for strategic products and vaccines;

  •
  The targets for growth in net earnings per share, at approximately 15%, are among the highest in the industry.

        For the period from 2005 through 2007, Aventis is projecting overall annual growth in sales of 10 to 11%, through:

  •
  Growth of strategic products and vaccines (18%):

  •
  The expected growth of strategic products currently on the market is approximately 12% compared with 17.1% for comparable structures in 2003;

  •
  Additional contribution from new products (mainly Ketek® in the U.S., Genasense®, Menactra® and Scultptra®) should generate 2 billion euros annually by 2007.

  •
  A decrease in the relative proportion of sales derived from mature products following the implementation of a partnership.

        The annual growth in net earnings per share should be, over the same period, between 13 to 15%, thanks to:

  •
  a sustained increase in sales (10 to 11%);

  •
  an improvement of the operational margin from 28 to 29%;

  •
  the beneficial effects of the share repurchase program.

        Should the patent protection of Allegra® be lost, the negative impact on sales is estimated to be approximately 1.2 billion euros, and net earnings per share would drop by approximately 50 euro cents.

        It is important to note that almost all financial analysts have already included this eventuality in their financial forecasts and that the materialization of the risk should not trigger major revisions in their projections.

        Based on these new objectives, Aventis should be in the top tier for growth in sales and net earnings per share for 2004-2007, as projected by financial analysts for its main competitors, including Sanofi-Synthélabo:

Expected annual variation in sales and net earnings per share, 2004-2007(1)

Sales	Net Earnings per Share(2)

Sources for Aventis: data from the company; for the other companies and Avenits before the Offer: Analyst consensus estimates based on a sample of research reports published before the Offer was filed.

(1)
Corresponds to annual growth 2005-2007

(2)
Net earnings per share before non-recurring items and after goodwill amortization

  Growth outlook beyond 2007 is sustained by a product portfolio with high potential

        Aventis' growth beyond 2007 will be sustained by an increase in the Group's products that are already on the market and the launch of highly promising new products.

        Today, the Group possesses 4 blockbusters, up from 2 four years ago:

Current Blockbuster Group Portfolio

Products	Therapeutic Area	2003 Sales (millions of euros)	% of Total Sales for "Core Activities" in 2003	Growth Rate for 2002/2003(%)(1)
Allegra®	Respiratory System and allergies	1,736	10.3%	+1.1%
Lovenox®	Cardiovascular	1,659	9.9%	+21.3%
Taxotere®	Oncology	1,362	8.1%	+22.5%
Delix®/Tritace®	Cardiovascular	1,066	6.3%	+20.6%

(1)
Spread in sales based on comparable structures

        These products still hold significant growth potential, with possible sales in excess of 2.5 billion euros for Lovenox® and 3 billion euros for Taxotere®.

        By 2007, the Group expects to have 4 more of its current products to generate more than 1 billion euros each in sales annually: Actonel®, Lantus®, Copaxone®, and Ketek® which is expected to get U.S. approval in the near future.

        Beyond 2007, at least 6 other products (Menactra®, Alvesco®, Genasense®, Sculptra®, flu vaccines and Exubera®), with potential medium-term annual sales of over 1 billion euros, should provide significant growth stimuli.

  The Group's portfolio of new blockbusters scheduled for launch in the next few years

Product	Therapeutic Area	2003 Sales (Millions of Euros)	% of Total Sales for "Core Activities"in 2003	Growth Rate for 2002/2003(%) (5)	Expected Launching Date	Potential Peak Sales (Millions of Euros)
Actonel®(1)	Osteoporosis	766	4.6%	+70.1%		> 2,000
Copaxone®	Central Nervous System	617	3.7%	+27.3%		> 1,000
Lantus®	Diabetes	487	2.9%	+87.1%		> 2,500
Ketek®	Respiratory System	115	0.7%	+135.2%		> 1,500
Flu Vaccines	Vaccination	479	2.9%	+17.7%		> 1,000
Genasense®	Oncology	In Registration(6)	—	—	2004	> 2,000	(3)
Alvesco®	Respiratory System	In Registration(6)	—	—	2004	> 1,500	(4)
Sculptra®	Dermatology	In Registration(6)	—	—	2005	> 1,000
Menactra®	Meningitis Vaccine	In Registration(6)	—	—	2005	> 1,000
Exubera®(2)	Diabetes	Phase III	—	—	Not announced	> 1,000

Source: Aventis

(1)
In partnership with Procter & Gamble

(2)
In partnership with Pfizer

(3)
Conditional on ongoing clinical studies in certain solid tumors

(4)
Potential based on the introduction to market in 2008 of a combined form of Alvesco®-formotero

(5)
Spread in sales based on comparable structures

(6)
Products that are registered or in registration

        This product portfolio is a fundamental and valuable asset of Aventis in view of its contribution to the projected sales growth outlook.

        The Group, which also has 22 projects in Phase II, is confident in its ability to make its portfolio of products in development one of the main factors supporting its growth in the course of the next few years.

2.2   The Offer clearly undervalues Aventis

  A discount to the value of Aventis under the valuation criteria normally used in this kind of transaction

  •
  The Offer price represents only a 3.6% premium compared to the closing stock market price on the last day preceding the filing of the Offer on January 23, 2004, and a 15.2% premium compared to the weighted average market price for the month preceding January 21, 2004:

Stock market price	vs. Offer terms
—Last closing price before the announcement (01/23/2004)	3.6%
—Weighted average market price for the month*	15.2%

*
Period before rumors, ending January 21, 2004

Source: Bloomberg

        A multiple-criteria analysis of the Offer price indicates that the premium implied by the Sanofi-Synthélabo Offer is negative on all criteria used in this type of transaction, significantly limiting any benefits to Aventis' shareholders. In particular, a multi-criteria analysis shows that:

  •
  On the basis of comparable transactions involving the acquisition of control in the pharmaceutical sector over the course of the past few years, the premium offered by the Offer price based on the one month weighted average market price of Aventis stock (15.2%) is nearly 32 percentage points below the average premiums in comparable transactions. Mergers of equals, as presented by Sanofi-Synthélabo in its note d'information (visa AMF no 04-0090 February 12, 2004) are not relevant for assessing the Offer, because they do not include the premium required for the acquisition of control, nor do they include the increased risks inherent to implementing a hostile takeover.

Date	Purchaser	Target	Observed average premium over average market price at one month
7/5/2002	Pfizer	Pharmacia	44.4%
11/3/1999	Pfizer	Warner-Lambert	45.0%
1/20/1995	Glaxo	Wellcome	50.6%
Average			46.7%
Sanofi-Synthélabo Offer Premium			15.2%
Difference			(31.5%)

Note: Premium on average stock market price before rumors

Source: offer prospectuses

  •
  Because it is unsolicited, Sanofi-Sythélabo's Offer is also to be benchmarked against comparable transactions in France over the past few years. Compared to premiums observed in the most significant unsolicited public offers completed in France over the past 5 years, the premium in this Offer is 30 points below average.

Date	Purchaser	Target	Observed premium over average market price at one month
Sept. 2003	Alcan	Péchiney	63.9	%(1)
Sept. 1999	TotalFina	Elf	30.3	%(2)
Jul. 1999	BNP	Paribas	41.5	%(3)
Average			45.2%
Sanofi-Synthélabo Offer Premium			15.2%
Difference			(30.0%)

Source: offer prospectuses

(1)
Premium over one-month average for period ending 7/2/2003 (last stock market price before rumors). Overbid.

(2)
Premium over one-month average for period ending 7/2/1999 (last stock market price before initial offer for Elf Aquitaine filed by TotalFina). Overbid.

(3)
Premium over one-month average for period ending 3/9/1999. Overbid.

•
The multiples implied by the Offer price, which do not include a control premium, are significantly lower than those of comparable companies, and do not reflect the expected acceleration in growth of Aventis expected for the coming years. The 2003 price earnings ratio (PER) implied by the Offer is significantly lower than that of Sanofi-Synthélabo, creating a discount of approximately 23% compared to the multiples of the major listed companies in the pharmaceutical sector in Europe and the United States.

Aventis' 2003 price earnings ratio vs. sample of
comparable listed companies

Source: Published net results before non-recurring items and amortization of goodwill. Based on the average market price for the one-month period ending on January 21, 2004 (source: Datastream).

        The table below summarizes the results of a multiple-criteria analysis of the premium implied by Sanofi-Synthélabo's Offer:

Criteria	Premium/(discount)
Comparable pharmaceutical transactions	vs. premium on one month average market price
—Acquisitions in the pharmaceutical sector	(31.5%)
Unsolicited takeover bids	vs. premium on one month average market price
—Hostile transactions in France	(30.0%)
Comparable companies (without control premium)	vs. premium on one month average market price
—PER 2003	(23.4%)

*
Period before rumors, ending January 21, 2004

        This analysis shows that with respect to usually applied valuation criteria, the terms of the Offer fall systematically and significantly below the price which would have resulted from the premiums or multiples implied by these criteria. In addition, the Offer only represents a weak premium over Aventis' stock market price.

        The terms of the Offer do not reflect Aventis' contribution to the main operational results of the combined entity and lead to an unfair allocation of value, to the detriment of Aventis' shareholders

  Aventis would contribute the majority of earnings to the combined entity

        The exchange ratio is on average 25% lower than the ratio implied by the analysis of the relative contributions of the combined earnings by Aventis and Sanofi-Synthélabo for the fiscal year ended December 31, 2003.

2003 Financial Data (millions of Euros)(1)	Aventis	Sanofi- Synthélabo	Implied Ratio(2)	Premium/(discount) on the Offer ratio
EBITDA(3)	5,388	3,435	1.43	(28%)
Operating Income(4)	4,595	2,977	1.41	(27%)
Adjusted Net Income(5)	2,924	2,069	1.29	(20%)
Cash flows from operating activities(6)	3,298	2,265	1.33	(23%)
Average			1.37	(25%)

(1)
2003 figures published for Aventis (strategic activities) and Sanofi-Synthélabo (press release of February 16, 2004).

(2)
Based on one-month weighted average market price for the period ending January 21, 2004 and the number of outstanding shares as of December 31, 2003 (802.3 million for Aventis and 732.8 million for Sanofi-Synthélabo)

(3)
Operating income before goodwill amortization and amortization charges, including equity method investees' pre-tax income (strategic activities for Aventis). Given the lack of disclosure by Sanofi-Synthélabo of its EBITDA, it has been calculated on the basis of (i) announced operating income including equity method investees' pre-tax income and the amortization of intangible assets (cf. note 4 below), and (ii) depreciation and amortization charges estimated by the consensus of analysts (based on 11 detailed reports dated August to December 2003).

(4)
Operating income before goodwill amortization including equity method investees' pre-tax income (strategic activities for Aventis). Source: Sanofi-Synthélabo press release of February 16, 2004. Corresponds to operating income (3,075 million euros), net of amortization of intangible assets (129 million euros) and to which is added the equity method investees' pre-tax income. The latter is obtained by increasing the equity investees' net income (20 million euros) by the difference between 1 and the tax rate (35.4%), i.e., 31 million euros.

(5)
Net earnings before extraordinary items and goodwill amortization (strategic activities for Aventis). Corresponds for Sanofi-Synthélabo to "net income before exceptional items and goodwill amortization."

(6)
Cash flows from operating activities after required changes in working capital. Strategic activities before funding of 1.5 billion euros of German pension plans for Aventis. Corresponds for Sanofi-Synthélabo to "net cash provided by operating activities."

Inequitable allocation of value, to the detriment of Aventis' shareholders

        The terms of the transaction also lead to an unequal allocation of value to the detriment of Aventis' current shareholders given the weak Offer premium. Indeed, based on the net income adjusted for non-recurring expenses and amortization of goodwill for the fiscal year ended December 31, 2003, the transaction would be immediately accretive to the net earnings per share for the Sanofi-Synthélabo shareholders at levels of approximately 18%. However, it would be dilutive by approximately 7% for Aventis' shareholders, based on 2003 pro forma accounts:

(Millions of Euros Except Where Indicated Otherwise)	2003 Pro-Forma Excluding Synergies
Net income before non-recurring expenses and amortization of goodwill(1)
—Aventis	2,924
—Sanofi-Synthélabo	2,069
Impact of the transaction
—Net financial cost(2)	(209)
—Net impact of product divestiture(3)	(131)
Net income before non-recurring expenses and amortization of goodwill—after the transaction(1)	4,653
Number of shares after the transaction (millions)(4)	1,401
Net earnings per share (EPS) after the transaction (euros)	3.32
Increase/(decrease) in the EPS
—Sanofi-Synthélabo	17.6%
—Aventis	(6.6%)

  (1)
  Based on the results published by Aventis (strategic activities) and Sanofi-Synthélabo (February 16, 2004 press release).

  (2)
  Based on an amount of 9.2 billion, at an average financing cost of 3.5% before taxes and a 35.4% tax rate assuming a 100% success rate for the Offer.

  (3)
  Divestitures of products indicated by Sanofi-Synthélabo (Fraxiparine® and Arixtra®, 338 million euros in sales for 2003). Assumed proceeds from disposals of 2.3 billion euros before taxes (1.7 billion euros after taxes) and based on a net pre-tax estimated contribution of 70% (45.2% after tax). Hypothetical reinvestment of net proceeds at 2% before taxes.

  (4)
  Assuming a 100% success rate for the offer. Based on number of outstanding shares on December 31, 2003 (802.3 million for Aventis and 732.8 million for Sanofi-Synthélabo).

        Sanofi-Synthélabo therefore has an advantage of nearly 25% of increase of its earnings per share as compared to Aventis.

        Both in terms of the respective contributions to the combined entity's financials and in terms of the earnings dilution, the Sanofi-Synthélabo Offer leads to an inequitable allocation of the value to the detriment of Aventis' shareholders.

2.3   Sanofi-Synthélabo's shares are a risky acquisition currency which could be significantly and negatively affected by several factors

        The terms of the Offer are insufficient in light of the significant slowing down in Sanofi-Synthélabo's growth anticipated by financial analysts and significant additional risks borne by Aventis shareholders were they to accept the Offer and become shareholders of the combined entity.

        This Offer consists of 81% Sanofi-Synthélabo stock and 19% cash, and therefore the risk attached to the Sanofi-Synthélabo stock, notably due to the quality and profile of future growth and the dependence of its sales and earnings on a small number of products, need to be taken into consideration.

        Sanofi-Synthélabo, an undiversified group whose success depends on a few products that are facing imminent threats

        Global sales of Plavix®, Stilnox/Ambien® and Eloxatine®, the top three products of Sanofi-Synthélabo, all of which will shortly be subject to competition from generic drugs, amounted to 5.4 billion euros over the fiscal year ended December 31, 2003, or 51.4% of developed Sanofi-Synthélabo sales:

Million of Euros	Developed Sales 2003(1)	% of Total Developed Sales
Plavix®	3,225	30.5%
Stilnox/Ambien®	1,381	13.1%
Eloxatine®	824	7.8%
Total top 3 products	5,430	51.4%

  Developed sales include Sanofi-Synthélabo's consolidated sales (1,325 million euros for Plavix® and 1,345 million euros for Stilnox®/Ambien®) minus sales of products to their partners, as well as non-consolidated sales by Sanofi-Synthélabo's partners in connection with agreements with Bristol-Myers Squibb over Plavix®/Iscover® and Aprovel®/Avapro®/Karvea®, with Fujisawa over Stilnox®/Myslee® and with Organon over Arixtra® as disclosed by Sanofi-Synthélabo's partners: Sanofi-Synthélabo, 2003 sales press release published on January 22, 2004

        Generic Plavix®: a significant risk which could lead to a loss in value of nearly 21euros per Sanofi-Synthélabo share

        Based on publicly available information, it appears that 30.5% of Sanofi-Synthélabo's global developed sales have been generated with a single product, Plavix®, which is currently the target of lawsuits contesting the validity of the patent in Canada and in the U.S., the latter representing over 56% of its developed global sales. Based on the analysis of publicly available court records, it appears that Sanofi-Synthélabo has successively filed two patents for the Plavix® (clopidogrel) compound. The first of these patents is now expired. It described and claimed a group of compounds and their salts, stating that the compounds, including the compound known as Plavix®, "may exist in the form of two enantiomers" and that "the invention relates both to each enantiomer and their mixture." The second patent covers the enantiomer salt that is Plavix®. The companies Apotex Inc., Apotex Corp., Dr. Reddy's Laboratories LTD, and Dr. Reddy's Laboratories Inc., defendants in the litigation, challenge the patentability of the second patent, because the first Sanofi-Synthélabo patent disclosed already the Plavix® form of this mixture in sufficient detail to call in question the innovative character of the second patent. As a consequence, the latter could infringe the interdiction of patenting the same invention twice ("double patenting"). Defendants have also raised issues regarding obviousness and violation of U.S. Patent Office rules ("inequitable conduct").

        These allegations appear to raise serious invalidity questions which cannot be easily dismissed. While recognizing the unpredictability of patent litigation, Aventis believes, on the basis of the publicly available records that the defendants have raised a substantial challenge to the validity of the Plavix® patent and that therefore Sanofi-Synthélabo's risk of losing the litigation is significant.

        In case of an adverse outcome of these proceedings for Sanofi-Synthélabo, the launch of generic competitors of Plavix® as of 2005 could have a significant impact on volume and average sale price, thus creating an important risk for the company's financial situation and growth outlook and consequently the value of its stock. According to research reports from financial analysts specialized in the pharmaceutical industry, the impact of the loss of the Plavix® patent would generate an average decrease in Sanofi-Synthélabo stock value, based on its current state, of nearly 21 euros per share:

					Complementary impact of the loss of the Plavix® patent on the published Target price (in euros)
	Target price (in euros)			% of the risk of losing the Plavix® patent included in the published Target price
Financial Analyst	Without loss of patent	With loss of patent	Projected target			Difference
CAI	71.0	54.0	66.0	29%	-12.0	-18%
Deutsche Bank	Not determined	36.0	60.0	Not determined	-24.0	-40%
HSBC	Not determined	42.0	66.0	Not determined	-24.0	-36%
BNP Paribas	68.0	42.0	62.0	15%-20%	-20.0	-32%
JP Morgan	66.0	35.0	58.0	25%	-23.0	-40%
Average					-20.6	-33%

  Reports publication dates: 1/28/04 for CAI; 12/16/03 for Deutsche Bank; 9/1/03 for HSBC; 7/8/03 for BNP Paribas; 2/19/03 for JP Morgan.

  Based on the average one-month weighted average market price of Sanofi-Synthélabo as of January 21, 2004 (58.83 euros), the Sanofi-Synthélabo share value as adjusted to reflect the loss of the Plavix® patent as forecast by financial analysts would be 38.23 euros. Under the terms of the principal Offer, this 32 percent fall in the price of Sanofi-Synthélabo's stock market price (based on a one-month weighted average market price) would result in a 17 percent discount to Aventis' stock market price.

  Ambien® will be facing generic competition in 2006

        Ambien® (1.4 billion euros of sales generated in 2003), another patented U.S. leading product of Sanofi-Synthélabo, will lose patent protection in 2006 and face competition from generic drugs. Moreover, the transfer of Ambien® sales to Ambien CR® which, according to Sanofi-Synthélabo, would allow for a continuation of the growth of this product's sales would most likely be only partial because of i) the profile of Ambien CR® and ii) major competition resulting from the launch of competing products by Sepracor and Pfizer expected in 2004 and 2005. Analysts expect Ambien CR® to capture 30 to 35% of the peak sales generated by Ambien®(1), i.e. a potential loss of sales of 1 billion euros.

  Eloxatine® may be threatened by competition from generic drugs as early as 2006

        In 2006, the Eloxatine® patent (824 millions euros of sales for 2003) will fall into the public domain in Europe. In the United States, which represents approximately 56% of total sales of this product, the expiry of data exclusivity in 2007 will increase the risk of competition from generic drug manufacturers.

  Late-stage products probably will not compensate for the slow down in Sanofi-Synthélabo's growth

  New products with limited prospects for development were launched during the past 4 years

        Between 2000 and 2003, 3 new products were placed on the market by Sanofi-Synthélabo, none of which is a potential blockbuster. Arixtra®, once pitched by the company as a major product, has produced disappointing results thus causing a substantial decrease in sales projections.

        Aventis, on the other hand, launched 2 new products during the same period, each of which has the potential to be a blockbuster. Lantus has surpassed marketing expectations and has the potential to revolutionize the treatment of diabetes. Ketek has been launched in Europe and its launch in the U.S. market should enable it to very quickly attain the status of blockbuster.

(1)
(SG Cowen—January 9, 2004; Deustche Bank—January 28, 2004)

  Launch of new products between 2000 and 2003

	2000	2001	2002	2003	Current sales (in millions of euros)	Potential peak sales (in millions of euros)
Aventis
Lantus®	X	X	X	X	487	> 2500
Ketek®		X	X		115	> 1500
Sanofi-Synthélabo
Fasurtec®		X	X		25	113
Eligard®			X		28	88
Arixtra®			X		19	500

Source: Aventis, Sanofi-Synthélabo, IMS (sales of Fasurtec and Eligard over a 12-month period as of 9/30/2003), CAI Chevreux for Eligard and Fasurtec (2009 sales)

Note: products launched in various countries at different times

  Fewer products with strong potential for development are expected to be launched in the course of the next 3 years

        Sanofi-Synthélabo's product portfolio currently includes 7 new drugs in phase III or in registration. Only 3 of these will likely be launched in the market by 2006. Among these products, only Rimonabant® has the potential to generate annual sales of over 1 billion euros. In light of the current stage of clinical development of Rimonabant® (currently in phase III), there remain, however, major uncertainties regarding its profile, its potential and the date it will be launched. The 2 other products in the portfolio have limited sales potential. Aventis, on the other hand, expects to launch 6 products during the course of the next 3 years, 5 of which with an annual sales potential of more than 1 billion euros.

  Expected launch of new products between 2004 and 2006

	2004	2005		2006	Current sales (in millions of euros)	Potential peak (in millions of euros)
Aventis
Genasense®	X				—	> 2000
Apidra®	X				—	400
Alvesco®		X			—	> 1500
Sculptra®	X				—	> 1000
Menactra®		X			—	> 1000
Exubera®(1)					—	> 1000
Sanofi-Synthélabo
Tirapazamine®		X	(2)		—	200
Fumaligin®		X			—	100
Rimonabant®				X	—	1200

Note: Ambien CR®, derived from Ambien®, is not considered as a launch of a new product for purposes of this analysis.

(1)
Market launch date not yet determined

(2)
Abandonment of the indication for non small cell lung cancer will probably lead to a delay in the planned market launch date.

Source: Aventis, HSBC (September 2003) for Tirapazamine®, Fumaligin® and Rimonabant®

  Severe downward pressure on Sanofi-Synthélabo's share price

        Total Group currently owns 24.35% of total capital stock and 35.04% of the voting rights of Sanofi-Synthélabo, while L'Oréal owns 19.52% of the capital stock and 28.09% of the voting rights of Sanofi-Synthélabo. These two groups are bound by a shareholders agreement which will expire on December 2, 2004. L'Oréal indicated in a press release dated January 26, 2004, that it intended to preserve its interest in the company regardless of the outcome of the Offer, without mentioning any period of time, though. For its part, the Total group indicated in its press release on February 19, 2004 that it intended to continue its disinvestment strategy in Sanofi-Synthélabo it started three years ago. Between 2001 and 2003, Total has divested blocks of Sanofi-Synthélabo shares amounting to 8.4% of the capital of Sanofi-Synthélabo.

        Were the Offer to be completely successful (100%), Total's stake would represent approximately 13.3% of the total capital stock of Sanofi-Synthélabo (based on the outstanding shares minus treasury shares), 20.0% of the floating shares and the volume of nearly 35 trading days (based on the average trading volumes of the two companies over one year as of January 21, 2004). In this case, the sale by Total of its stake in Sanofi-Synthélabo would weigh considerably on Sanofi-Synthélabo's shares price over the next few months and would exacerbate the ebb of shares usually observed following a public offer.

        In addition, the weight in terms of voting rights of Sanofi-Synthélabo's two current controlling shareholders in the combined group would be greater than their economic exposure given their double voting rights in Sanofi-Synthélabo. Thus, were the Offer to be completely successful (100%), L'Oréal would control approximately 17% of the voting rights of the combined company, even though its stake would only amount to approximately 10% of the capital stock. This percentage could even be as high as 19% if Total sold its entire holdings, given the loss of its double-voting rights. The existence of these double voting rights thus constitutes an immediate disadvantage for the Aventis shareholders.

        The risk of losing contributions from key products of Sanofi-Synthélabo, together with risks associated with the positions of their top two shareholders and uncertainty related to the future growth of Sanofi-Synthélabo should have a major impact on the value of the Sanofi-Synthélabo shares.

2.4   There are serious doubts as to the combined entity's ability to deliver strong, sustainable and profitable growth as compared to Aventis

        There are additional risks in the proposed combination that could also significantly reduce the potential for value creation in the contemplated combined entity.

  Uncertainties surrounding the procedure and necessary concessions to satisfy antitrust requirements

        Before its final realization, the Offer will undergo review by antitrust authorities in several countries, in particular by the European Union and the U.S. Federal Trade Commission (FTC).

        The Offer is conditional upon FTC approval in the initial, 30-day review period, which begins after the notification is filed. Thus, the Offer's timetable depends on the timetable of antitrust authorities, which is still unpredictable. The Offer will lapse if the FTC issues a second request.

        Sanofi-Synthélabo indicated at the time of the filing of the Offer that it has started the process of divesting of two drugs, Arixtra® and Fraxiparine®, with a view to avoiding a dominant position in the cardiovascular field in which the combined entity would have significant market shares due to the competitive position of Lovenox®.

        The divestiture of Arixtra® and Fraxiparine® will cause a decrease in sales of 338 million euros, based on Sanofi-Synthélabo's sales in 2003 (19 million euros and 319 million euros, respectively). This loss in sales for Arixtra® would increase over time in light of its sales potential which, according to Sanofi-Synthélabo's estimates, is 500 million euros.

        It is difficult to predict the remedies that antitrust authorities may require following the in-depth review being undertaken with respect to products currently on the market and both groups' R&D portfolios.

  Difficulties in predicting whether Aventis might lose certain of its key contracts

        In the ordinary course of business, Aventis has entered into a variety of agreements, including partnership and collaboration agreements. Some of these agreements contain change of control provisions and it cannot be excluded that they may be successfully enforced by one or the other of Aventis' partners were there to be a change of control of the Group (see section 2.1).

        Were Sanofi-Synthélabo's Offer successful, the enforcement of such provisions, even if they provide for compensation to Aventis pursuant to the termination of the contractual relationships concerned, could have a significant impact on the company's business profile and medium-term growth outlook, especially in light of the fact that two of these contracts relate to potential future blockbusters of the Group (Exubera® and Actonel®).

  Sanofi-Synthélabo has offered no detailed explanation whatsoever for its announced synergies, nor has it justified the proposed unrealistic timeframe for realizing these synergies

        In its note d'information (visa AMF no 04-0090 dated February 12, 2004), Sanofi-Synthélabo indicated that it estimates that its takeover of Aventis will generate approximately 1.6 billion euros in annual synergies before taxes, or 6.4% of combined pro forma sales for the fiscal year ended December 31, 2002. According to Sanofi-Synthélabo, and relying on the assumption that the transaction will close by the end of the first quarter of 2004, such amount of synergies will be fully achieved in 2006, with 60% generated in 2005 and 10% as early as 2004. The synergies contemplated by Sanofi-Synthélabo would result primarily from the reduction of the cost basis, for 2/3 of the amount (i.e., approximately 1 billion euros) and from sales synergies, for 1/3 of the amount (i.e., approximately 600 million euros).

        The cost synergies would essentially be generated by the reduction of administrative expenses, marketing costs and research and development expenses. Moreover, Sanofi-Synthélabo indicates that the transaction will generate revenue synergies resulting from acceleration of sales growth of the combined entity. Sanofi-Synthélabo estimates that 2 billion euros of restructuring costs will be necessary to implement these synergies.

        Due to the hostile nature of the takeover bid, and in the absence of consultation or preliminary studies between the two companies, the calculation of synergies resulting from these transactions has, apparently, been based on benchmarks from previous transactions within the pharmaceutical industry. Such analogy performed without precise analysis could lead to errors in assessment, especially when the respective positioning of both companies is so different from the reference sampling.

        With regard to cost reductions, Sanofi-Synthélabo has not specified in its note d'information (visa AMF no 04-0090 dated February 12, 2004) whether it would take measures that would lead to a reduction of the workforce. However, cost synergies would arise from operational reorganizations that could generate job cuts. As an illustration, some prior mergers of pharmaceutical laboratories caused significant job cuts, as highlighted in the table below:

Operations	Staff reductions (number of employees)	Share of combined total workforce(%)
Ciba/Sandoz	8,000	8
Astra/Zeneca	6,000	11
Pharmacia/Monsanto	6,000	10
Pfizer/Warner-Lambert	12,000	14
Glaxo/Smithkline	12,000	11
Pfizer/Pharmacia	15,000	11

Source Deutsche Bank, Aventis

        Given the geographical breakdown of the combined entity's workforce (54% in Europe of which approximately 30% in France), it is more than likely that the cost reduction will be primarily realized in Europe and, above all, in France, where more than a quarter of the combined workforce (approximately 30,000 employees), would be located.

Geographic breakdown of the combined workforce

	Aventis	Sanofi	Total	% of total
France	17,727	12,204	29,931	29.4%
Europe without France	15,880	9,274	25,154	24.7%
United States	12,388	3,595	15,983	15.7%
Others	23,386	7,363	30,749	30.2%

Total	69,381	32,436	101,817	100.0%

Source: Aventis excluding Aventis Behring (as of December 31, 2003), Sanofi-Synthélabo (as of December 31, 2002)

        Absent detailed information provided by Sanofi-Synthélabo on the true nature of the expected synergies, it is difficult to analyze the schedule for their implementation. But their full realization within only one and a half years, as projected by Sanofi-Synthélabo, appears very difficult to achieve, particularly given the extent of the required restructuring, namely in Europe and especially France, where restructuring usually takes place over a long period of time in part due to labor laws and regulations.

        With regard to sales synergies, Sanofi-Synthélabo points out that they could come from the development of its products' sales in the U.S., where it would benefit from the strength of Aventis' commercial network, and an increase in promotion of Aventis' mature products in Europe.

        Most sales synergies in the U.S. should be limited, however, as the large majority of Sanofi-Synthélabo's sales are managed by its partners on the basis of co-promotion agreements, such as in the case of Plavix® with Bristol Myers Squibb, and, therefore, the synergies would not likely generate additional sales. Specialization of the groups' respective sales forces in distinct therapeutic areas is also such as to significantly limit sales synergies. In addition, Aventis' sales forces are currently at full capacity and will remain so due to new programmed product launches.

        As to the sales synergies on Aventis' mature products in Europe, they appear limited due to the following factors:

  •
  Half the sales come from products currently promoted by Aventis, and the evaluation of each group's performance with respect to these products does not suggest an increase in sales potential;

  •
  One quarter of sales comes from products subject to generic competition, for which promotional effects are negligible;

  •
  Of the remaining quarter, the elasticity of promotion is not sufficient to generate the substantial amounts of additional sales envisaged by Sanofi-Synthélabo.

  Significant differences in size and organizational structure which could lead to major integration difficulties and a loss in dynamic of sales growth

        Differences in size and organization between the two businesses (Aventis had nearly 70,000 employees while Sanofi-Synthélabo had only 33,000 at the end of 2003) are likely to significantly complicate the necessary integration process should Sanofi-Synthélabo's hostile Offer succeed. Sanofi-Synthélabo is currently a French company that i) achieves approximately 20% of its sales in France, ii) has limited exposure to the U.S. and Japanese markets and iii) is centrally managed. On the other hand, Aventis is a global company deriving only 13% of its sales from core activities in France and is governed by a de-centralized, international management, as is absolutely required to market global products on a global scale.

        The organization of the two groups in key matters such as R&D and sales & marketing is markedly different.

        For example, whereas Aventis' sales and marketing policy is geared on optimizing the potential of its numerous strategic products on a worldwide scale, which has led to significant commercial success, notably in the U.S., Sanofi-Synthélabo has adopted a strategy based on developing numerous products, often of small size and in local or regional markets.

        The two groups have distinct views in terms of organizing their R&D. While Sanofi-Synthélabo retains a traditional organization relying mostly on internal innovation, Aventis has developed a model drawing not only on its internal strength, but also on external partners. Their integration could result in a drop in productivity, or, in an industry in which value added comes in large part from the intellectual capital of employees, loss of critical teams and the associated areas of expertise that today are behind the success of the two companies.

  Declining growth prospects

        In light of the uncertainties surrounding the short-term prospects for Sanofi-Synthélabo's main products as well as the weakness of its potential mid-term growth potential, the proposed transaction carries significant risks and will lead Aventis shareholders to face the prospect of drastically reduced prospects in terms of sales and earnings growth compared to such prospects for Aventis. Notably:

  •
  The expected growth of sales and net earnings per share for Sanofi-Synthélabo is inferior to what is expected for Aventis in the 2005-2007 period;

  •
  This growth would also be diluted by Sanofi-Synthélabo's divestiture of certain products as required by antitrust authorities, some of which have already been announced by Sanofi-Synthélabo.

Compared Projected rates of sales growth

    Note:

    Aventis (core business activities): growth targets announced by Aventis on February 5, 2004. For information only, the growth target communicated by Aventis for 2004 is between 6 and 7% assuming comparable structure and exchange rates.

    Sanofi-Synthélabo: market consensus (average of 11 detailed analyst research notes of August through December 2003). For information only, Sanofi-Synthélabo has announced a 2004 growth target similar to that of 2003.

    Aventis+Sanofi-Synthélabo: targets communicated by Aventis + market consensus-the impact of product divestments required to comply with antitrust regulations (divestiture of Arixtra® and Fraxiparine®)

        If losing the Plavix® patent had a limited impact on the combined entity's sales growth, inasmuch as Sanofi-Synthélabo does not consolidate the totality of its Plavix® sales, notably those in the U.S, it would nonetheless have a very significant impact on the combined entity's profits. For example, some analysts(2) estimate that losing the Plavix® patent would negatively affect Sanofi-Synthélabo's net income by approximately 900 million euros in 2007 or 2008.

        In addition, these assessments do not account for the likely negative effect the contemplated hostile operation would have in terms of delaying the development of research products and fostering sales force apathy.

        The sales growth profile of the combined entity would in all likelihood be affected by the expected deceleration in Sanofi-Synthélabo's growth, the divestment of products required by antitrust authorities, and the risk of jeopardizing some of Aventis' major partnerships, not to mention the risks tied to Plavix®. Moreover, the major uncertainties related to the achievability of the synergies in the proposed timeframe and the integration difficulties cast serious doubt on the contemplated combined entity's ability to offer Aventis' shareholders and employees an attractive perspective.

2.5    The proposed combination presents limited benefits for Aventis in terms of critical mass, geographic presence (particularly in the United States), research and development, or reinforcement of its product portfolio, in light of the substantial risks associated with this transaction

        On its own, Aventis benefits from key attributes that are necessary to position itself successfully on a global scale, namely: critical mass on a global level, a significant presence in the U.S., first class research & development of critical mass, a portfolio of current and future blockbusters, a presence in

  (2)
  Bear Sterns (December 4, 2003): estimated impact of 966 million euros of 2008 net results; Lehman Brothers (March 25, 2003): estimated impact of 911 million euros on 2007 net results.

high growth therapeutic areas and a unique expertise in the area of partnerships and alliances. Sanofi-Synthélabo does not make a decisive contribution with respect to any of these factors, especially in light of the risks such a transaction would trigger for Aventis' shareholders.

2.5.1    Aventis already has critical mass on a global scale

        Sanofi-Synthélabo's proposed project would create the third largest pharmaceutical conglomerate in the world in terms of sales by combining Aventis (currently 7th) with Sanofi-Synthélabo (currently 16th).

        Although the proposed transaction would be a clear improvement for Sanofi-Synthélabo, the improvement would be much smaller for Aventis' current position: Aventis already has a 3.8% global market share against a mere 1.7% for Sanofi-Synthélabo.

        Based on IMS data over a period of 12 months ending September 30, 2003, the proposed new entity's combined sales for pharmaceutical products would slightly exceed 23 billion euros (16 billion euros of which is generated by Aventis), i.e. a level of sales similar to that of Merck and Johnson & Johnson, but still below that of GlaxoSmithkline or Pfizer.

2.5.2    The transaction would not significantly improve Aventis' strong presence in the U.S.

  Aventis already has an important presence in the U.S. market

        According to IMS, the U.S. is by far the number one pharmaceutical market in the world in terms of value, accounting for slightly over 50% of world pharmaceutical sales. In the U.S., where Aventis has already achieved critical mass (3.1% market share according to the IMS as of September 30, 2003), a combination with Sanofi-Synthélabo (0.9% market share) would not provide a significant overall advancement for Aventis owing to Sanofi-Synthélabo's marginal presence in this market.

        Indeed, Aventis has long succeeded in building its own efficient commercial platform in the U.S., ranking 12th among pharmaceutical companies in the U.S., based on sales. Aventis notes that, in the U.S., Sanofi-Synthélabo does not have a commercial structure as significant as its own. Sanofi-Synthélabo does not control the marketing of its principal products in the U.S. and its experience in terms of commercial development of drugs in the U.S. is limited and relies to a large extent on co-marketing strategies and/or co-promotion of its core products with various American pharmaceutical groups: Bristol Myers Squibb for Plavix® and Avapro® and, until recently, Searle/Pharmacia for Ambien®. The commercial success obtained in the U.S. by its principal products is therefore largely attributable to its partners.

        Thus, the proportion of revenues of core activities generated by Aventis vs. Sanofi-Synthélabo in the U.S. is 4 to 1 in favor of Aventis, whose sales force in the U.S. is twice as large as Sanofi-Synthélabo's.

        Moreover, the percentage of sales generated in the U.S. would be diluted in the combined entity. The U.S., the most attractive market in the world, accounted for 38% of Aventis' core activity sales in 2003, compared to less than 24% for Sanofi-Synthélabo. A combination with Sanofi-Synthélabo would therefore dilute U.S. exposure and increase the presence, in terms of total sales, in Europe and in particular in France, which is a mature market, thereby leading, in Aventis' view, to a deterioration in the Group's business profile.

2.5.3    Aventis has a dynamic R&D reorganization and a high potential product pipeline

        Aventis considers its product pipeline to be both larger and better balanced than Sanofi-Synthélabo's, with a total of 94 products in development, in a large variety of therapeutic areas, compared to only 56 for Sanofi-Synthélabo, of which 22 in the field of the central nervous system alone. Aventis would contribute more than 60% of the combined entity's launch of new drugs over the next few years.

	Aventis		Sanofi- Synthélabo		Total	Aventis' percentage in the total
R&D Costs 2002 (in billions of euros)	3.1		1.2		4.3	72.1%
Number of products
In registration/Phase III	10	(1)	7	(1)	17	58.8%
Phase II	22		16		38	57.9%
Phase I	29		11		40	72.5%
Pre-clinical	33		20		53	62.3%

Total	94		54		148	63.5%

  Source: Aventis, Sanofi-Synthélabo (presentation of results for 2003). OptiClik Pen (filed) not included in chart among Aventis' products.

  (1)
  Not accounting for multiple treatment drugs or line extensions of products.

        Aventis not only develops more products than Sanofi-Synthélabo but also offers higher potential as shown by the number of blockbusters that the Group expects to develop over the next few years.

        Moreover, Aventis believes that its current product portfolio already contains a number of drugs that could quickly become blockbusters. In 2007, Aventis expects to have 7 drugs generating over 1 billion euros in retail sales as opposed to 3 for Sanofi-Synthélabo.

Products generating sales in excess of 1 billion euros in 2003		Products expected to generate sales in excess of 1 billion euros in 2007
Aventis	Sanofi-Synthélabo	Aventis	Sanofi-Synthélabo
Allegra®*,	Plavix®*,	Taxotere®,	Plavix®*, Avapro®,
Lovenox®*,	Stilnox/Ambien®*,	Lovenox®*,	Eloxatine®*,
Taxotere®, Tritace®	Avapro®	Allegra®*, Actonel®,	Ambien®*(1)
Lantus®, Ketek®,
Copaxone®

  products faced with a risk of competition of generic brands by 2007

  (1)
  If numbers for Ambien®/Stilnox® and Ambien CR® are combined. Aventis again points out that the patent for Ambien®/Stilnox® will fall in the public domain definitively in 2006 and that analysts specialized in the pharmaceutical industry anticipate that Ambien CR® will only be able to capture between 30 and 35% of sales performed by Ambien®/Stilnox®.

        In the medium term, Aventis could be launching 5 other future blockbusters (Menactra®, Alvesco®, Genasense®, Exubera® and Sculptra®), for which applications for approval will be or have already been filed, in addition to the flu vaccines all of which have a future sales potential of over 1 billion euros each. At the same time, Sanofi-Synthélabo would only be launching one such product (Rimonabant®). Aventis' portfolio of products in development is therefore more promising and more geared towards products that are likely to become blockbusters on a global basis, as opposed to that of Sanofi-Synthélabo, which possesses a significant number of products with a potential that seems more limited.

2.5.4    The combined entity would not be able to provide a decisive advantage in the key therapeutic areas

  The pharmaceutical sales of Aventis are evenly spread over a wide variety of therapeutic specialties. In particular, the Group possesses remarkable positions in major areas such as thrombosis, oncology, and diabetes. It is also the global leader for vaccines. Even if a combination with Sanofi-Synthélabo would improve the current positions in the areas of cardiology/thrombosis and the central nervous system in general, it would not create leadership in other therapeutic sectors Aventis considers key, such as oncology, diabetes, Alzheimer's disease and asthma, where the portfolio of Sanofi-Synthélabo products is weaker than that of Aventis.

        The risk of generic competition against Plavix®, would, if it materialized, significantly undercut the improvement of the two groups' competitive position in the area of cardiology.

2.5.5    Aventis has unique track record in product and R&D partnerships

        Over the past few years, Aventis has proven its ability to develop innovative products through license agreements with a number of partners. Since 2000, the Group has signed more than 70 agreements pertaining to marketing or R&D licenses with a variety of counterparties ranging from biotechnology companies to the most important pharmaceutical companies in the world. Certain agreements relate to potential or current blockbusters, thereby illustrating the fact that Aventis is a valuable partner from both an R&D as well as a product marketing perspective. During the same time span, Sanofi-Synthélabo has only signed 9 such agreements.

        ***

        Therefore, Sanofi-Synthélabo's Offer:

  •
  was opportunistically timed to disadvantage Aventis' shareholders because it was filed prior to an important strategic announcement by Aventis and prior to even more significant milestones for Sanofi-Synthélabo (the end of the shareholders agreement in December 2004, the Plavix® lawsuits, generic competition for Ambien® and Eloxatine®, etc.);

  •
  clearly undervalues Aventis because the premium implied is negative by most valuation criteria normally used in this kind of transaction, and the terms of the Offer do not provide Aventis' shareholders with a fair share of the combined entity;

  •
  would expose Aventis' shareholders who subscribe to the Offer to major risks given i) the uncertainties surrounding the future of certain Sanofi-Synthélabo key products; ii) the risks that Sanofi-Synthélabo's share price will come under downward pressure due to its major shareholders' position; iii) the potential for dilution of growth to be expected from the combined entity compared to Aventis on a stand alone basis, iv) the major uncertainties pertaining to the announced synergies and the proposed timetable therefor and v) the integration risks inherent to the differences between these two entities in terms of size and organization;

  •
  lacks interest for Aventis, which already possesses a global profile, a premier presence in the United States, dynamic R&D, a significant portfolio of potential products in fast-growing therapeutic areas, and a unique track record in product partnerships;

  •
  would cause major job cuts for Aventis' employees, particularly in France and Germany.

3
AGREEMENTS LIKELY TO HAVE AN EFFECT ON THE EVALUATION OR THE OUTCOME OF THE OFFER

        To Aventis' knowledge, no agreement providing for preferential terms of transfer or acquisition of Aventis shares has been submitted to the AMF.

        Subject to the discussion below, there is as of this date no other agreement made known to Aventis likely to have an effect on the evaluation or outcome of the Offer.

3.1
Change of Control Provisions

        Aventis and other companies of the Group are party to partnership and collaboration agreements with various commercial partners. Aventis has identified four significant contracts containing change of control clauses.

        The four contracts are:

  •
  An agreement entered into with Merck & Co., Inc. governing the relationships between Aventis and Merck & Co., Inc. within their joint subsidiary Merial Ltd. ("Merial"), a company active in the area of animal health and in which Aventis holds a 50% interest. In 2003 the sales of Merial amounted to € 1,626 million, and the contribution of Merial, which is consolidated at equity, to the earnings of Aventis represented € 129 million in such period. If Merck's change of control rights under this agreement were triggered, then Merck would have the option to either (x) purchase Aventis' interest in Merial at fair market value as determined by experts, or (y) require that Merial be sold in its entirety to the highest bidder. If triggered, Merck could exercise such rights within thirty (30) days of the later of the change of control event or determination of the valuation of Merial;

  •
  An agreement entered into with Merck & Co., Inc. governing the relationships between Aventis Pasteur S.A., a wholly-owned subsidiary of Aventis, and Merck & Co., Inc. within Aventis Pasteur MSD S.N.C., a joint corporation set up with Merck for the joint development and commercialization of human vaccines in Europe ("AvP-MSD"), in which Aventis Pasteur S.A. holds a 50% interest. In 2003 the sales of AvP-MSD amounted to € 591 million, and the contribution of AvP-MSD, which is consolidated at equity, to the earnings of Aventis represented € 38 million in such period. If Merck's change of control rights under this agreement were triggered, then within sixty (60) days of receiving notice of the change of control Merck would have the right to cause dissolution of the joint venture for which the contract provides very complex procedures;

  •
  An agreement entered into with The Procter & Gamble Company ("P&G") pursuant to which Aventis commercializes with P&G Actonel®, a new bisphosphonate authorized for the treatment and the prevention of osteoporosis and for the treatment of Paget's disease (a rare bone disease). In 2003, Actonel® had overall sales of the ALLIANCE amounting to € 766 million, and the product contributed € 194 million to Aventis' 2003 consolidated sales. If P&G's change of control rights under this agreement were triggered, then P&G would have a put option for its interest in the Actonel® business as well as a call option for Aventis' interest in such business, in both cases at fair market value. P&G could request that the fair market value of the Actonel® business be determined by experts within forty-five (45) days of a change of control and would be able to exercise either the put or call options within fifteen (15) days following such valuation; and

  •
  Agreements entered into with Pfizer Inc., pursuant to which Aventis has entered into an alliance with Pfizer Inc. for the development, production and global commercialization of an inhalation device for recombinant human insulin. If approved by the regulatory authorities, Aventis believes this drug ("Exubera®") has the potential to achieve overall peak sales in the blockbuster range (over $1 billion per annum). If Pfizer's change of control rights under these agreements were triggered, then Pfizer would have a put option for its interest in the Exubera® business, including the jointly owned insulin production Joint Venture, as well as a call option for Aventis' interest, in both cases at fair market value. Pfizer could request that the fair market value of the Exubera® business within be determined by experts forty-five (45) days of a change of control and would be able to exercise either the put or call options within fifteen (15) days following such valuation.

        Since the change of control provisions in such agreements are extensive, complex and in some cases contain exceptions contingent on the existence of specified factual situations (some of which cannot be predicted with certainty in relation to the outcome of Sanofi's offer), it is not possible for Aventis to make a definite assessment whether these clauses would be triggered by a successful offer by Sanofi. Aventis cannot exclude, however, that in such a case its partners would be in a position to successfully invoke the rights under these provisions and terminate their business relationship. Were Sanofi-Synthélabo's offer successful, the enforcement of such provisions, even if they provide for compensation of Aventis pursuant to the termination of the contractual relationships, could have a significant impact on the company's activities and medium-term growth outlook, given the importance of such contracts two of which relate to expected future blockbusters of the Group (Exubera® and Actonel®).

3.2
Shares held by Employees

        On December 31, 2003, Aventis shares held by employees or former employees of the Aventis group and held through employees' mutual investment funds (fonds communs de placement d'entreprise, FCPE) under the Aventis group employee savings plan represented approximately 1.5% of the share capital of Aventis. Each fund's supervisory board must determine whether the Aventis shares held by the funds will be tendered into the Offer, taking into account, among other factors, their assessment of the terms and the benefits of the Offer, the provisions of the respective funds' internal rules and the constraints related to the applicable tax and social security regime, as well as, to the extent applicable, the terms of the exchange contracts which may have been set up with financial institutions for certain leveraging transactions.

        In addition, certain employees and former employees of foreign subsidiaries of the Group directly hold Aventis shares subscribed in connection with capital increases reserved for employees, amounting to approximately 1.8% of total ownership of the share capital of Aventis as of December 31, 2003. The decision whether or not to tender these shares into the Offer may be based on various factors such as an assessment of the terms and the benefits of the Offer, the constraints related to the applicable tax and social security regime and, to the extent applicable, the terms of the exchange contracts which may have been set up with financial institutions for certain leveraging transactions as well as local restrictions applicable to the Offer.

3.3
Stock Subscription and Purchase Plans

        The stock subscription and purchase plans established by Aventis for the benefit of its directors and officers and certain other employees contain change of control provisions, which are triggered in case of a change in control pursuant to a public offer relating to Aventis shares as described in Section 3.1.7.

4
AVENTIS PRESENTATION

        The information pertaining to Aventis can be found in the company's document de reference filed with the Commission des Óperations de bourse on March 7, 2003 under file number D.03-0207.

        This document may be found on the AMF's website (www.amf-france.org).

        The purpose of the following information is to update the information available in that document.

4.1
General Information on the Capital Stock

4.1.1    Amount of Capital Stock and Number of Shares

        As of December 31, 2003, the capital stock of Aventis amounted to 3,064,758,522.74 euros, divided into 802,292,807 fully paid-up shares with a nominal value of 3.82 euros each.

        In 2003, the nominal value of the capital stock of Aventis was increased by:

  •
  9,495,324.34 euros on December 5, 2003, by way of an issuance of 2,485,687 shares, in connection with a capital increase reserved for employees of the Aventis Group; and

  •
  1,270,646.60 euros on December 31, 2003, by way of an issuance of 332,630 shares, corresponding to the exercise of 332,630 stock options during the fiscal year ended December 31, 2003.

4.1.2
Authorized but Unissued Capital Stock

        The authorizations to issue shares and other securities, which were given to the Supervisory Board at the Annual General Meetings of shareholders of May 14, 2002 and April 17, 2003 are described in the table below:

	Maximum nominal amount of issuance (in euros)		Maximum nominal amount of capital increase (in euros)		Duration	Expiration Date
Capital increase by way of capitalization of reserves, earnings or paid-in surplus	—		1,000,000,000		26 months	June 16, 2005
Issuances with preferential subscription rights
Shares	—		1,000,000,000	(1)	26 months	June 16, 2005
Securities giving right to shares pursuant to subscription, conversion, exchange, reimbursement, exercise of warrants or other rights	6,000,000,000	(2)	1,000,000,000	(1)	26 months	June 16, 2005
Warrants	—		1,000,000,000	(1)	26 months	June 16, 2005
Issuances without preferential subscription rights
Shares			1,000,000,000	(1)	26 months	June 16, 2005
Securities giving right to shares pursuant to subscription, conversion, exchange, reimbursement, exercise of warrants or other rights	6,000,000,000	(2)	1,000,000,000	(1)	26 months	June 16, 2005
Warrants	—		1,000,000,000	(1)	26 months	June 16, 2005
Shares reserved for employees	—		45,840,000	(3)(4)	26 months	June 16, 2005
Warrants reserved for employees	—		9,550,000	(3)(4)	26 months	June 16, 2005
Stock subscription or purchase options	—		137,520,000		38 months	July 13, 2005

  (1)
  These amounts are not cumulative
  (2)
  These amounts are not cumulative
  (3)
  To this number of shares, add the 5,800,000 shares issued upon the exercise of warrants
  (4)
  The total nominal value of shares issued in a capital increase reserved for employees (including the shares resulting from the exercise of warrants) must not exceed 51,600,000 euros

4.1.3
Allocation of Capital Stock Ownership and Voting Rights

        To the company's knowledge, as of February 12, 2004, capital stock ownership and voting rights percentages (except for stock options exercised since December 31, 2003) were as follows:

Shareholder	Number of Shares	Capital Stock Ownership(%)	Voting Rights(%)
Kuwait Petroleum Group	108,027,006	13.5	13.9
Salaried employees(1)	28,024,404	3.5	3.6
Management(2)	73,313	0.0	0.0
Public	642,470,188	80.1	82.5
Treasury shares	23,697,896	2.9	—

TOTAL	802,292,807	100%	100%

  (1)
  Based on an estimate of worldwide employee participation.
  (2)
  Members of the Supervisory Board and the Management Board.

        To the company's knowledge, as of Aventis' latest shareholders' meeting, held on April 17, 2003, capital stock ownership and voting rights percentages were as follows:

Shareholder	Number of Shares	Capital Stock Ownership(%)	Voting Rights(%)
Kuwait Petroleum Group	108,027,006	13.5	13.6
Salaried employees(1)	27,784,399	3.5	3.5
Management(2)	137,686	0.0	0.0
Public	656,330,724	82.1	82.9
Treasury shares	7,194,675	0.9	—

TOTAL	799,474,490	100%	100%

  (1)
  Based on an estimate of worldwide employee participation.
  (2)
  Members of the Supervisory Board and the Management Board.

4.1.4
Crossing of Thresholds

        To the company's knowledge, the following legal and statutory thresholds have been crossed since January 1, 2003:

    •
    According to the notice dated July 29, 2003 (No. 203C1139), the Conseil des marchés financiers announced that State Street Bank and Trust Company, acting as a registered intermediary, had crossed the 5% threshold in Aventis share capital and voting rights on July 23, 2003 and held as of such date, in accounts opened on behalf of its clients, 40,409,485 Aventis shares, representing 5.055% of the share capital. This threshold crossing followed several consecutive crossings above and below the 5% threshold by State Street Bank and Trust Company during the months of February, March, June, and July 2003.

    •
    According to the notice dated April 9, 2003 (No. 203C0530), the Conseil des marchés financiers announced that the Kuwait Petroleum Corporation, a company incorporated under Kuwaiti law and owned by the state of Kuwait, declared that its subsidiary, Petrochemical Resources Holding B.V., acting on behalf of Kuwait Petroleum Corporation, sold the entirety of its holdings in Aventis shares. Petrochemical Resources Holding B.V. crossed below both the 5% and 10% thresholds of share capital and voting rights in Aventis on April 1, 2003. The Conseil des marchés financiers also announced that Kuwait Petroleum Corporation itself holds directly, pursuant to this sale, 108,027,006 Aventis shares, representing 13.5% of the share capital and 13.6% of the voting rights in the company.

4.1.5
Treasury Shares

        On February 12, 2004, Aventis held a total of 23,575,234 Aventis shares, which, pursuant to article L.225-210 of the French Commercial Code, do not carry voting rights or dividends rights.

        These shares originate from the following transactions:

    •
    1,801,787 shares repurchased during fiscal year ended December 31, 2001 at an average price of 76.14 euros per share pursuant to the authorization to repurchase shares granted by the meeting of shareholders of May 21, 2001 for which an Information Memorandum was filed with and approved by the Commission des opérations de bourse under visa No. 01-373 dated April 12, 2001;

    •
    5,859,089 shares repurchased during fiscal year ended December 31, 2002 at an average price of 65.41 euros per share pursuant to the authorizations to repurchase shares granted by the meeting of shareholders of May 21, 2001 and May 14, 2002 and for which Information Memoranda was filed with and approved by the Commission des opérations de bourse under visa No. 01-373 dated April 12, 2001 and visa No. 02-344 dated April 9, 2002;

    •
    760,000 shares repurchased during fiscal year ended December 31, 2002 at an average price of 74.50 euros per share pursuant to the authorization to repurchase shares granted by the meeting of shareholders of May 14, 2002 for which an Information Memorandum were filed with and approved by the Commission des opérations de bourse under visa No. 02-344 dated April 9, 2002;

    •
    15,917,358 shares repurchased during fiscal year ended December 31, 2003 at an average price of 45.13 euros per share pursuant to the authorizations to repurchase shares granted by the meeting of shareholders of May 14, 2002 and April 17, 2003 and for which an Information Memorandum was filed with and approved by the Commission des opérations de bourse under visaNo. 02-344 dated April 9, 2002 and visa No. 03-138 dated March 10, 2003;

    •
    757,000 shares repurchased during fiscal year ended December 31, 2004 at an average price of 51.32 euros per share pursuant to the authorization to repurchase shares granted by the meeting of shareholders of April 17, 2003 and for which an information memorandum was filed with and approved by the Commission des opérations de bourse under visa No. 03-138 dated March 10, 2003.

        In addition, Aventis Inc., a wholly-owned U.S. subsidiary of Aventis, held 122,662 shares on February 12, 2004 pursuant to a stock purchase plan, which, in accordance with article L.233-31 of the French Commercial Code also do not carry voting rights.

        As a result, on February 12, 2004, the number of voting rights in relation to 802,292,807 Aventis shares amounts to 778,594,911, while the number of shares with dividend rights amounts to 778,717,573 shares.

4.1.6
Stock Subscription and Option Plans

        Aventis currently has 14 stock subscription plans for the benefit of certain directors and officers and employees of companies of the Group (the "Options Plans").

        The principal characteristics of the Options Plans are as follows:

Dates of Board Grants	04/22/1994	02/07/1995	12/14/1995	12/17/1996
Date of Authorization at Annual General Meeting of Shareholders	04/22/1994	04/22/1994	04/13/1995	04/13/1995
Number of options initially allocated	1,150,000	1,150,000	1,500,000	1,750,000
Number of beneficiaries	150	256	295	350
Number of shares to be subscribed by
—Directors and executive officers	0	0	0	0
—Number of directors and executive officers	0	0	0	0
Vesting date(1)	04/22/1997	02/07/1998	12/14/1998	01/06/2000
Expiration date	04/21/2004	02/07/2005	12/14/2005	12/17/2006
Total number of options exercised as of December 31, 2003	1,015,000	992,020	1,135,772	1,019,460
Total number of options remaining to be exercised as of December 31, 2003	28,000	95,730	278,128	681,540
Discount in relation to the reference price	10%	10%	5%	5%
Exercise price in €	19.81	17.66	15.40	23.53
Dates of Board Grants	12/16/1997	12/15/1998	12/15/1999	05/11/2000
Date of Authorization at Annual General Meeting of Shareholders	04/23/1997	04/23/1997	05/26/1999	05/26/1999
Number of options initially allocated	3,572,000	5,428,000	5,035,005	747,727
Number of beneficiaries	4,106	4,570	5,916	429
Number of shares to be subscribed by
—Directors and executive officers	210,000	763,966	631,500	0
—Number of directors and executive officers	4	4	7	0
Vesting date(1)	01/06/2001	01/06/2002	01/06/2003	05/11/2003
Expiration date	12/16/2007	12/15/2008	12/15/2009	05/10/2010
Total Number of options exercised as of December 31, 2003	1,061,283	692,733	104,960	540
Total Number of options remaining to be exercised as of December 31, 2003	2,064,210	4,071,572	4,572,004	697,907
Discount in relation to the reference price	5%	5%	5%	5%
Exercise price in €	37.75	40.08	58.75	58.29
Dates of Board Grants	11/14/2000	03/29/2001	11/07/2001	03/06/2002
Date of Authorization at Annual General Meeting of Shareholders	05/24/2000	05/24/2000	05/24/2000	05/24/2000
Number of options initially allocated	11,897,705	521,500	11,392,710	1,000,000
Number of beneficiaries	7,123	81	8,973	2
Number of shares to be subscribed by
—Directors and executive officers	2,090,600	—	1,351,200	1,000,000
—Number of directors and executive officers	10	—	10	2
Vesting date(1)	11/15/2003	03/30/2004	11/08/2004	03/07/2005
Expiration date	11/14/2010	03/29/2011	11/07/2011	03/06/2012
Total number of options exercised as of December 31, 2003	1,800	0	0	0
Total number of options remaining to be exercised as of December 31, 2003	10,623,118	495,050	10,201,815	1,000,000
Discount in relation to the reference price	5%	5%	0%	0%
Exercise price in €	79.75	80.94	83.81	81.97

Dates of Board Grants	11/12/2002	12/02/2003
Date of Authorization at Annual General Meeting of Shareholders	05/14/2002	05/14/2002
Number of options initially allocated	10,030,908	10,232,797
Number of beneficiaries	8,699	8,698
Number of shares to be subscribed by
—Directors and executive officers	850,800	850,800
—Number of directors and executive officers	8	8
Vesting date(1)	11/13/2005	12/03/2006
Expiration date	11/12/2012	12/02/2013
Total number of options exercised as of December 31, 2003	0	0
Total number of options remaining to be exercised as of December 31, 2003	9,595,413	10,232,797
Discount in relation to the reference price	0%	0%
Exercise price in €	60.27	47.52

(1)
Except under certain exercise conditions

        The options granted in 2003 to the present Management Board members were: 300,000 (Igor Landau), 150,000 (Patrick Langlois), 150,000 (Richard J. Markham), 75,000 (Franck Douglas), 50,000 (Heinz Werner Meier), 50,000 (Dirk Oldenburg) and 75,000 (Thierry Soursac).

        In 2003, a group of 32 employees received a total of 936,060 options to subscribe 936,060 Aventis shares at an average price of 47.52 euros. This corresponds to the ten highest levels of grant allocated to managers who are not Board members.

        In 2003, no options were exercised by members of the Supervisory Board or the Management Board.

        In addition, a total of 458,388 shares were purchased or subscribed by the ten option holders (non-members of the Supervisory Board or of the Management Board), thereby constituting the largest exercise of options in 2003 at a weighted average price of 31.40 euros.

Exercise Terms

        The terms of the Option Plans provide that "the exercise of the options by an option holder is subject to the condition that he/she has an employment contract or is an officer or director of the Company or one of the Companies of the Aventis Group on the date of the exercise, unless otherwise decided by the Management Board in exceptional cases." "Companies of the Aventis Group" means "any company or group of economic interests where at least 10% of the capital and voting rights is held directly or indirectly by the Company, on the date of exercise."

        The terms of the Option Plans provide, however, for an exception to this rule:

  •
  "In the case of (i) resignation, (ii) lay-off, redundancy or other termination at the employer's initiative (except for serious professional misconduct), (iii) expiration of a limited duration work contract or (iv) revocation of an officer or director status (except for serious professional misconduct), the options can, whatever the case, be exercised for a maximum period of 6 months from the date of departure from the employing company (in the case of resignation or termination), the date of expiration of the work contract or the date of the revocation, subject to their being exercisable on such date of departure, expiration or revocation. Options that are not exercisable on such date of departure, expiration or revocation are forfeited.

  •
  If the prior formal approval of the Management Board is obtained, in the case of lay-off, redundancy or other termination at the employer's initiative resulting from a collective headcount reduction scheme (except in the case of serious professional misconduct), the options can be exercised for a period of 12 months from the effective date of the termination or from the Opening Day of the Exercise Period of the options if this date is later, provided that this period cannot exceed the termination date of the options. "Opening Day of the Exercise Period" means the day from which the options are exercisable [...].

  •
  However, if a lay-off, redundancy or other termination at the employer's initiative (except for serious professional misconduct), expiration of a work contract or revocation of officer or director status (except for serious professional misconduct) takes place within eighteen months following a Change of Control of the Company, the options can be exercised until the expiration of the plan under the same conditions as if the option holder were still employed or an officer or director.

  •
  In the case of dismissal or revocation of officer or director status for serious professional misconduct, the departure from the employment automatically cancels those options not yet exercised effective on the date of notification of such dismissal or revocation.

  •
  In the case of the transfer of a Company of the Aventis Group or an activity of a Company of the Aventis Group to a company where Aventis does not hold directly or indirectly at least 10% of the capital or voting rights, or in the case of transfer by public offering, the options can be exercised until the expiration of the plan under the same conditions as if the option holder were still employed or still held a corporate mandate.

  •
  In the case of the death of the option holder, the heirs who wish to exercise the options must do so under the conditions fixed by French law, which currently provides that the options are exercisable for a period of six months after the date of death.

  •
  Except in the case of serious professional misconduct, the options can be exercised until the expiration of the plan under the same conditions as if the option holder were still employed or an officer or director, in the following cases:

  •
  Disability,

  •
  Employee or officer or director, aged 55 or more, taking early retirement at the Company's initiative or retiring at the employer's initiative,

  •
  Employee or officer or director, aged 55 or more and having at least 10 years of seniority in the Aventis Group, retiring,

  •
  Lay-off, redundancy or other termination at the employer's initiative (except for serious professional misconduct) of an employee aged 55 or more,

  •
  Revocation or early termination of officer or director status (except for serious professional misconduct) of an officer or director aged 55 or more."

  Sale of Shares following exercise of the Options

        The terms of the Option Plans provide that "Subject to the period inherent in preliminary formalities for the listing on the stock market of new shares and possibly for the application of a tax treatment which is less favorable in the case of non-compliance with legal conditions concerning time of holding and form in which share is held, the shares acquired following the exercise of options can be sold immediately.

        To carry out this sale, the beneficiaries must address a selling order to the option manager, in accordance with the form transmitted by the latter.

        Requests to exercise options will be recorded on a timed and dated register, held by each option manager."

  Change of Control

        The terms of the Option Plans provide that "In the case of a "Change of Control':

          1.     The Company [defined as "Aventis or any successor of Aventis"] will use best efforts to ensure sufficient liquidity allowing the normal exercise of options;

          2.     If the Aventis shares ceased to be listed on a regulated market, the company responsible for the "Change of Control' would be requested to take over the existing patrimonial undertakings with regard to the beneficiaries and, as a consequence, to implement one of the following solutions:

    •
    either to undertake to buy back from the option holders the shares obtained following the exercise of their options on the date when they will present them, this date being necessarily during the exercise period initially determined for the options. In the case where the Company is subject to a squeeze out, the shares obtained by the option holders must necessarily be presented for repurchase following the exercise of the options.

    The repurchase price will be equal to the price of the Aventis share on the date on which the Change of Control becomes Effective or on the first trading day following this date, and would vary both upwards and downwards between this date and the date of the request for repurchase, according to the evolution of the price of the share of the Company which is the beneficiary of the "Change of Control' over the same period.

    •
    or to grant the option holders new options in exchange for their former options.

        If these undertakings are not carried out, the resulting loss to the option holders will be estimated by an expert designated by the two parties, or if no agreement can be found, by the President of the Paris Tribunal de Commerce (commercial court), who will give a ruling on the petition of the party having initially filed.

        The amount decided shall be paid by the Company, or by any company that it will substitute for or substitute for it.

        To determine such amount, the expert will take into account the price of the share on the date when the Change of Control becomes Effective or on the first date of quotation following this change and the "time value' remaining to run until the final date for the exercise of the considered options, taking into account all social or tax consequences."

        The terms of the Option Plan define "Change of Control" as "exclusively the occurrence of any of the following events:

          (a)   carrying out a takeover bid or an exchange offer,

          (b)   the direct or indirect acquisition of an interest allowing a new shareholder to hold at least 20% of the voting rights at the shareholders' meeting, or to increase his/her previous interest so as to hold at least 20% of the voting rights at the shareholders' meeting,

          (c)   the demerger, the contribution or transfer of significant corporate assets of the Company requiring a shareholders' meeting of the Company,

          (d)   the direct or indirect intervention of a rival company in the management of the Company,

          (e)   the merger-absorption by the Company of a rival company involving the arrival of shareholders holding over 20% of the voting rights of the company resulting from the merger, and the merger-absorption of the Company by a rival company involving the arrival of new shareholders holding over 20% of the voting rights of the company resulting from the merger."

        The terms of the Option Plan, furthermore, indicate that "the 'Change of Control' will be considered 'Effective' from:

          (a)   the date of publication in the official bulletin of the notice of the result of the takeover bid by Euronext Paris, in the case of a takeover bid or an exchange offer,

          (b)   the date the Company is notified that the interest of a shareholder has crossed the threshold of 20% of voting rights in the Company (in the case of entry into the capital of a new shareholder holding at least 20% of the voting rights in the shareholders' meeting or the increase in the pre-existing interest of a new shareholder taking his/her interest to at least 20% of the voting rights in the shareholders' meeting),

          (c)   the date of the general meeting approving the demerger, the contribution or transfer of principal assets of the Company or the merger, in the case of demerger, contribution or transfer of the principal assets of the Company or merger,

          (d)   the date of the general meeting appointing the new management and board members, in the case of the direct or indirect intervention of a rival company in the management and board members of the Company."

  Other Option Plans

        In addition to the Option Plans described above, the option plan to purchase shares of Rhône-Poulenc Rorer Inc., issued by that company, were repurchased or exchanged by that company in exchange for options to purchase shares in Rhône-Poulenc S.A. (which became Aventis) in October 1997, during the repurchase by the Group of the minority interests of Rhône-Poulenc Rorer Inc. As of December 31, 2003, 1,546,276 of these options, all of which may be exercised, have not been exercised. Their weighted exercise price is US$ 24.73 with a weighted average remaining contractual life of 25 months. The last exercise date is in 2007.

        Furthermore, due to the formation of Aventis, participants in the Hoechst Group stock option plan of 1998 were offered options to purchase Aventis shares, to receive an immediate cash-out or to exercise their options. The beneficiaries of the 1999 Hoechst Group stock option plan had their options converted into options to purchase Aventis shares. As of December 31, 2003, 1,708,551 of these options, all of which may be exercised, have not been exercised. Their exercise price is 48.43 euros and they will expire in September 2009.

        As of December 31, 2003, there were a total of 57,892,111 options to subscribe or purchase Aventis shares pursuant to Option Plans, 7,893,980 of which were held by members of the Supervisory Board or Management Board, and of which 26,367,036 were exercisable.

        The exercise of all 54,637,284 options to subscribe Aventis shares existing as of December 31, 2003 would result in the issuance of 54,637,284 shares.

4.1.7     Warrants for Aventis Shares

        In connection with two capital increases reserved for employees of the Group participating in the group employees' savings plan, which took place in September 2002 ("Horizon 2002 Plan"; the prospectus of which was granted visa No. 02-686 by the Commission des opérations de bourse on June 6, 2002) and in December 2003 ("Horizon 2003 Plan"; the prospectus of which was granted visa No. 03-704 by the Commission des opérations de bourse on July 24, 2003), Aventis has issued shares with warrants for the benefit of certain German employees of the Group. The shares with warrants were subscribed for the benefit of these employees by the FCPE "Aventis Deutschland 2002" and "Aventis Deutschland 2003". Following the issuance of these shares with warrants, the German employees of the Group held, as of December 31, 2003:

    •
    Through the FCPE "Aventis Deutschland 2002", 94,395 warrants for Aventis shares, with each of these warrants enabling its holder to subscribe one share of Aventis stock for 75.70 euros upon the termination of the FCPE (April 1, 2007) or, upon the occurrence of an earlier triggering event (a public offer not being such a triggering event), on the business day following the valuation of the FCPE's net assets.

    •
    Through the FCPE "Aventis Deutschland 2003", 167,576 warrants for Aventis shares, with each of these warrants enabling its holder to subscribe one share of Aventis stock for 45.64 euros upon the termination of the FCPE (April 1, 2008) or, upon the occurrence of an earlier triggering event (a public offer not being such a triggering event), on the business day following the valuation of the FCPE's net assets.

4.2   Recent Developments and Outlook

  •
  February 13, 2004: Aventis appeals the AMF's decision to clear Sanofi-Synthélabo's offer

    "Aventis announced that it was appealing the decision of February 3, 2004 by which the French Autorité des marchés financiers (AMF) cleared Sanofi-Synthélabo's unsolicited tender offer for the share capital of Aventis pursuant to French tender offer rules. This legal action filed with the Court of Appeals of Paris seeks to invalidate the AMF's decision, and is motivated by Aventis' strong determination to protect the interests of the company and its shareholders and employees. Aventis believes it has strong grounds to obtain the relief sought, and intends to submit detailed pleadings to the Court of Appeals in the next 15 days in accordance with applicable procedural rules." (Press Release).

  •
  February 6, 2004: Aventis and Genta announce that the U.S. Food and Drug Administration (FDA) has accepted the priority review for the indication of advanced melanoma

    Aventis and Genta Inc. announced that the FDA has accepted the new drug application for Genasense® (oblimersen sodium) in advanced melanoma on the basis of promising results of a Phase III study carried out in 12 countries on 771 patients. The new drug application proposes the use of Genasense® in combination with standard chemotherapy (decarbazine) for the treatment of patients with advanced melanoma who have not previously received chemotherapy. In addition, the FDA granted priority review status to the application, which targets an agency action on or before June 8, 2004.

  •
  February 5, 2004: Aventis plans new share repurchase program of €2 to €3 billion

    In 2003, Aventis repurchased 15.9 million of its shares, or 2% of the trading volume, including approximately 2.7 million shares during the fourth quarter. At the end of 2003, Aventis held approximately 22.8 million of its own shares, representing 2.8% of the company's share capital of 802,292,807 shares. Aventis also intends to launch a new share repurchase program in 2004 of €2 to €3 billion.

  •
  February 5, 2004: Aventis intends to create a partnership for non-strategic products representing €1.5 billion in sales.

    This partnership project should include parts of the infrastructure related to the relevant products. It should allow for i) the development of a new entity focused on regional products with smaller potential and ii) a better focus on the product portfolio of Aventis. This should help reduce Aventis' exposure to the slow growth of the European markets, as well as its exposure to generic drugs.

  •
  February 5, 2004: Dermik (Aventis) announces the approval of the U.S. Federal Drug Administration (FDA) for a treatment in the aesthetic dermatology arena, the poly-L-lactic acid known in the United States under the product name Sculptra®

    Sculptra® is a dermal contouring agent that provides lift to help restore lost facial volume in people with lipoatrophy. Lipoatrophy is typically characterized by the loss of fullness, shape, and contour in the face.

  •
  February 2, 2004: Aventis gains additional flexibility for Rhodia stake disposal

    On January 30, 2004, the European Commission agreed to replace an undertaking by Aventis to sell its 15.3% stake in Rhodia with an undertaking to divest its 49% stake in Wacker-Chemie within a timeframe of several years. Concurrently, the U.S. Federal Trade Commission has accepted to extend by one year the timeframe it had established separately for the sale of Aventis' interest in Rhodia to April 22, 2005. Aventis continues to pursue its goal of disposing of its non-strategic activities by the end of 2004.

  •
  January 26, 2004: The Aventis Management Board rejects hostile Sanofi-Synthélabo bid

    "Aventis has been informed that Sanofi-Synthélabo has filed an unsolicited offer to take control of Aventis.

    The Aventis Management Board, led by Chairman Igor Landau, would like to emphasize that the offer, which was launched without any prior approach from Sanofi-Synthélabo, is of a hostile nature and does not take into account the wide range of risks associated with this move.

    Furthermore, the offer contains a premium of 3.6% over the last closing price of the Aventis share. This proposal offers the shareholders an inferior value compared to the achievement of the current stand-alone strategy.

    Thus, not only is this offer not in the best interests of the shareholders, but it would also compel its shareholders to assume significant risks associated with Sanofi's principal products.

    The Management Board believes that this offer is not in the interests of its employees and its shareholders and that there are other scenarios with a stronger industrial and social rationale.

    For these reasons, the Management Board has decided to recommend to the Supervisory Board to reject the offer. Jürgen Dormann, Chairman of the Supervisory Board, and Jean-René Fourtou, Vice Chairman of the Supervisory Board, will also recommend a rejection of the offer." (Press Release)

  •
  January 16, 2004: Aventis statements on market speculation

    "Responding to market speculation concerning a potential transaction, and at the request of the French stock market authority AMF, Aventis wishes to make clear that it is not engaged in any discussions." (Press Release)

  •
  January 9, 2004: Aventis and Famar announce Famar's take-over of Aventis pharma production site in Saint-Genis-Laval

    Famar is undertaking all current activities of Saint-Genis-Laval site, specialised in the manufacture and packaging of solid and liquid dosage forms (tablets, film-coated tablets, dry and liquid syrups), along with the plant's 305 employees. The site take-over by Famar is linked to a long-term manufacturing contract between Aventis and Famar and to an important investment plan over the period 2004-2008.

    Saint-Genis-Laval divestment is part of the Aventis strategy to optimize the world-wide production capacity of Aventis. This allows Aventis to focus its production tool on strategic products. This agreement preserves the activity and the employment of the Saint-Genis-Laval site and gives it development prospects.

  •
  December 30, 2003: Aventis submits new drug application for Alvesco® (ciclesonide) in the United States

    Alvesco® (ciclesonide) is an inhaled corticosteroid for the treatment of asthma. For Aventis, that develops this drug for adults and children in the United States in collaboration with Altana Pharma, Alvesco® offers excellent effectiveness and better tolerance than current therapies, particularly in children, who represent one third of asthmatics in the U.S., estimated at 20 million.

  •
  December 22, 2003: Aventis submits application for approval of Menactra® in the United States

    In December 2003, an application was filed with the Federal Drug Administration (FDA) for approval of Menactra®, the first quadrivalent conjugate vaccine for the prevention of meningococcal meningitis (four serogroups). The application relates to the use of the vaccine in children aged 11 and older as well as adults. A filing for use in children aged 2 to 11 in the United States is also planned, as well as an application in Europe for the use in persons from 2 to 55 years of age, which is expected to be filed in 2004. Menactra® is expected to offer a longer-lasting immune response against meningococcal meningitis, considered to be the most deadly form of the three main types of meningitis.

  •
  December 17, 2003: Aventis accelerates funding of pension obligations in Germany

    Aventis has decided to accelerate the funding of pension obligations in Germany with a significant inceptional contribution of €1.5 billion.

    Following this contribution, Aventis' pension obligations in Germany should reach a fully funded status within three to five years.

  •
  December 13, 2003: Aventis signs an agreement with Ranbaxy to sell its generic drugs business

    "Aventis announced today the signing of an agreement to sell RPG Aventis (RPG), its generic drugs business in France, to Ranbaxy. The financial terms of the agreement have not been disclosed. The sale is subject to the legal process of consultation with employee representatives. The transaction is expected to be completed in the first quarter of 2004.

    The sale of RPG in France, which is the only Aventis generic business, reflects a commitment by Aventis to focus on its core strategic activities. Ranbaxy ranks among the world's leading generic companies and offers real opportunities for RPG to complement its range of products and secure its development on a rapidly developing market." (Press Release)

    The sale of RPG shares held by Aventis to Ranbaxy was completed on January 5, 2004.

  •
  December 12, 2003: Aventis confirms that employee stock purchase (plan Horizon) has raised approximately €99 million

    Almost 2.5 million shares were subscribed by employees in an employee-only stock purchase plan, representing a capital increase of €9.5 million with a premium of approximately €89.8 million.

  •
  December 12, 2003: Aventis clarifies speculation on "Reshaping Aventis" program raised in the media

    The "Reshaping" program combines a number of initiatives under consideration in order to constantly improve the performance of the Group. These initiatives are being evaluated with a view to enable Aventis to accelerate revenue growth while continuing to deliver solid earnings growth in the coming years.

    "The key goal of Reshaping Aventis would be to further develop a culture that embraces innovation and change in order to constantly improve the quality of our business and free up the resources we need to invest in our product leadership strategy and accelerate the development of our pipeline," said Igor Landau, Chairman of the Management Board.

  •
  December 8, 2003: Aventis agrees to divest Aventis Behring to CSL Limited for up to US$ 925 million

    "Aventis and CSL Limited have signed an agreement under which CSL will acquire Aventis Behring, the therapeutic proteins business of Aventis. The transaction, which is subject to approval by antitrust authorities, is expected to close during the first half of 2004.

    Under the terms of the agreement, Aventis will receive up to US$925 million, consisting of a cash payment of US$550 million upon closing as well as a total of US$125 million in deferred payments, which will be made in three installments: US$30 million on July 1, 2006; US$30 million on December 31, 2006; and a final payment of US$65 million on December 31, 2007. In addition, Aventis can receive up to US$250 million in additional payments from CSL on the fourth anniversary of the closing of the transaction based on the performance of CSL's stock market price.

    'The divestiture of Aventis Behring marks another successful step toward our objective to strategically position Aventis as a focused pharmaceuticals company and to dispose of our remaining non-core activities by the end of 2004. Once completed, this transaction is expected to be neutral to the earnings of Aventis and positive toward our free cash flow,' said Patrick Langlois, Vice Chairman of the Management Board and Chief Financial Officer of Aventis. "As the industry leader, CSL will now be in a position to invest appropriately in this business to ensure future success,' concluded Langlois.

    As part of this divestment, Aventis will take a write-down of approximately € 350-400 million (after tax), against the book value of Aventis Behring and related assets, in the fourth quarter of 2003. Aventis Behring has been classified as a non-core business, so this charge will have no impact on cash or profitability of the Aventis core business, which incorporates the company's activities in prescription drugs, human vaccines and animal health." (Press Release)

  •
  November 4, 2003: Aventis divests entire Clariant stake—Divestiture another step toward pure focus on pharmaceuticals

    "Aventis announced today that it has divested its entire 11.85% holding in the Swiss chemical company Clariant as part of its strategy to focus on pharmaceuticals. The sale was made to selected institutional investors at a price of CHF 19.25 per share." (Press Release)

  •
  September 8, 2003: Aventis and Regeneron announce their global partnership to develop and commercialize the VEGF Trap

    Aventis and Regeneron Pharmaceuticals Inc. announced that they have entered into a global (excluding Japan) agreement to develop and commercialize the VEGF Trap.

    Under the terms of the agreement, Aventis will pay Regeneron U.S.$125 million, of which U.S.$45 million is an investment in newly issued Regeneron common stock and U.S.$80 million is an upfront payment.

  •
  August 27, 2003: Aventis and Dainippon Pharmaceuticals sign licensing deal

    Aventis has entered into an agreement in principle to acquire the worldwide exclusive development and marketing rights (except Japan) to the agent AC-3933. Under this agreement, Aventis has received exclusive development and marketing rights for AC-3933 with the option for these rights in China, Taiwan and South Korea. Financial terms of the agreement have not been disclosed.

  •
  July 31, 2003: Aventis and Immunogen sign collaboration agreement to research, develop and commercialize a new anti-cancer agent

    Under the terms of the agreement, Aventis and Immunogen will collaborate to develop and commercialize new anti-cancer products.

    Aventis acquires the worldwide commercialization rights to the new molecules created by the collaboration as well as worldwide commercialization rights to three products at an early research stage from Immunogen's portfolio.

    Under the terms of the agreement, Immunogen will receive an upfront payment of $12 million and more than $50 million in committed research funding over a three-year period.

  •
  June 25, 2003: Aventis acquires from Zealand Pharma the worldwide rights to type 2 diabetes compound ZP10

    Aventis will receive the global rights to ZP10 and will be responsible for all further development, regulatory approval, manufacturing, marketing and sales of this product. Zealand Pharma will receive an upfront payment of $10 million and future payments. Zealand Pharma will also receive royalty payments on future product sales.

  •
  June 25, 2003: Aventis submits application for approval of the insulin glulisine Apidra® in the United States and Europe

    Aventis has submitted an application in the United States and Europe for approval of insuline glulisine, a fast-acting insulin. The insuline glulisine broadens Aventis' range of diabetes products. Once the approval is obtained, Apidra® could be prescribed together with Lantus®, Aventis' long-acting insulin, thereby providing an adjunctive solution for diabetics needing intensive insulin therapy.

  •
  May 2, 2003: Aventis closes sale of 17.8 million Rhodia shares to Crédit Lyonnais

    "Following the announcement made on April 17, 2003, Aventis today completed the sale of 17.8 million Rhodia shares (or 9.9% of the Rhodia share capital) to Crédit Lyonnais for a total amount of € 99.4 million based on the closing price of Rhodia on April 30 in Paris. Aventis now holds 27.5 million Rhodia shares (or 15.3% of the Rhodia share capital)." (Press Release)

  •
  April 17, 2003: Aventis Annual General Meeting of Shareholders: Net dividend of € 0.70 per share approved, a 21% increase from 2002 (€ 0.58); Aventis reconfirms full-year sales and earnings outlook

  •
  April 17, 2003: Aventis Reduces its Shareholding in Rhodia, Retains Economic Interest

    "Aventis announces today the reduction of its stake in Rhodia to 15.3% from 25.2% following a definitive sale and purchase agreement with Crédit Lyonnais concerning 17.8 million Rhodia shares (40% of its Rhodia shareholding). As a result of this transaction, Aventis will hold 27.5 million Rhodia shares and Crédit Lyonnais will have acquired 9.9% of Rhodia's share capital. The sale will be formally completed by the end of April. The price will be the market price of the Rhodia shares on the day prior to the closing of this transaction.

    Separately, Aventis and Crédit Lyonnais have reached agreement whereby Aventis will retain an interest in the future evolution, whether positive or negative, of the Rhodia share price, for a period of up to five years [...]." (Press Release)

4.3   Information on Legal or Arbitration Proceedings

        In addition to the legal proceedings described below and at Notes 25 and 33 to the Aventis Consolidated Financial Statements for the fiscal year ended December 31, 2003 found in Section 4.6.2 below which we incorporate herein by reference, Aventis can be from time to time in a number of legal proceedings incidental to the normal conduct of its business, including proceedings involving product liability claims, commercial claims, employment and wrongful discharge claims, patent infringement claims, competition claims, tax assessment claims, or claims relating to the environment.

        Aventis does not believe, based on current information, accrued reserves and existing insurance policies, that these legal proceedings would have a material adverse effect on the business, financial condition or results of operations of Aventis if determined adversely. However, there can be no assurance that such proceedings will not have a material adverse effect on the financial condition and the results of operations of Aventis.

  Products

  Allegra® Marketing Status

        A majority of the members of a joint Advisory Committee of the "Food and Drug Administration" ("FDA") recommended in May 2001 that Allegra® and two competing drugs be "switched" from prescription to over-the-counter ("OTC") status. Since that date, the manufacturer of one of the two competing drugs has voluntarily switched its drug to OTC status. The FDA has not acted publicly on the Advisory Committee's recommendation with respect to Allegra® and it is not possible to predict what position, if any, the FDA may adopt in response to the Advisory Committee recommendation.

  Patents

  Allegra® Litigation

        In June 2001 Aventis Pharmaceuticals Inc. ("API") was notified that Barr Laboratories Inc. ("Barr") filed an Abbreviated New Drug Application ("ANDA") with the FDA seeking approval to market a generic version of Allegra® (see schedule Aventis core business case figures, infra section 4.6.1) 60 mg capsules in the United States and challenging certain of API's patents. In August 2001, API filed a patent infringement lawsuit against Barr in U.S. District Court claiming that the marketing of Allegra® by Barr prior to the expiration of certain patents would constitute infringement of certain Aventis patents. API subsequently received similar ANDA notifications from Barr and four additional generic companies relating variously to Allegra® 30 mg, 60 mg and 180 mg tablets and Allegra®-D. In each case, API has filed additional patent infringement lawsuits against the generic companies. All of the Allegra® patent infringement suits are pending in the U.S. District Court for New Jersey. Trial has been scheduled for September 2004. In September 2003, API received notice that Dr. Reddy's Pharmaceuticals ("Dr. Reddy's") filed a Section 505(b)(2) application with the FDA seeking to market a version of Allegra® 30 mg, 60 mg and 180 mg tablets. In October 2003, API filed a patent infringement lawsuit in U.S. District Court in New Jersey against Dr. Reddy's. In October 2003, Dr. Reddy's filed an ANDA with the API relating to Allegra®-D. API is currently examining the legal issues relating to this latest filing.

  DDAVP® Litigation

        In November 2002 API was notified by Barr Laboratories ("Barr") that Barr was seeking approval from the FDA to market a generic version of DDAVP® tablets and was challenging certain patents covering DDAVP® that are exclusively licensed to API by Ferring B.V. ("Ferring"). In December 2002, API and Ferring brought a patent infringement lawsuit against Barr in U.S. District Court in the Southern District of New York claiming that marketing of a generic version of DDAVP® by Barr prior to the expiration of a certain Ferring patent would constitute infringement of that patent. The patent infringement suit is ongoing. In July 2003, API was notified by Novex Pharma ("Novex") that Novex was seeking approval from the FDA to market a generic version of DDAVP® nasal solution and was challenging certain patents covering DDAVP® that are exclusively licensed to API by Ferring. In August 2003, API and Ferring brought a patent infringement lawsuit against Novex in U.S. District Court in New Jersey claiming that marketing of a generic version of DDAVP® nasal solution by Novex prior to the expiration of a certain Ferring patent would constitute infringement of that patent. The patent infringement suits are ongoing.

  Lovenox® Reissue/Generic Filing

        In the U.S., two patents related to Lovenox® (see schedule Aventis core business case figures infra section 4.6.1) are currently listed in the FDA publication entitled "Approved Drug Products with Therapeutic Equivalence Evaluation", commonly known as the "Orange Book". These two patents are U.S. Patent No. 4692435 (the '435 patent, which expires December 24, 2004) and U.S. Patent

No. 5389618 (the '3618 patent, which expires February 14, 2012). In May 2003, Aventis Pharma S.A. filed an application with the U.S. Patent & Trademark Office for the re-issuance of the '618 patent. A reissue patent application is typically used to seek modifications to the specification of a granted patent. The '618 patent will remain in force during the reissue proceeding. If the patent is approved, Aventis believes that the '618 patent could be reissued in an amended version prior to 2005.

        In June 2003 API received notice that both Amphastar Pharmaceuticals and Teva Pharmaceuticals were seeking approval from the FDA for generic versions of Lovenox® and are challenging the '618 patent. Subsequently, Amphastar also challenged the '435 patent. API brought a patent infringement suit against both Amphastar and Teva in U.S. District Court in California with respect to the '618 patent. Trial has been set for April 2005.

  Ramipril Canada

        In February 2003, API was notified of a filing by Pharmascience of an Abbreviated New Drug Application seeking approval to market in Canada a generic version of Ramipril 1.25 mg, 2.5 mg, 5 mg, and 10 mg capsules for the treatment of hypertension. In March 2003 Aventis Pharma, Inc. (Canada) and Aventis Pharma Deutschland GmbH (Germany) brought a patent infringement proceeding against Pharmascience in Canada. Subsequently, additional proceedings were initiated due to a similar filing by Apotex. The proceedings are ongoing.

4.4   Compensation of Directors and Officers

        Aventis' compensation policy for executives includes a fixed portion and a variable portion, which is based upon the achievement of the company's financial objectives (growth in sales, earnings per share and, cash flow among others), the share price, the results of research and development, the overall performance of Aventis and individual targets of each member of the Management Board.

        The amount of attendance fees distributed to the Supervisory Board members is comprised of a fixed portion and a variable portion which is calculated in view of the participation in Board meetings and certain committees. A fixed sum in the form of attendance fees is paid to the Chairman and Vice Chairman of the Supervisory Board.

        The aggregate total gross compensation (attendance fees, pensions and benefits in kind for the fiscal year) of the present Supervisory Board members (16 people) paid in 2003 (January 1, 2003 to December 31, 2003) by Aventis and by companies it controls, as defined by article L.233-16 du Code du Commerce, amounted to € 3,773,693 (€ 1,448,375 in attendance fees and € 2,290,318 in pension payments). The following chart sets forth individual compensation according to main categories:

Name	Attendance fees		Pensions		Total gross compensation
Jürgen Dormann(2) 2003 2002	€ €	195,900 96,600	€ €	1,445,648 898,137	€ €	1,651,548 994,737
Jean-René Fourtou(2) 2003 2002	€ €	147,475 71,900			€ €	147,475 71,900
Joachim Betz(1) 2003 2002	€ €	70,000 70,000			€ €	70,000 70,000
Werner Bischoff(1) 2003 2002	€ €	70,000 65,000			€ €	70,000 65,000
Jean-Marc Bruel 2003 2002	€ €	85,000 91,000	€ €	342,274 336,448	€ €	427,274 426,448

Alain Dorbais(1) 2003 2002	€ €	70,000 70,000			€ €	70,000 70,000
Martin Frühauf 2003 2002	€ €	105,000 95,000	€ €	235,732 232,896	€ €	340,732 327,896
Serge Kampf 2003 2002	€ €	90,000 105,000			€ €	90,000 105,000
Hubert Markl 2003 2002	€ €	74,000 72,000			€ €	74,000 72,000
Günter Metz 2003 2002	€ €	85,000 91,000	€ €	256,664 253,612	€ €	341,664 344,612
Christian Neveu(1) 2003 2002	€ €	70,000 70,000			€ €	70,000 70,000
Didier Pineau-Valencienne 2003 2002	€ €	91,000 82,000			€ €	91,000 82,000
Seham Razzouqi 2003 2002	€ €	92,000 88,000			€ €	92,000 88,000
Michel Renault 2003 2002	€ €	88,000 82,000			€ €	88,000 82,000
Hans-Jürgen Schinzler 2003 2002	€ €	70,000 65 000			€ €	70,000 65 000
Marc Viénot 2003 2002	€ €	80,000 85,500			€ €	80,000 85,500

  (1)
  Representative of the interests of employees.

  (2)
  As of their appointment to the Supervisory Board on 5/15/2002.

•
One-time payments relating to capital gains on stock appreciation rights attributed by Hoechst in 1997 for the benefit of certain directors, officers and employees are not included in the figures provided above.

•
Except for the 3 employee representatives, the members of the Supervisory Board are not employees of the company.

The aggregate total gross compensation (fixed, variable components, attendance fees and benefits in kind relating to the relevant fiscal year) of the present Management Board members (7 people) paid in 2003 (January 1, 2003 to December 31, 2003) by Aventis and by companies it controls, as defined by article L.233-16 du Code du Commerce, amounted to € 10,243,380. The following chart sets forth individual compensation. Compensation paid for 2003 and 2002 cannot be compared for members of the Management Board appointed on May 15, 2002.

Name	Fixed portion		Variable portion(1)		Benefits in kind		Total gross compensation
Igor Landau 2003 2002	€ €	1,200,000 906,250	€ €	1,564,500 1,093,974	€ €	14,427 7,180	€ €	2,778,927 2,007,404
Patrick Langlois 2003 2002	€ €	750,000 613,958	€ €	674,100 654,333	€ €	8,650 5,206	€ €	1,432,750 1,273,497
Richard J. Markham 2003 2002	US $ US $	1,146,000 1,093,750	US $ US $	1,194,007 1,344,725	US $ US $	12,971 38,866	US $ US $	2,352,978 2,477,341
Franck Douglas 2003 2002	US $ US $	741,500 708,094	US $ US $	536,853 629,960	US $ US $	55,853 45,051	US $ US $	1,333,867 1,383,105
Heinz-Werner Meier 2003 2002	€ €	481,200 385,416	€ €	248,472 197,689	€ €	7,722 4,317	€ €	737,394 587,422
Dirk Oldenburg 2003 2002	€ €	531,200 437,287	€ €	289,867 275,423	€ €	10,095 731	€ €	831,162 713,441
Thierry Soursac 2003 2002	US $ US $	879,800 814,762	US $ US $	482,068 554,700		0 0	US $ US $	1,361,868 1,369,462

(1)
The variable portion paid was based on the performance of the preceding year.

4.5   Executive Agreements

4.5.1     Employment Agreements

Igor Landau

Mr. Igor Landau's employment agreement provides that he would:

(i)
in the event of termination of his employment agreement by the company other than for gross negligence (the decline in responsibilities being considered as a termination by the company) and after a six month notice period, receive the severance payment provided for by the collective bargaining convention, increased by a one-time payment equal to 1.5 times the total gross compensation (including bonuses) received during the last 12 months preceding the termination date of his agreement;

(ii)
receive a contractual severance payment, including the indemnity provided for in the collective bargaining convention and calculated according to a sliding scale based on seniority resulting in 40 months of compensation at the end of 2003 (but with a reduction by 1/5 for every year starting at age 60, without however being lower than the payment provided for by the collective bargaining convention (20 months)), in the event of termination of his employment agreement by the company, other than for gross negligence, in the 18 months following a change of control or if Mr. Landau was to refuse a "substantial modification" (significant restructuring of the company, change in the composition of organes de direction (management or supervisory board), sale or transfer of major assets, material change in strategy, substantial modification of the employment agreement) occurring during such 18-month period.

In all cases of termination considered above, Mr. Landau would keep the options that would have been attributed to him and his supplemental pension rights. (cf. 4.5.2 infra)

Patrick Langlois

Mr. Patrick Langlois' employment agreement provides that he would:

(i)
receive a contractual severance payment, including all legal or conventional indemnities, which equals to three times the sum of his target salary (base salary and target bonus) in the event his employment agreement would be terminated for a reason other than death, disability or gross negligence or if Mr. Langlois would himself terminate his agreement alleging one of the following events (significant decline in responsibilities or compensation, change of structure of his compensation, transfer outside of Europe). This amount is reduced to 25 months of salary upon reaching the age of 63.

(ii)
receive a contractual severance payment, including the payment provided for by the collective bargaining convention and calculated according to a sliding scale based on seniority resulting in 40.6 months of compensation at the end of 2003 (but with a reduction by 1/5 for every year starting at age 60, without however being lower than the payments provided for by the collective bargaining convention (20 months)), in the event of termination of his employment agreement by the company, other than for gross negligence, in the 18 months following a change of control, or if Mr. Langlois was subject to a "substantial modification" (significant reduction of responsibilities or compensation, change of structure of his compensation, transfer outside of Europe) of his employment agreement occurring during such 18 months period to which he would have objected within 6 months of such modification.

        In all cases of termination mentioned above, Mr. Langlois would keep the options that would have been attributed to him and his supplemental pension rights. (cf. 4.5.2 infra)

Richard J. Markham

        In October 1999, Mr. Markham, who was previously employed for several years in various companies of the Group, signed an amendment to his employment agreement according to which, if he remains employed by Aventis on July 15, 2004, he is entitled to a performance bonus. The target performance bonus equals two times the sum of his annual base salary and of the greater of his annual target bonus, which currently equals 100% of his base salary, and of the average of his annual bonus during the 2000-2004 period.

        This performance bonus is limited to a range of between 80% and 120% of the amount defined above and depends on the price of an Aventis share on July 15, 2004. Moreover, (i) in case of a change of control of Aventis, prior to July 15, 2004, a bonus equaling the target performance bonus is paid and (ii) in case of death, disability or termination, except in case of gross or severe negligence, prior to July 15, 2004, the performance bonus is pro-rated based on the amount of time he was employed by Aventis between 2000-2004.

        In February 2002, the company and Mr. Markham signed an amendment to his employment agreement which provides that in the event:

(i)
Aventis terminated his employment agreement, for whatsoever reason, other than death, disability or gross or severe negligence, or in case Mr. Markham terminated his agreement himself within 6 months after the occurrence of certain events (significant decline in responsibilities, reduction of his base salary or change of the structure of his compensation) and after one month notice, then Mr. Markhan would receive a contractual severance payment which equals three times the sum of his base salary and of his target bonus plus his normal compensation during the notice period. At age 62, this payment is gradually reduced without however being less than the payments provided for by the applicable collective bargaining agreement. Mr. Markham is 53;

(ii)
in the event of termination on the initiative of Mr. Markham prior to May 31 2005, with no obligation for him to give a reason, and with a three-month notice period, Mr. Markham would be entitled to receive a contractual severance payment which equals three times his base salary and his target bonus.

        This agreement also provides for several benefits in the event of termination (e.g. retention of stock options, temporary maintenance of health benefits, financial assistance for employment search).

Other Members of the Management Board

        The company entered into agreements with other members of the management board according to which they are entitled to receive a contractual severance payment, including all legal and conventional indemnities, which equals three times the amount of their base salaries and of their target bonuses if the agreement was to be terminated prior to a date provided for in their agreements:

(i)
on the initiative of the company other than for death, disability or gross or severe negligence;

(ii)
by any such member of the management board for a good reason defined in the contract provided a one-month notice has been given.

        These agreements also provide for several benefits in the event of a termination (e.g. retention of stock options, temporary maintenance of health benefits, financial assistance for employment search).

4.5.2    Supplemental Pension Plans

        The supplemental pension plans vary according to the countries. The persons entitled to benefit from these pension plans are either Aventis' current or former executives. Apart from certain exceptions, the plans provide for guarantees which include the pensions paid by the State systems or by local entities.

        Messrs. Landau and Langlois participate in Aventis' French supplemental executive pension plan. This plan provides for pension guarantees amounting to 2.4% per year of service within the first twenty years, and to 2.2% per year of service for the following ten years of their reference compensation, including the amounts of pensions coming from their other pension plans. The reference compensation is calculated on the basis of the average base salary of the last two years increased by the last target bonus. The cost for the company is limited to 65% of the reference compensation.

        Mr. Soursac is entitled to a supplemental pension of $90,000 per year, provided that he remains with Aventis through the later of his turning 62 years of age or October 1, 2007. Should the agreement be terminated without one of the grounds provided for in the agreement, he would receive a supplemental pension calculated according to a supplemental pension plan for American executives (the "Supplemental Executive Retirement Plan"). Mr. Soursac would only receive the payments related to this pension after age 62.

        Mr. Douglas is entitled to a supplemental pension of $100,000 per year, provided that he exercises his functions within Aventis through the later of his turning 62 years of age or October 1, 2007. The other terms and conditions of Mr. Douglas' supplemental pension are the same as those of Mr. Soursac's pension.

        Mr. Markham is entitled to a supplemental pension of $250,000 after age 62. Should the contract be terminated without one of the grounds provided for in the agreement prior to attaining age 62 and before May 31, 2005, he would receive a supplemental pension on the basis of an annual amount of $125,000 calculated according to a supplementary pension plan for American executives (the "Supplemental Executive Retirement Plan."). Should the agreement be terminated prior to attaining age 62 and after June 1, 2005, without one of the grounds provided for in the agreement, the amount would be calculated pro rata temporis on the basis of an annual amount salary of $250,000.

        Messrs. Markham, Soursac and Douglas moreover participate in Aventis' profit sharing plan under section 401(k) (American Internal Revenue Code), the basic cash balance pension plan for U.S. employees, a health savings account and a pension plan which is not entitled to the favorable tax regime as defined under American tax law. These executives are moreover entitled to a supplemental retirement plan equaling 1.6% of their average salary over the last 5 years of service, multiplied by the number of years of service, reduced by the amounts to be received according to other Aventis pension plans, except for the 401(k). The latter amount will not be received in case of voluntary termination before age 60.

        Messrs. Meier and Oldenburg are entitled to a German pension plan, offset by the amounts received under the basic pension plan. Messrs. Meier and Oldenburg are entitled to respectively 45 and 41% of their base salary, increased by 1% per year of service in their function as (i) the Chairman of Aventis Germany GmbH as of May 16, 2002 for Mr. Meier and (ii) a member of Aventis' management board as of March 1, 2003 for Mr. Oldenburg, up to a maximum of 55% of their last base salary, plus cost of living adjustments. None of these amounts is granted should the executive voluntarily terminate the agreement before age 60 (except in the event of disability or voluntary termination for contractually defined just cause) or in case of termination for negligence.

4.6    Financial information concerning Aventis

4.6.1    Annual Results 2003

  Aventis rejects Sanofi-Synthélabo's hostile Offer and its commitment to deliver value

  Aventis delivers solid core business results in 2003:

  •
  Sales rise 5.9% on a constant exchange rate (or "activity basis") to € 16.791 billion (reported sales declined by 4.5%)

  •
  Strategic brands and human vaccines sales rise 17.0% on an activity basis

  •
  U.S. sales increase 11.1% on an activity basis to € 6.375 billion, representing 38% of core sales

  •
  Net income up 17.5% to € 2.444 billion and earnings per share rise 18.6% to € 3.11

  •
  Five new products filed for approval

  •
  Four new product launches expected in 2004

  •
  Robust pipeline with 94 new chemical entities and vaccines in development

  •
  Aventis intends to divest non-strategic products representing € 1.5 billion in sales

  •
  Aventis plans new share repurchase program of € 2 to 3 billion

  •
  Aventis targets 2004 sales growth of 6 to 7% on an activity basis and mid-teens EPS growth and growth of its earnings per share of an estimated 15%

  •
  Aventis targets 2005-2007 average sales growth of 10 to 11% on an activity basis for 2005-2007.

        "Today's announcement highlights how Sanofi's offer fundamentally undervalues Aventis. Their hostile bid is a cheap attempt to transfer their risks to our shareholders. It is very clear: they need us, we don't need them," Chairman Igor Landau said.

        "In 2003, Aventis delivered strong earnings growth for the fourth consecutive year and built a solid platform for future growth. In 2004, Aventis should generate sales growth of 6 to 7% with earnings per share growing in the mid-teens."

        "Sales growth should accelerate post 2004 due to the launch of several new products: Ketek® in the U.S., plus Genasense®, Apidra® and Sculptra® in 2004, followed by Menactra®, Alvesco®, Adacel® and Exubera®. In parallel, sales growth should also be enhanced by the disposal of a significant part of the "non-strategic" products representing sales of up to € 1.5 billion. As a result, sales between 2005 and 2007 are expected to grow 10 to 11% annually. During the same period, earnings per share should grow by 13 to 15% as a result of our sales growth, continuous productivity improvement measures and the implementation of a new share buyback program of € 2 to 3 billion in 2004 and 2005," Landau concluded.

CONSOLIDATED GROUP RESULTS

        Aventis consolidated group sales were € 17.815 billion in 2003 compared to € 20.622 billion in 2002. The 2002 sales figure included contributions from Aventis CropScience and Aventis Animal Nutrition, which were divested during the first half of 2002. Group net income was € 1.901 billion in 2003 compared to € 2.091 billion in 2002, which included the net gain related to those divestments. Consolidated earnings per share (EPS) in 2003 were € 2.42 compared to € 2.64 in 2002.

CORE BUSINESS OVERVIEW

        Sales of the core business (prescription drugs, human vaccines and corporate activities, including the 50% equity interest in the animal health joint venture Merial) excluding currency translation effects ("activity basis") increased 5.9% to € 16.791 billion in 2003 and rose 5.2% to € 4.391 billion in the fourth quarter.

        Net income for the core business rose 17.5% to € 2.444 billion in 2003 from € 2.081 billion a year earlier, while net income for the fourth quarter was € 716 million, an increase of 22.8% from € 583 million in the corresponding quarter a year earlier.

        Earnings per share (EPS) rose 18.6% to € 3.11 in 2003 from € 2.62 despite the continuing impact of adverse exchange rate developments, while fourth-quarter EPS rose 25.3% to € 0.92 from € 0.73 in the fourth quarter of 2002.

Full year 2003	Full year 2002	Total variance	AVENTIS CORE BUSINESS KEY FIGURES(1)(2) (in € million, except EPS)	Q4 2003	Q4 2002	Total variance
16,791	17,591	-4.5%	Sales	4,391	4,558	-3.7%
		5.9%	Activity variance(3)			5.2%
2,444	2,081	17.5%	Net income	716	583	22.8%
3.11	2.62	18.6%	EPS (in €)	0.92	0.73	25.3%

(1)
Unaudited

(2)
Aventis core business comprises activities that the Group considers to be strategic and intends to retain. It includes prescription drugs, human vaccines, a 50% equity interest in the Merial (animal health joint venture) and corporate activities.

(3)
Excluding currency translation effects

Percentages are calculated before rounding the data

        Note: unless otherwise stated, all references below to sales activity growth are on a constant exchange rate basis:

                Core business net sales activity rose 5.9% to € 16.791 billion in 2003, while reported core business sales fell 4.5%, as changes in the valuation of foreign currencies relative to the euro led to a 10.4 percentage point decline in full-year sales. This was mainly attributable to the weakness of the U.S. dollar, which accounted for 7.3 percentage points of the negative impact on reported sales.

                Sales of strategic brands and human vaccines in 2003 amounted to € 10.851 billion, an activity increase of 17.0% from 2002, and accounted for 64.6% of total core business sales. Strategic brand sales activity rose 17.1% to € 9.230 billion in 2003, while human vaccines sales activity increased 16.6% to € 1.621 billion.

                Sales activity of U.S.-based dermatology business Dermik, which focuses on treatments for a wide range of skin and nail problems including acne and psoriasis, rose 15.0% to € 377 million in 2003, accounting for 2.2% of total core business sales.

                Bulk and toll manufacturing, which includes the production of active pharmaceutical ingredients for third parties, reported a sales activity decrease of 20.1% to € 564 million in 2003.

        Sales activity of other products, which generally do not receive marketing and promotional support, fell 10.6% in 2003, due mainly to the ongoing negative impact of changes in European government healthcare policies that include cost-containment measures.

Full year 2003 sales (in € mln)	Full year 2002 sales (in € mln)	Activity variance(1)	Total variance		% share core sales 2003	% share core sales 2002
10,851	10,448	17.0%	3.9%	Strategic brands and human vaccines	64.6%	59.4%
377	391	15.0%	-3.6%	Dermik	2.2%	2.2%
564	742	-20.1%	-24%	Bulk and toll manufacturing	3.4%	4.2%
5,019	6,025	-10.6%	-16.7%	Other products	29.9%	34.3%

(1)
At constant exchange rates

        In the United States, core business sales activity rose 11.1% to € 6.375 billion in 2003. The U.S. accounted for 38% of total 2003 core business sales. Strategic brands and vaccines accounted for 87% of total U.S. core business sales in 2003.

        Strong growth from a number of strategic brands, particularly the anti-thrombotic agent Lovenox®/Clexane®, the oncology drug Taxotere® and the long-acting insulin Lantus®, along with double-digit sales growth from the human vaccines unit, offset the impact of flat sales of the allergy drug Allegra®, which declined 0.1% in 2003 on an activity basis.

        In France, full-year sales activity fell 4.7% to € 2.187 billion. Sales of strategic brands failed to offset the impact of the various measures implemented in 2003 by the French authorities to curb healthcare spending. Lantus® was successfully launched in September 2003, while Delix®/Tritace®/Triatec® sales gained market share to remain well ahead of key competitors. In Germany, full-year sales decreased 0.7% to € 1.078 billion, despite the double-digit growth of strategic brands, particularly Lovenox®/Clexane® and Lantus®.

        In other European Countries, all countries recorded steady-to-higher sales, particularly the United Kingdom and the Nordic region, as sales activity rose 8.6% to € 2.395 billion in 2003. Sales activity of strategic brands in this group of countries rose 24.2% to € 1.547 billion for the full year. Lantus® continued its excellent performance in many European markets due to its rapid acceptance, particularly in Spain after its launch in November, while the multiple sclerosis agent Copaxone® enjoyed robust growth rates.

        In Japan, full-year sales activity advanced 1.5% to € 847 million. Aventis launched Lantus® and the antibiotic Ketek® in December after receiving regulatory approval, while sales of the osteoporosis treatment Actonel® as well as Allegra® and Taxotere® helped to offset lower sales in the rest of the portfolio in 2003.

SELECTED SALES OF AVENTIS STRATEGIC BRANDS AND HUMAN VACCINES(1)
(IN € MILLION)

Full year 2003	Full year 2002	Activity variance(2) /	Total variance		Q4 2003	Q4 2002	Activity variance(2) /	Total variance
1,736	2,030	1.1%/-14.5%		Allegra®/Telfast® global sales	412	494	-2.7%/-16.6%
1,445	1,730	-0.1%/-16.5%		U.S. sales	344	428	-4.4/-13.6%
1,659	1,563	21.3%/6.1%		Lovenox®/Clexane® global sales	450	398	27.9%/13.1%
1,022	1,013	20.7%/0.9%		U.S. sales	278	249	33.4%/11.7%
1,362	1,261	22.5%/8.0%		Taxotere® global sales	341	344	10.7%/-0.9%
733	701	25.0%/4.6%		U.S. sales	179	194	9.5%/-7.7%
1,066	923	20.6%/15.5%		Delix®/Tritace®/Triatec® global sales	290	255	17.0%/13.7%
				(Not sold by Aventis in the U.S.)
487	299	87.1%/62.3%		Lantus® global sales	160	94	92.7%/70.2%
347	239	73.4%/45.2%		U.S. sales	104	75	64.4%/38.7%
115	52	135.2%/121.2%		Ketek® global sales	62	26	156.5%/138.5%
				(Not yet sold by Aventis in the U.S.)
766	539	70.1%/42.1%		Actonel® total Alliance sales(3)	241	158	80.2%/52.5%
194	117	81.4%/65.8%		(Actonel sales consolidated by Aventis(4)	64	37	81.5%/73.0%
1,621	1,580	16.6%/1.5%		Human vaccines sales consolidated by Aventis(5)	386	450	-3.0%/-14.2%
987	972	21.5%/2.6%		U.S. sales	226	303	0.5%/-25.4%

(1)
Unaudited
(2)
Excluding currency translation effects
(3)
Cooperation with Procter & Gamble
(4)
Actonel® sales as consolidated by Aventis including sales in Japan
(5)
Vaccines sales in Europe through the Aventis Pasteur MSD joint venture are not consolidated by Aventis N.S.

        Allegra®/Telfast® (fexofenadine):    Global sales activity of the non-sedating allergy medication Allegra®/Telfast® rose 1.1% in 2003. In the United States, sales activity was flat. Allegra® sales in the U.S. were negatively affected primarily by newly available competing over-the-counter (OTC) branded and private-label products in the U.S. during 2003, which reduced overall sales of prescription non-sedating antihistamines, as well as changes in reimbursement for prescription antihistamines by managed care organizations. Allegra® prescriptions in the U.S. still grew 0.3%, however, despite a decline of 27% in the market. The pursuit of an indication for use of Allegra® in the treatment of asthma has been terminated.

        Lovenox®/Clexane® (enoxaparin sodium):    Global sales activity of the anti-thrombotic agent Lovenox®/Clexane® rose 21.3% in 2003, while U.S. sales activity rose 20.7%. Lovenox® sales surpassed an objective of increasing sales by at least 15% in the U.S. on an activity basis in 2003. Lovenox® also gained market share for use in medical patients at risk of deep vein thrombosis (DVT) as well as in patients with acute coronary syndrome, its two key indications. Results of the landmark SYNERGY trial will be presented during the annual scientific sessions of the American College of Cardiology (ACC) in March 2004. This 10,000-patient trial will provide important information on the efficacy and safety of Lovenox® versus unfractionated heparin in aggressively managed patients with acute coronary syndrome.

        Taxotere® (docetaxel):    Sales activity of the chemotherapy agent rose 22.5% in 2003, while sales activity for the fourth quarter was up 10.7%. Taxotere® sales have benefited following U.S. approval in November 2002 and EU approval in January 2003 for the first-line treatment of patients with non-small cell lung cancer (NSCLC), as well as from new clinical data presented in 2003 demonstrating the superiority of Taxotere® over paclitaxel in metastatic breast cancer and supporting the efficacy of Taxotere® in the treatment of patients with early-stage breast cancer. Sales growth was impacted negatively in the U.S. due to the Medicare reimbursement methodology, which favored generic products. As Aventis continues to support a clinical development program that expands the potential of Taxotere®, a new indication for adjuvant breast cancer is expected to be submitted for U.S. and EU regulatory approval in the first half of 2004, followed by gastric cancer in the second half of the year. Regulatory applications for the use of Taxotere® in patients with metastatic hormone refractory prostate cancer have recently been submitted to the FDA and to the EMEA. The registrational Phase III study, known as TAX327, is the largest randomized study ever conducted evaluating chemotherapy in advanced prostate cancer and compared Taxotere® plus prednisone versus mitoxantrone and prednisone. An abstract detailing the results of the study has been submitted to the 2004 American Society of Clinical Oncology (ASCO) Annual meeting being held June 5-8 in New Orleans for inclusion in their scientific program.

        Delix®/Tritace®/Tritec® (Ramipril):    The cardiovascular drug achieved "blockbuster" status in 2003 after full-year sales activity rose 20.6% to € 1.066 billion. The primary growth driver for this ACE inhibitor has been the increasing use in patients with hypertension and/or diabetes seeking to reduce the risk of cardiovascular events. In the fourth quarter of 2003, Aventis sold a license for Delix®/Tritace® to Hexal in Germany ahead of the expiry of patents in Germany in 2004.

        Lantus® (insulin glargine):    Sales activity of the diabetes treatment was robust, rising 87.1% worldwide for the year compared to 2002. In the U.S., Lantus® gained market share against major competitors and became the best-selling branded insulin analogue in 2003. Lantus® was launched in more than 40 countries worldwide, notably France, Italy and Japan in 2003.

        Ketek® (telithromycin):    Launched now in all major European and Latin American markets as well as Canada and Japan as of December 2003, sales activity of the world's first ketolide antibiotic rose 135.2% in 2003. Sales growth has been driven by Ketek's® targeted spectrum of activity for mild to moderate respiratory tract infections and its low propensity to induce bacterial resistance, an increasingly complex problem in many countries, including the U.S. Aventis anticipates U.S. regulatory approval for Ketek® in the second quarter of 2004, which would permit U.S. launch of the product ahead of the Fall 2004 antibiotic season.

        Actonel® (risedronate):    Actonel® is on track to become our next blockbuster product. Total Alliance sales of the osteoporosis agent with partner Procter & Gamble were € 766 million in 2003, an activity increase of 70.1% from 2002, while sales consolidated by Aventis (Alliance sales in certain countries as well as sales in Japan that are not included in the alliance) rose 81.4% on an activity basis to € 194 million. Future growth is expected to be driven by strong sales of the once-weekly version and its ability to rapidly reduce the risk of bone fractures.

        Aventis, vaccines business, Aventis Pasteur, performed strongly in 2003, with sales reaching € 1.621 billion, a 16.6% rise in terms of activity compared to € 1.580 billion in 2002. The U.S. market led the way, with sales activity rising 21% to € 987 million. There was also strong growth in the International zone (countries outside Europe and North America), with sales activity up 14% to € 463 million. Influenza vaccines rose 17.7% to € 479 million in spite of the introduction of a new competing product in the U.S. market. Pediatric vaccines recorded € 527 million in sales, up 16.2% on an activity basis, despite increased competition from a newly launched rival product in the U.S. market. Adult boosters experienced strong growth, with sales activity rising 28.5% to reach € 197 million while sales of travelers' vaccines recorded € 210 million in sales, up 2.4% on an activity basis from a year earlier. (The product sales figures include non-consolidated sales in Europe by Aventis Pasteur MSD, a joint venture with Merck & Co.)

AVENTIS COMPLETES FIVE NEW PRODUCT SUBMISSIONS IN 2003

        Aventis submitted five new products for approval in 2003:

  •
  Apidra® (insulin glulisine) is a fast-acting insulin for the treatment of diabetes that was submitted for U.S. and EU regulatory approval in mid-2003. Following approval, Apidra® will complement the long-acting insulin Lantus® as an adjunctive solution for diabetics needing intensive insulin therapy and broaden the Aventis range of diabetes products.

  •
  Alvesco® (ciclesonide), an inhaled corticosteroid for the treatment of asthma, was submitted for U.S. approval in December 2003. Aventis, which is co-developing this compound with Altana Pharma for use in both adults and children, believes Alvesco® will offer excellent efficacy and improved safety compared to existing medications for the treatment of asthma, especially in children, which account for one-third of the estimated 20 million people in the U.S. suffering from asthma.

  •
  Genasense® (oblimersen sodium) is the first targeted agent specific to Bcl-2, a critical protein in the pathway of cell death (apoptosis). Submission for U.S. approval was completed in December 2003 for the treatment of malignant melanoma in combination with the anti-cancer agent dacarbazine. The application was submitted under the FDA's Fast Track program, which is designed to expedite review of new drugs that address important unmet medical needs. Aventis and partner Genta have requested designation of Genasense® for Priority Review.

  •
  Menactra®, the first quadrivalent conjugate vaccine for the prevention of meningococcal meningitis (four serogroups), was filed for U.S. regulatory approval in December 2003 for use in children aged 11 and older as well as adults. A filing for use in children aged 2 to 11 in the U.S. is also planned, while a filing for ages 2 to 55 in the EU is planned for 2004. Menactra® is expected to offer a longer-lasting immune response against meningococcal meningitis, considered the most deadly form of the three main types of meningitis.

        In December 2003, Dermik submitted a Premarket Approval Application (PMA) to the U.S. Food and Drug Administration (FDA) for a treatment in the aesthetic dermatology arena. Sculptra® is an injectable poly-L-lactic acid and was acquired in early 2003 from Biotech Industry S.A. of Luxembourg, which developed the product under the name New-Fill. The FDA has accepted the filing and has also granted an expedited review. Sculptra® is a dermal contouring agent that provides lift to help restore lost facial volume in people with lipoatrophy. Lipoatrophy is typically characterized by the loss of fullness, shape, and contour in the face.

        Aventis currently has 94 new chemical entities and vaccines in development. Aventis has moved four compounds in to late-stage development: 100,907, a compound targeted to improve the quality of sleep; Teriflunomide for the treatment of multiple sclerosis; a direct Factor Xa inhibitor (0673) for the treatment of acute coronary syndromes; and a new taxoid (109,881) for the treatment of cancer. The development of the cancer compound flavopiridol has been terminated. In addition to its four current blockbusters, Aventis expects to add up to 10 potential new blockbusters, which are either launched or in late-stage development.

Product	Therapeutic Area	Status
Actonel®	Osteoporosis	On market
Ketek®	Respiratory	On market, in registration in the U.S.
Lantus®	Diabetes	On market
Genasense®	Oncology	In registration
Alvesco®	Respiratory	In registration
Menactra®	Vaccines	In registration
Sculptra®	Dermatology	In registration
Exubera®	Diabetes	Phase III
tériflunomi	Multiple Sclerosis	Progressing to Phase III
100907	Insomnia	Phase IIb

  FULL-YEAR CORE BUSINESS PROFITABILITY ANALYSIS FOR 2003

        Aventis core business gross margin as a percentage of sales decreased to 73.7% in 2003 from 74.1% in 2002, due mainly to the negative currency translation impact. At constant exchange rates, gross margin would have been 74.5%, an increase of 0.4 percentage points over 2002. Also affecting gross margin was an increased contribution from the sale of human vaccines, which traditionally have a slightly lower gross margin compared to prescription drugs.

        Aventis core business marketing, general and administrative expenses and other operating income (expenses) were € 4.908 billion in 2003 (29.2% of sales) compared to € 5.541 billion (31.5% of sales) a year earlier. Excluding currency translation effects, the core business SG&A and other operating income (expenses) decreased 1.4%. This reduction was mainly achieved through enhanced operational effectiveness leading to lower promotion and sales force spending especially in the North American business and through lower corporate administrative expenses. Foreign exchange gains and losses accounted for a gain of € 54 million in 2003 compared to a gain of € 138 million in 2002. Furthermore lower litigation provisions and settlements were booked compared to year-end 2002.

        Aventis core business research and development spending totaled € 2.863 billion (17.0% of sales) compared to € 3.141 billion in 2002. Excluding currency translation effects, R&D expenses were almost flat compared to 2002. R&D spending includes the cost of new in-licensing deals for compounds to supplement our pipeline, including the agreements with Regeneron for the early-stage cancer drug VEGF-Trap, the collaborative agreement with ImmunoGen to discover, develop, and commercialize novel antibody-based anticancer therapeutics, the agreement with Zealand Pharma to develop and facilitate worldwide marketing of the novel type 2 diabetes compound AVE-0010 and the licensing agreement with Dainippon for the antidementia agent AC-3933.

        Aventis core business restructuring expenses amounted to € 211 million in 2003 compared to € 49 million in 2002. This increase reflects the costs related to the operational effectiveness plan launched in early 2003 in our prescription drugs business. The key components of the restructuring expenses booked in 2003 related to changes within our European commercial operations, the reorganization of research and development activities in France as well as the continued rationalization of the network of plants.

        Aventis core business equity in earnings of affiliated companies amounted to € 195 million compared with € 208 million in 2002, an increase of 3.1% excluding currency translation effects. A slightly lower contribution from the animal health joint venture Merial at comparable exchange rates was compensated by better results from our European vaccines joint venture, Aventis Pasteur MSD, which contributed € 38 million compared to € 35 million in 2002. Sales by the Merial 50-50 joint venture with Merck & Co., which is accounted for using the equity method, amounted to €1.626 billion compared to € 1.825 billion in 2002 (+3% activity variance).

        Aventis core business EBITA (operating income and equity in earnings of affiliated companies before goodwill amortization) was € 4.595 billion in 2003, versus € 4.505 billion in 2002. At constant exchange rates, EBITA rose by 16.9%. The EBITA margin rose 1.8 percentage points to 27.4% from 25.6% in 2002. Aventis achieved this improvement despite increased restructuring expenses. This also includes € 95 million in milestone payments related to new product in-licensing and development collaborations.

        Aventis core business interest (expense) income—net recorded an expense of € 105 million in 2003 compared to an expense of € 148 million in 2002, due mainly to a reduction in average interest rates and the refinancing of some debt instruments at lower interest rates.

        Aventis core business miscellaneous non-operating income and expenses—net amounted to a loss of € 117 million compared to a loss of € 333 million in 2002 due to lower impairments for biotechnology investments. In 2002 we had also booked provisions for previously divested products.

        Aventis core business net income rose 17.5% to € 2.444 billion in 2003 from € 2.081 billion in 2002, while core earnings per share (EPS) were € 3.11 in 2003, an 18.6% increase from € 2.62 in 2002. Before goodwill amortization, core EPS rose 12.5% to € 3.72 from € 3.31 in 2002. Costs related to the productivity enhancement plan initiated at the start of 2003 negatively impacted core EPS by € 0.22 per share for the year.

        The core business generated a free cash flow (free cash flow is defined as cash from operational activities net of capital expenditure) of € 1.025 billion in 2003 compared to € 1.713 billion in 2002. Excluding German pension funding of € 1.5 billion in 2003 (compared to funding of € 170 million in 2002), free cash flow generated by the core business would have amounted to € 2.525 billion. Free cash flow benefited from a lower increase in industrial working capital, which was € 288 million compared to € 618 million in 2002. Cash flow was affected negatively in 2002 by a significant reduction in the asset securitization program.

  FULL-YEAR NON-CORE BUSINESS PROFITABILITY ANALYSIS FOR 2003

        Non-core business sales were € 1.046 billion in 2003 compared to € 3.066 billion in 2002. The therapeutic proteins business Aventis Behring, including Delta Biotech, achieved annual sales of € 1.008 billion, which were up 3.3% from 2002 on an activity basis. Net sales in 2002 included the Aventis CropScience and Animal Nutrition business prior to the disposal of these businesses in June and April.

        Non-core business EBITA in 2003 was a loss of € 551 million compared to a loss of € 604 million in 2002 and was mainly impacted by the impairment of Aventis Behring assets, the negative equity contribution of Rhodia until May 2, 2003, the impairment of our stake in DyStar and the negative contribution of Wacker following the recording of some restructuring costs.

        The miscellaneous non operating income and expenses—net in the non-core business includes adjustments in the market value of our investments in Rhodia and Clariant, a provision for risks on the disposal of Aventis Behring and provisions for litigation on previously disposed businesses.

        The non-core net loss before tax was mainly due to non-cash items, such as impairment and provisions on Aventis Behring for € 436 million (or € 302 million net of tax), equity and marked-to-market adjustments on Rhodia, and various litigation provisions and the net loss recorded on the sale of Clariant shares. After tax, the non-core loss amounts to € 543 million.

        Net Cash outflow related to the non-core businesses totaled € 475 million in 2003, mainly due to one-time payments of € 363 million, including € 217 million for methionine and vitamin litigation, € 69 million for StarLink litigation and tax settlements. Most of these items had already been reserved for in 2002. Furthermore, Aventis Behring industrial working capital increased by € 49 million.

  GROUP NET DEBT

        Aventis net debt at the end of 2003 was € 3.960 billion, reflecting an increase of € 508 million compared to the end of 2002. The main cash transactions that led to an increase in net debt were the funding of pension obligations in Germany of € 1.500 billion, the dividend payment of € 570 million, the share repurchase program of € 718 million as well as the early redemption of quasi-equity financing instruments of € 139 million. The strong core free cash flow and the disposal of Rhodia and Clariant shares contributed positively to the net debt position.

  AVENTIS NON-CORE DIVESTMENT PROGRAM ON TRACK

        In 2003, Aventis made substantial progress towards the completion of its divestment program for non-core activities. In May, Aventis reduced its shareholding in Rhodia to 15.3% from 25.2%. In early November, Aventis sold its 11.8% stake in Clariant, and in December Aventis agreed to sell Aventis Behring to CSL Limited of Australia for up to $925 million, subject to regulatory approval. Aventis believes it is currently on track to complete its divestment of the remaining non-core activities by the end of 2004. None of the three remaining non-core businesses is consolidated since the specialty chemicals groups Wacker (49%) and DyStar (35%) are accounted for at equity, while the 15.3% stake in the chemicals group Rhodia is accounted for as a marketable security.

        Aventis intends to end the distinction between "core" and "non-core" activities as of the first quarter report for 2004. Aventis Behring will be classified as a "discontinued" operation until its divestiture, which is expected to close in the first half of 2004.

  NEW SHARE REPURCHASE PROGRAM OF € 2 TO 3 BILLION

        In 2003, Aventis repurchased 15.9 million of its shares, or 2% of the trading volume, including approximately 2.7 million shares during the fourth quarter, for a total price of € 719,036,906. At the end of the year, Aventis held approximately 22.8 million of its own shares, representing 2.8% of the company's share capital of 802,292,807 shares. Aventis also intends to launch a new share repurchase program in 2004 of € 2 to 3 billion.

Key dates in 2004

Q1 results:	week of April 26
Q2 results:	week of July 26
Q3 results:	week of October 25

Definition of Basic Earnings Per Share (EPS) before goodwill amortization:

        Basic EPS before goodwill amortization is an unaudited non-GAAP financial measure that we define as our consolidated net income excluding goodwill amortization divided by the unaudited number of our shares outstanding (at fiscal year end). We have included basic EPS before goodwill amortization in addition to the corresponding GAAP measure EPS which includes non-cash charges for goodwill amortization, because we consider this non-GAAP measurement to more closely reflect the underlying business performance of our operations.

  Definition of EBITA:

        EBITA is an unaudited non-GAAP financial measure that we define as operating income and equity in earnings of affiliated companies before goodwill amortization. We have included EBITA in addition to the corresponding GAAP measure operating income, which includes non-cash charges for goodwill amortization because we consider this non-GAAP measurement to more closely reflect the underlying business performance of our operations. Additionally, we use this measure to assess our financial performance.

Aventis
All Consolidated Businesses (French GAAP)
Consolidated Income Statement Q4 2003

YTD 2003 (1)	YTD 2002 (1)	in million €	Q4/2003 (2)	Q4/2002 (2)
17,815	20,622	Net sales	4,686	4,840
(5,377)	(6,578)	Production costs and expenses	(1,652)	(1,710)

69.8%	68.1%	Gross margin (as % of sales)	64.7%	64.7%
(5,113)	(6,705)	SG&A and other operating Inc./Exp.	(1,215)	(1,308)
(2,924)	(3,420)	Research and development	(767)	(887)
(251)	(68)	Restructuring expenses	(103)	(34)
(480)	(1,021)	Goodwill amortization	(116)	(222)
3,671	2,829	Operating income (loss)	832	680
(107)	51	Equity in earnings of affiliated companies	(169)	(186)
(151)	(309)	Interest (expense) income—net	(31)	(49)
(501)	1,120	Miscellaneous non-operating income and expenses—net	(172)	(229)

2,912	3,692	Income (loss) before taxes and minority interests	460	217
(929)	(1,430)	Provision for income taxes	3	(151)
(29)	(86)	Minority interests in net income of consolidated subsidiaries	1	(16)
(52)	(85)	Preferred remuneration	(7)	(20)

1,901	2,091	Net income (loss)	457	30
785,905,944	793,412,151	Average number of shares outstanding	778,430,726	793,884,948

2.42	2.64	Basic earnings (loss) per share in €	0.59	0.04

3.03	3.92	Basic earnings (loss) before goodwill amortization per share in €	0.74	0.32

4,044	3,901	EBITA(3)	780	716

(1)
Audited
(2)
Unaudited
(3)
Operating income (loss) before goodwill amortization + equity in earnings of affiliated companies

Aventis(1) All Consolidated Businesses Balance Sheet
(French GAAP)

in million €	31/12/2003	31/12/2002
Marketable securities, short term deposits, cash	1,125	1,299
Other current assets	7,469	8,347
Assets held for sale	1,182
Investments and other assets	4,763	5,828
Property, plant and equipment	4,130	4,455
Intangible assets	9,608	11,144

Total Assets	28,277	31,073
Current liabilities	6,839	7,513
Liabilities held for sale	391
Long term liabilities	5,361	7,225
Debt	5,085	4,752
Minority interests	167	159
Amortizable preferred securities	89
Stockholder's equity	10,434	11,335

Total Liabilities	28,277	31,073
Net debt	3,960	3,452

(1)
Audited

Aventis Free Cash Flow (French GAAP)
in million €

	12/31/2003 Core (2)	12/31/2003 Non Core (2)	12/31/2003 Group (1)
Net income (loss) (after income tax and before preferred remuneration)	2,496	(543)	1,953
Elimination of expenses and income without effect on cash:	1,395	68	1,463
Depreciation and amortization of assets	1,283	330	1,613
Provisions for losses on operating assets		(1)	(1)
Change in other long-term provisions	256	(260)	(4)
Net capital (gains) from sales of assets	(340)	(14)	(354)
Equity in earnings of affiliated companies, net of dividends received	(62)	318	256
Unrealized exchange differences	53		53
Minority interests in net income of consolidated subsidiaries	33	(4)	29
Deferred tax	172	(301)	(129)
Change in working capital:	(288)	(55)	(343)
Increase/(decrease) in sales of receivables	14	(4)	10
(Increase)/decrease in accounts receivable before sales of receivables	(206)	28	(178)
(Increase)/decrease in inventories	(102)	(57)	(159)
Increase/(decrease) in accounts payable	6	(22)	(16)
Change in other operating assets and liabilities	(1,805)	118	(1,687)
Pension funding cash-outflow	(1,719)	(43)	(1,762)
Elimination of impairment on marketable securities		131	131
Change in other remaining operating assets and liabilities	(86)	30	(56)

Net cash provided by operating activities	1,798	(412)	1,386
Purchase of property, plant, equipment	(773)	(63)	(836)

Free Cash Flow	1,025	(475)	550

(1)
From an audited cash flow statement
(2)
Unaudited

Aventis(1) All Consolidated Businesses Simplified Change in Net Debt(2)
(French GAAP)

in million €	31/12/2003
Net income (loss) before preferred remuneration	1,953
Depreciation and amortization of assets	1,613
Elimination of other expenses and benefits without effect on cash	(150)
Change in working capital	(343)
Change in other operating assets and liabilities	(1,687)

Reduction (Increase) in Net debt resulting from operating activities	1,386
Purchase of property, plant and equipment	(836)
Other acquisitions	(306)
Proceeds from sales of assets	822
Change in loans	36

Reduction (Increase) in Net debt resulting from investing activities	(284)
Dividends paid by the Group	(570)
Preferred remuneration paid	(105)
Impact of shares and other securities issuance & buy-back	(843)
Conversion net financial indebtedness	67
Change in consolidation perimeter	(159)

Change in net debt	(508)

(1)
From an audited cash flow statement
(2)
The Net Debt position includes long-term debt and short-term borrowings

Reduced by the amount of marketable securities, cash and cash equivalents.

Strategic Activities

        The core business comprises activities that the Group considers to be strategic and intends to retain. It includes Prescription Drugs, Human Vaccines, our 50% equity interest in Merial (animal health) (accounted for under the equity method) and some Corporate activities (mainly insurance entities).

        The non-core activities include businesses that the group has divested in the period or intends to divest in the foreseeable future. In 2003 our non-core activities include Aventis Behring and our interests in the chemical companies, Wacker and DyStar, which we account for using the equity method, as well as our 11.8% interests in the specialty chemical company Clariant until its complete disposal in November 2003 and our 15.3% interest in Rhodia (after May 2nd), which is accounted for as a marketable security. The 2002 results include Aventis Animal Nutrition and Aventis CropScience until their divestiture, respectively in April and June 2002.

        The profit and loss accounts for the non-core activities include the results of these activities until the date when they are disposed of, the gain or loss on disposal as well as other charges related to divested activities but incurred after the date of disposal.

        These statements represent management's expectations, targets and intentions and involve risks and uncertainties.

Aventis Core Businesses(1)
(French GAAP)
Selected Financial Data Related to Consolidated Income Statement Q4 2003

YTD 2003	YTD 2002	Total Variance	in million €	Q4/2003	Q4/2002	Total Variance
16,791	17,591	-4.5%	Net sales	4,391	4,558	-3.7%

		5.9%	Activity variance in percentage of Net sales(2)			5.2%

(4,410)	(4,563)		Production costs and expenses	(1,180)	(1,194)

73.7%	74.1%		Gross margin (as % of sales)	73.1%	73.8%
(4,908)	(5,541)	-11%	SG&A and other operating Inc. / Exp.	(1,158)	(1,291)	-10%
(2,863)	(3,141)	-9%	Research and development	(751)	(867)	-13%
(211)	(49)		Restructuring expenses	(65)	(31)
(480)	(543)		Goodwill amortization	(116)	(131)
3,920	3,754	4%	Operating income (loss)	1,121	1,044	7%
195	208	-6%	Equity in earnings of affiliated companies	18	38	-52%
(105)	(148)		Interest (expense) income—net	(22)	(19)
(117)	(333)		Miscellaneous non-operating income and expenses—net	1	(100)

3,893	3,481	12%	Income (loss) before taxes and minority interests	1,118	963	16%
(1,363)	(1,270)		Provision for income taxes	(391)	(344)
(34)	(44)		Minority interests in net income of consolidated subsidiaries	(4)	(16)
(52)	(85)		Preferred remuneration	(7)	(20)

2,444	2,081	17%	Net income (loss)	716	583	23%
785,905,944	793,412,151		Average number of shares outstanding	778,430,726	793,884,948

YTD 2003	YTD 2002	Total Variance	in million €	Q4/2003	Q4/2002	Total Variance
3.11	2.62	19%	Basic earnings (loss) per share in €	0.92	0.73	25%
3.72	3.31	12%	Basic earnings (loss) before goodwill amortization per share in €	1.07	0.90	19%
4,595	4,505	2%	EBITA(3)	1,255	1,213	3%

(1)
Unaudited
(2)
On a comparable basis
(3)
Operating income (loss) before goodwill amortization + equity in earnings of affiliated companies

Consolidated Net Sales(1) 4th Quarter—Core Activities

in million €	YTD 2003	YTD 2002	Total Variance	Activity Variance(2)	Conversion Variance(2)	Structure Variance
Prescription drugs	15,190	16,026	-5.2%	4.9%	-10.1%
Human Vaccines	1,621	1,580	2.5%	16.6%	-14.0%
Eliminations	(20)	(16)	NS	NS	NS

Total Core Businesses	16,791	17,591	-4.5%	5.9%	-10.5%
in million €	Q4/2003	Q4/2002	Total Variance	Activity Variance(2)	Conversion Variance(2)	Structure Variance
Prescription drugs	4,008	4,110	-2.5%	6.1%	-8.6%
Human Vaccines	386	450	-14.2%	-3.0%	-11.2%
Eliminations	(3)	(2)	NS	NS	NS

Total Core Businesses	4,391	4,558	-3.7%	5.2%	-8.9%

(1)
Unaudited
(2)
On a comparable basis

Percentages are calculated before rounding the data in million euros

NS:Not Significant

Aventis Core Activities—Net Sales by Country 4th Quarter/2003(1)

In million €	YTD 2003	YTD 2002	Activity variance (2)	Structure variance
United States	6,375	6,859	11.1%
France	2,187	2,295	-4.7%
Germany	1078	1086	-0.7%
Japan	847	923	1.5%
Italy	640	628	1.9%
United Kingdom	487	448	19.5%
Canada	397	387	9.4%
Spain	362	328	10.4%
Mexico	344	396	13.7%
Brazil	239	287	-0.1%

Subtotal	12,956	13,639	6.5%
In % of total	77.2%	77.5%
Other countries	3,835	3,952	4.0%

Total Net Sales	16,791	17,591	5.9%
In million €	Q4/2003	Q4/2002	Activity variance(2)	Structure variance
United States	1,625	1,813	6.6%
France	586	572	2.5%
Germany	285	279	2.3%
Japan	247	254	3.5%
Italy	165	159	3.6%
United Kingdom	138	139	18.2%
Canada	106	101	4.3%
Spain	94	82	14.4%
Mexico	94	103	19.2%
Brazil	55	51	-10.5%

Subtotal	3,395	3,553	5.9%
In % of total	77.3%	78.0%
Other countries	996	1,005	2.8%

Total Net Sales	4,391	4,558	5.2%

(1)
Unaudited
(2)
On a comparable basis

Percentages are calculated before rounding the data in million euros

Aventis Core Businesses Strategic Products: Change in Sales Q4 2003(1)

YTD 2003	YTD 2002	Activity variance(2)	in million €	Q4/2003	Q4/2002	Activity variance(2)
15,190	16,026	4.9%	Prescription Drugs	4,008	4,110	6.1%
9,230	8,868	17.1%	Strategic Brands	2,472	2,344	16.9%
3,521	3,435	12.2%	Thrombosis/Cardiology	934	880	14.6%
1,659	1,563	21.3%	Lovenox®/Clexane®	450	398	27.9%
1,066	923	20.6%	Delix®/Tritace®	290	255	17.0%
1,835	1,743	16.9%	Oncology	459	464	8.3%
1,362	1,261	22.5%	Taxotere®	341	344	10.7%
264	241	12.9%	Campto®(3)	66	61	11.7%
2,317	2,794	-3.1%	Respiratory & Allergy	555	688	-6.9%
1,736	2,030	1.1%	Allegra®/Telfast®	412	494	-2.7%
278	329	-0.7%	Nasacort®	69	93	-14.0%
812	799	14.4%	Arthritis/Osteoporosis	220	212	13.3%
255	271	8.3%	Arava®	69	67	15.9%
194	117	81.4%	Actonel®(4)	64	37	81.5%
1,521	1,530	8.9%	Central Nervous System	409	389	13.5%
617	554	27.3%	Copaxone®(5)	170	153	25.8%
1,368	1,560	-8.4%	Anti-Infectives	403	395	5.0%
207	222	-1.1%	Targocid®	52	61	-12.4%
216	257	-12.3%	Tavanic®(6)	59	50	20.1%
115	52	135.2%	Ketek®	62	26	156.5%
1,977	1,978	11.3%	Metabolism/Diabetes	553	527	14.9%
596	578	14.8%	Amaryl®	162	164	8.0%
176	172	4.5%	Insuman®	47	47	1.2%

Aventis Core Business Strategic Products: Change in Sales Q4 2003(1)

YTD 2003	YTD 2002	Activity variance(2)	in million €	Q4 / 2003	Q4 / 2002	Activity variance(2)
487	299	87.1%	Lantus®	160	94	92.7%
1,621	1,580	16.6%	Human Vaccines	386	450	-3.0%
527	495	16.2%	Pediatric combination vaccines(7)	106	111	3.7%
244	304	-7.9%	Polio vaccine(7)	49	66	-14.6%
479	458	17.7%	Influenza vaccines(7)	164	190	-1.3%
210	221	2.4%	Traveler's endemic range excluding meningitis(7)	49	48	8.0%
95	103	5.0%	Meningitis vaccines(7)	15	26	-33.8%
197	172	28.5%	Adult Boosters(7)	42	42	10.2%

(1)
Unaudited
(2)
On a comparable basis
(3)
Licensed from Yakult Honsha (not sold by Aventis in the United States or Japan)
(4)
Actonel® sales as recorded by Aventis including Japan sales
(5)
Marketed in Europe in cooperation with Teva Pharmaceuticals Industries
(6)
Licensed from Daiichi (not sold by Aventis in the United States or Japan)
(7)
Including 100% of these product sales recorded in Europe by Aventis Pasteur-MSD

Prescription Drugs Strategic Products: Change in Sales Q4 2003 (U.S. / Non U.S.)(1)

YTD 2003	YTD 2002	Activity variance(2)	U.S. in million €	Q4 / 2003	Q4 / 2002	Activity variance(2)
1,022	1,013	20.7%	Lovenox® / Clexane®	278	249	33.4%
733	701	25.0%	Taxotere®	179	194	9.5%
1,445	1,730	-0.1%	Allegra® / Telfast®	344	428	-4.4%
219	267	-1.9%	Nasacort®	54	78	-17.2%
161	185	3.9%	Arava®	42	44	12.2%
437	434	20.4%	Copaxone®(4)	120	116	22.7%
185	200	10.6%	Amaryl®	48	62	-7.1%
347	239	73.4%	Lantus®	104	75	64.4%

YTD 2003	YTD 2002	Activity variance(2)	Outside U.S. in million €	Q4 / 2003	Q4 / 2002	Activity variance(2)
637	549	22.3%	Lovenox® / Clexane®	172	149	18.8%
1,066	923	20.9%	Delix® / Tritace®	290	255	17.0%
629	560	19.4%	Taxotere®	162	150	12.3%
264	241	12.9%	Campto®	66	61	11.7%
291	299	7.7%	Allegra® / Telfast®	68	66	7.8%
60	62	4.6%	Nasacort®	14	15	2.6%
94	85	17.9%	Arava®	27	23	23.0%
194	117	81.4%	Actonel®(3)	64	37	81.5%
179	119	52.5%	Copaxone®(4)	50	37	35.6%
207	222	-1.1%	Targocid®	52	61	-12.4%
216	257	-12.3%	Tavanic®(5)	59	50	20.1%
115	52	135.2%	Ketek®	62	26	156.5%
411	378	17.1%	Amaryl®	114	102	17.2%
176	172	4.5%	Insuman®	47	47	1.2%
141	60	141.6%	Lantus®	56	19	203.1%

(1)
Unaudited
(2)
On a comparable basis
(3)
Actonel sales as recorded by Aventis including Japan sales
(4)
Marketed in Europe in cooperation with Teva Pharmaceutical Industries
(5)
Licensed from Daiichi (not sold by Aventis in the United States or Japan)

Aventis Non-Core Businesses(1)
Consolidated Income Statement Q4 2003 (French GAAP)

YTD 2003	YTD 2002	Total Variance	in million €	Q4 / 2003	Q4 / 2002	Total Variance
1,046	3,066	-65.9%	Net Sales	300	287	4.7%
(989)	(2,050)		Production costs and expenses	(478)	(520)

5.5%	33.1%		Gross margin (as % of sales)	-59.3%	-81.4%
(206)	(1,164)	-82%	SG&A and other operating Inc. / Exp.	(57)	(17)	232%
(61)	(280)	-78%	Research and development	(16)	(21)	-24%
(39)	(19)		Restructuring expenses	(38)	(3)
	(477)		Goodwill amortization		(91)
(249)	(924)	-73%	Operating income (loss)	(289)	(364)	-21%
(303)	(157)	93%	Equity in earnings of affiliated companies	(187)	(224)	-17%
(46)	(161)		Interest (expense) income—net	(9)	(30)
(384)	1,453		Miscellaneous non-operating income and expenses—net	(173)	(129)

(982)	211		Income (loss) before taxes and minority interests	(658)	(746)
434	(159)		Provision for income taxes	394	193
4	(42)		Minority interests in net income of consolidated subsidiaries	4	0
			Preferred remuneration

(543)	10	-5491%	Net income (loss)	(259)	(553)	-53%

(551)	(604)	-9%	EBITA(2)	(475)	(497)	-4%

(1)
Unaudited
(2)
Operating income (loss) before goodwill amortization + equity in earnings of affiliated companies

  Presentation of the Revenues in the Financial Statements

        Starting with the 2003 financial Statement, Aventis will reclassify the Co-promotion income in revenues instead of reporting them in the line SG&A and other operating Inc. / Exp.

        The tables below present the 2003 quarterly information with this new classification in accordance with the P&L that will be published in the Annual Report (Document de Référence in France and Form 20-F in the USA).

Aventis Core Businesses(1) (French GAAP)

(in million €)	Q1 / 2003	Q2 / 2003	Q3 / 2003	Q4 / 2003	Cumulative 2003
Net sales	3,970	4,170	4,259	4,391	16,791
Co-promotion income	59	53	67	73	252
Total Revenues	4,029	4,223	4,326	4,464	17,043
Production costs and expenses	(1,029)	(1,072)	(1,129)	(1,180)	(4,410)
Gross Margin (as % of Total Revenues)	74.5%	74.6%	73.9%	73.6%	74.1%
SG&A and other operating Inc. / Exp.	(1,304)	(1,339)	(1,286)	(1,231)	(5,160)
EBITA(2)	1,014	1,141	1,184	1,255	4,595
EBITA (as % of Total Revenues)	25.2%	27.0%	27.4%	28.1%	27.0%

Aventis Core Activities(1)—Consolidated Total (as established by French GAAP)

(in million €)	Q1 / 2003	Q2 / 2003	Q3 / 2003	Q4 / 2003	Cumulative 2003
Net sales	4,195	4,427	4,508	4,686	17,815
Co-promotion income	59	53	67	73	252
Total Revenues	4,254	4,480	4,575	4,759	18,068
Production costs and expenses	(1,190)	(1,227)	(1,307)	(1,652)	(5,377)
Gross Margin (as % of Total Revenues)	72.0%	72.6%	71.4%	65.3%	70.2%
SG&A and other operating Inc. / Exp.	(1,363)	(1,383)	(1,332)	(1,288)	(5,366)
EBITA(2)	888	1,164	1,212	780	4,044
EBITA (as % of Total Revenues)	20.9%	26.0%	26.5%	16.4%	22.4%

(1)
Unaudited
(2)
Operating income (loss) before goodwill amortization + equity in earnings of affiliated companies

4.6.2    Consolidated Financial Statements of Aventis as of December 31, 2003

CONSOLIDATED BALANCE SHEETS

(in € million)	Note	December 31, 2003	December 31, 2002	December 31, 2001
Assets
Current assets
Cash	1f	621	606	654
Short-term deposits	1f	207	150	160
Marketable securities	1f	297	543	701
Net trade accounts and notes receivable	8	2,354	2,544	3,522
Net inventories	7	1,976	2,730	4,059
Assets held for sale	30	1,182	—	—
Prepaid expenses and other current assets	9	3,139	3,073	3,689
Total current assets		9,776	9,646	12,785
Investments and other assets
Investments in equity method investees	4	1,219	1,775	2,056
Deposits and long-term loans		255	247	207
Other investments	5	273	384	605
Deferred charges and other assets	6	3,016	3,422	3,577
Total investments and other assets		4,763	5,828	6,445
Property, plant and equipment	3
Gross value		8,676	9,378	12,330
Less: accumulated depreciation		(4,546)	(4,923)	(6,590)
		4,130	4,455	5,740
Intangible assets	2
Gross value		14,939	16,957	20,043
Less: accumulated amortization		(5,331)	(5,813)	(5,779)
		9,608	11,144	14,264
TOTAL ASSETS		28,277	31,073	39,234

CONSOLIDATED BALANCE SHEETS

(in € million)	Note	December 31, 2003	December 31, 2002	December 31, 2001
Liabilities and Stockholders' Equity
Current liabilities
Bank overdrafts		88	170	410
Short-term borrowings	19	1,690	1,719	4,396
Trade accounts and notes payable		1,322	1,415	2,421
Current portion of long-term debt		149	1,076	1,252
Liabilities related to operations held for sale	30	391	—	—
Other current liabilities	18	5,517	6,098	5,460
Total		9,157	10,478	13,939
Long-term debt	17
Debentures		2,822	1,389	3,412
Bank borrowings		336	398	1,240
		3,158	1,787	4,652
Other long-term liabilities
Mandatorily redeemable partnership interest	13	198	238	284
Deferred income taxes	24e	1,085	1,026	1,094
Pension plans, retirement indemnities and other commitments	14	1,794	3,328	3,350
Provision for restructuring	15	66	77	99
Other provisions and long-term liabilities	16	2,218	2,556	2,682
		5,361	7,225	7,509
Commitments and contingencies	25
Minority interests in net assets of consolidated subsidiaries	12	167	159	913
Amortizable preferred securities	11	—	89	200
Stockholders' equity
Participating shares—1983 and Series A—1989	10e/10f	23	23	23
Capital equity notes—1986 and 1993	10b/10c	306	470	503
Preference shares, Series A—1993	10d	352	352	352
Common stock (par value € 3.82) Outstanding shares: 802,292,807	1-10a	3,065	3,054	3,039
Additional paid-in capital of Aventis	10g	21,563	21,467	21,283
Retained earnings and other additional paid-in capital	10h	(12,122)	(12,752)	(13,533)
Translation reserve		(2,753)	(1,279)	354
Total stockholders' equity		10,434	11,335	12,021
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		28,277	31,073	39,234

The Notes appended to the present statements are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in € million)	Note	2003	2002	2001
Net sales		17,815	20,622	22,941
Co-promotion income	1r	252	161	151

Operating expenses
Production costs and expenses		(5,377)	(6,578)	(7,943)
Administrative and selling expenses		(6,198)	(7,466)	(8,010)
Goodwill amortization	2	(480)	(1,021)	(650)
Provision for restructuring	15	(251)	(68)	(50)
Research and development	1g	(2,924)	(3,420)	(3,481)
Other operating income	20	848	897	818
Other operating expenses—net	20	(15)	(297)	(137)

		(14,397)	(17,953)	(19,453)
Operating income		3,670	2,830	3,639
Other income (expenses)
Equity in (losses) earnings of affiliated companies	4	(107)	51	85
Interest (expense) income—net	21	(151)	(309)	(704)
Gains on sales of assets—net	22	42	1,917	545
Other income (expenses)—net	23	(543)	(797)	(679)
		(759)	862	(753)
Income before taxes and minority interests		2,911	3,692	2,886
Provision for income taxes	24	(929)	(1,430)	(1,111)
Income before minority interests		1,982	2,262	1,775
Minority interests in net income of consolidated subsidiaries		(29)	(86)	(142)
Net income before preferred remuneration		1,953	2,176	1,633
Preferred remuneration	27	(52)	(85)	(128)
Net income—common shareholders		1,901	2,091	1,505
Average number of shares outstanding:
Common stock—ordinary shares		785,905,944	793,412,151	787,553,585
Basic earnings per share in €:	1o, 28
Common stock—ordinary shares		2.42	2.64	1.91
Diluted earnings per share in €:	1o, 28
Common stock—ordinary shares		2.41	2.61	1.89

The Notes appended to the present statements are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the year ended December 31, 2001

(in € million)	Common stock ordinary shares (Note 10a)	Capital equity notes 1986 and 1993 (Notes 10b and c)	Preference shares Series "A" (Note 10d)	Participating shares 1989 Series "A" and 1983 (Notes 10e and f)	Additional paid-in capital of Aventis (Note 10g)	Retained earnings and other additional paid-in capital (Note 10h)	Translation reserves	Total stockholders' equity	Comprehensive income
Balance as of January 1, 2001	3,002	503	352	23	20,891	(14,374)	164	10,561	—
Issuance of shares for stock options	3	—	—	—	17	(7)	—	13	—
Net income before preferred remuneration	—	—	—	—	—	1,633	—	1,633	1,633
Preferred remuneration	—	—	—	—	—	(128)	—	(128)	—
Translation reserves	—	—	—	—	—	—	190	190	190
Dividends with respect to 2000 earnings	—	—	—	—	—	(393)	—	(393)	—
Equalization tax on dividend distribution	—	—	—	—	—	(187)	—	(187)	—
Issuance of ordinary shares following exercise of warrants	34	—	—	—	375	—	—	409	—
Pooling impact (Note 10h)	—	—	—	—	—	60	—	60	60
Repurchase of Aventis shares	—	—	—	—	—	(137)	—	(137)	—
Balance as of December 31, 2001	3,039	503	352	23	21,283	(13,533)	354	12,021	—
Comprehensive income 2001	—	—	—	—	—	—	—	—	1,883

The Notes appended to the present statements are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the year ended December 31, 2002

(in € million)	Common stock ordinary shares (Note 10a)	Capital equity notes 1986 and 1993 (Notes 10b and c)	Preference shares Series "A" (Note 10d)	Participating shares 1989 Series "A" and 1983 (Notes 10e and f)	Additional paid-in capital of Aventis (Note 10g)	Retained earnings and other additional paid-in capital (Note 10h)	Translation reserves	Total stockholders' equity	Comprehensive income
Balance as of January 1, 2002	3,039	503	352	23	21,283	(13,533)	354	12,021	—
Issuance of shares for stock options	6	—	—	—	46	(4)	—	48	—
Net income before preferred remuneration	—	—	—	—	—	2,176	—	2,176	2,176
Preferred remuneration	—	—	—	—	—	(85)	—	(85)	—
Translation reserves	—	—	—	—	—	(523)	(1,633)	(2,156)	(2,156)
Dividends with respect to 2001 earnings	—	—	—	—	—	(460)	—	(460)	—
Issuance of ordinary shares	9	—	—	—	138	—	—	147	—
Repurchase of capital equity notes 1986	—	(33)	—	—	—	4	—	(29)	—
Repurchase of Aventis Shares	—	—	—	—	—	(327)	—	(327)	—
Balance as of December 31, 2002	3,054	470	352	23	21,467	(12,752)	(1,279)	11,335	—
Comprehensive income 2002	—	—	—	—	—	—	—	—	20

The Notes appended to the present statements are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the year ended December 31, 2003

(in € million)	Common stock ordinary shares (Note 10a)	Capital equity notes 1986 and 1993 (Notes 10b and c)	Preference shares Series "A" (Note 10d)	Participating shares 1989 Series "A" and 1983 (Notes 10e and f)	Additional paid-in capital of Aventis (Note 10g)	Retained earnings and other additional paid-in capital (Note 10h)	Translation reserves	Total stockholders' equity	Comprehensive income
Balance as of January 1, 2003	3,054	470	352	23	21,467	(12,752)	(1,279)	11,335	—
Issuance of shares for stock options	1	—	—	—	10	—	—	11	—
Net income before preferred remuneration	—	—	—	—	—	1,953	—	1,953	1,953
Preferred remuneration	—	—	—	—	—	(52)	—	(52)	—
Translation reserves	—	—	—	—	—	—	(1,474)	(1,474)	(1,474)
Dividends with respect to 2002 earnings	—	—	—	—	—	(554)	—	(554)	—
Issuance of ordinary shares	10	—	—	—	86	—	—	96	—
Repurchase of capital equity notes 1986	—	(164)	—	—	—	—	—	(164)	—
Repurchase of Aventis Shares	—	—	—	—	—	(717)	—	(717)	—
Balance as of December 31, 2003	3,065	306	352	23	21,563	(12,122)	(2,753)	10,434	—

Comprehensive income 2003	—	—	—	—	—	—	—	—	479

The Notes appended to the present statements are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in € million)	2003	2002	2001
OPERATING ACTIVITIES:
Net income (after income tax and before preferred remuneration)	1,953	2,176	1,633
Elimination of expenses and benefits without effect on cash:
Depreciation and amortization of assets	1,613	2,216	2,075
Provisions for losses on operating assets	(1)	72	8
Change in other long-term provisions	(4)	981	(81)
Net capital (gains) from sales of assets	(354)	(2,187)	(545)
Equity in earnings of affiliated companies, net of dividends received	256	114	89
Unrealized exchange differences	53	(2)	(111)
Minority interests in net income of consolidated subsidiaries	29	86	142
Deferred tax	(129)	143	40
	1,463	1,423	1,617
Increase/decrease in operating assets and liabilities (excluding net operating assets acquired):
(Increase)/decrease in accounts receivable	(168)	(1,202)	(372)
(Increase)/decrease in inventories	(159)	(93)	(38)
Increase/(decrease) in accounts payable	(16)	(165)	78
Pension funding	(1,762)	(375)	(98)
Change in other operating assets and liabilities	75	95	293
	(2,030)	(1,740)	(137)
Net cash provided by operating activities	1,386	1,859	3,113

The Notes appended to the present statements are an integral part of the Consolidated Financial Statements.

(in € million)	2003	2002	2001
INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(836)	(1,000)	(1,245)
Other capital expenditures	(306)	(459)	(486)
Proceeds from sales of assets	822	4,654	1,063
Increase/(Decrease) in loans and short-term investments of more than three months	36	44	(52)
Net cash (used) provided by investing activities	(284)	3,239	(720)
FINANCING ACTIVITIES:
New long-term borrowings	1,611	135	5,404
Repayment of long-term borrowings	(1,099)	(2,931)	(7,252)
(Decrease)/Increase in bank overdrafts and short-term borrowings	(52)	(1,091)	(284)
Issuance of ordinary shares including additional paid-in capital	107	199	429
Mandatorily redeemable partnership interest	—	—	279
Repurchase of treasury shares	(718)	(383)	(137)
Amortization of amortizable preferred securities and redemption of capital equity notes	(223)	(122)	(85)
(Purchase) of minority interest	(9)	(212)	(5)
Dividends paid by the Group	(570)	(490)	(437)
Preferred remuneration paid	(105)	(113)	(109)
Net cash (used) by financing activities	(1,058)	(5,008)	(2,197)
Net effect of exchange rate changes on cash	(7)	(60)	15
Increase/(Decrease) in net cash and cash equivalents	37	30	211
Cash and cash equivalents at beginning of year	756	814	661
Net effect of consolidation changes on cash and cash equivalents (Note 1a)	35	(88)	(58)
CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 1m)	828	756	814

The Notes appended to the present statements are an integral part of the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001

1.    ACCOUNTING POLICIES

        The Group (Aventis and subsidiaries) applies accounting principles that comply with French law for its consolidated financial statements. Application, as of January 1, 2002, of the new French regulation CRC 2000-06 on liabilities did not impact the Group's consolidated financial statements as of, and for the twelve-month period ended December 31, 2002. The financial statements of consolidated companies, prepared following the accounting principles generally accepted in their respective countries, are restated to reflect the accounting principles described above.

        The differences between these accounting principles and those generally accepted in the United States that have a material impact on the Aventis consolidated financial statements are described in Note 34.

        Certain reclassifications have been made to the 2001 and 2002 consolidated financial statements to conform to the 2003 presentation. In particular, the mandatorily redeemable partnership interest is included in other long-term liability (see Note 13), the other operating income and other operating expenses have been presented on two separate lines of the consolidated statement of operations, and co-promotion income has been reclassified as revenues.

a)    Consolidation

i)    Evolution of the Group

        In recent years, the Group has undertaken a number of actions in connection with its strategy to reinforce its position in Life Sciences and dispose of its chemicals, fibers and polymers businesses. In 2000, the Group announced that it will focus exclusively on pharmaceuticals.

        In April 2001, the Group disposed of its 66.7% interest in the industrial gases group Messer Griesheim (see Note 25).

        In April 2002, the Group completed the disposal of its Animal Nutrition operating assets to CVC Capital Partners (see Notes 25 and 30).

        On June 3, 2002, Aventis completed the sale of its 76% stake in Aventis CropScience to Bayer (see Notes 25 and 30).

        On December 8, 2003, Aventis and CSL Limited signed an agreement under which CSL will acquire Aventis Behring, the therapeutic proteins business of Aventis. The transaction, which is subject to approval by antitrust authorities, is expected to close during the first half of 2004.

ii)    Consolidated companies

        The Consolidated Financial Statements include the accounts of Aventis and its significant majority-owned subsidiaries.

        Minority investments in companies with more than 20% ownership, including 50% owned joint ventures, are accounted for under the equity method (see Note 4).

        The major changes in the scope of the consolidated companies were the following:

  •
  Following the agreement between Aventis and CSL Ltd. on December 8, 2003 on the disposal of the therapeutic proteins business of Aventis, this business has been accounted for as assets held for sale in the balance sheet for the period ended December 31, 2003. The Group's consolidated income statement includes the results of operation of Aventis Behring for the year 2003.

  •
  The Aventis holding company in China has been consolidated, starting January 1, 2003 (Note 5).

  •
  In June 2002, Aventis completed the sale of its 76% stake in Aventis CropScience to Bayer.

  •
  In May 2002, the Group set up a new captive insurance and reinsurance company, Carraig, which has an authorized share capital of € 500 million (of which € 200 million has been subscribed).

  •
  In April 2002, the Group completed the disposal of its Animal Nutrition operating assets to CVC Capital Partners.

  •
  In April 2001, the Group divested its 66.7% stake in the industrial gases group Messer Griesheim, which Aventis held through Hoechst AG, to Allianz Capital Partners and Goldman Sachs Fund.

        For comparison purposes, pro forma data for the years ended December 31, 2003 and December 31, 2002 are presented in Note 30, reflecting these changes in consolidated companies.

        For companies accounted for under the equity method (see Note 4):

  •
  In 1999, the European Commission and the Federal Trade Commission (FTC) required that Aventis reduce its shareholding in Rhodia to less than 5% by April 2004. On May 2, 2003, Aventis sold to Crédit Lyonnais 17,751,610 Rhodia shares. Until that date Aventis owned 45,211,662 Rhodia shares representing approximately 25.2% of Rhodia total share capital and accounted for Rhodia under the equity method.

    Further to this transaction Aventis owns approximately 15.3% of the share capital and has been reassessing whether or not such ownership enables Aventis to exercise significant influence on Rhodia's financial and operating policies. Considering the immediate transfer of full ownership and voting rights to Crédit Lyonnais upon the transaction date, Aventis concluded that it was no longer able to exercise significant influence and therefore equity method accounting has been discontinued as of the date of transaction. As of December 31, 2003, Rhodia is classified as marketable securities.

    In November 2003 Aventis announced that it had entered into discussions with the European Commission and the Federal Trade Commission seeking additional flexibility in the disposal of its remaining stake in Rhodia (see Note 33).

  •
  On August 1, 2002, Dade Behring filed for a voluntary reorganization under chapter 11 of the U.S. Bankruptcy Code. The reorganization plan was approved and became effective as of October 3, 2002. In accordance with such reorganization plan, Aventis is no longer a shareholder in Dade Behring. Until that date, Aventis held an equity investment of 51.8% in Dade Behring. This company was accounted for under the equity method since the shareholders' agreement provided the other investors with significant participating rights and did not allow Aventis to control or manage the operations of the entity (see Note 4).

        All significant intercompany transactions between consolidated companies are eliminated.

        Dividend and interest income related to other investments are included in the statement of operations as "Other (expenses) income—net" and "Interest expense—net", respectively.

b)    Intangible assets

        Goodwill represents the excess of the purchase price over the fair market value of net identifiable assets of the businesses purchased. Goodwill is amortized on a straight-line basis over its useful life, not to exceed forty years (see Note 2).

        The Group recognizes and measures goodwill impairment based on discounted cash flows, which are compared to net booked goodwill for each business in which an impairment indicator exists. The discount rates utilized in the goodwill recoverability test for each business are based upon the weighted average required rate of return. Such discount rates are determined based on the risks involved in the business and vary from country to country due to the nature of the activity and the different economic conditions. Projected cash flows are based on the Group's near-term business plans for each business, which are projected over the remaining useful life of the related goodwill, taking into account management estimates of the impact of both external economic factors and internal business strategies. When the net book value exceeds the discounted cash flows, a provision is recorded equal to the difference between these two amounts.

        Other intangible assets, consisting principally of patents, trademarks, and software are amortized on a straight-line basis over their estimated useful lives. For patents and trademarks this period is not to exceed 25 years, and for software the range is from three to five years. The book value of these assets is adjusted whenever events or changes in circumstances which could have a material effect on the future non discontinued cash flows generated by these assets indicate that the carrying amount of an asset may not be fully recoverable.

c)     Property, plant and equipment

        Land, buildings, and equipment are carried at cost, including capitalized interest. French legal re-evaluations (laws of December 29, 1976, and December 30, 1977) and foreign re-evaluations are not reflected in the consolidated accounts to ensure homogeneity to land, buildings and equipment within the Group. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets.

        The principal useful lives employed are:

Buildings	20-30 years
Machinery and equipment
—Machines and installation	5-15 years
—Transportation equipment	4-6 years
—Other equipment	3-15 years
—Furniture	8-12 years

        When the Group leases assets under the terms of a long-term contract or other arrangements that transfer substantially all of the benefits and risks of ownership to the Group, the fair market value of the leased property is capitalized and depreciated (as described above) and the corresponding obligation is recorded as a liability.

        The book value of these assets is reduced whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

d)    Investments

        Investments are classified either as strategic investments or other investments:

  •
  strategic investments are valued according to the value in use model which includes, among other things, consideration of strategic aspects, derived economic benefits, share market price, long-term holding intention and ability, and restriction period; and

  •
  other investments are carried at the lower of cost or net realizable value.

e)     Inventories

        Inventories are valued at the lower of average cost, or replacement value (for goods purchased from third parties), or present manufacturing cost (for goods manufactured), without exceeding their net realizable value. Due to the rate of inventory turnover, average cost approximates first in, first out (FIFO) (see Note 7).

f)     Cash, investments in debt and equity securities and short-term deposits

        Investments in debt and equity securities are stated at the lower of historical cost and market value (if publicly traded) or net realizable value (if not publicly traded).

        Short-term deposits are valued at the lower of cost and market value.

        Cash also includes cash held by captive insurance and re-insurance companies.

g)     Research and development expenses

        Research and development expenses are charged as an expense as incurred. Such expenses amounted to € 2,924 million in 2003, € 3,420 million in 2002 and € 3,481 million in 2001.

h)    Translation of foreign currencies

        Amounts expressed in foreign currency are translated as follows:

  •
  transactions in foreign currencies are translated using the exchange rate in effect at the time of the transaction;

  •
  assets and liabilities expressed in foreign currencies are translated using exchange rates in effect at the balance sheet dates;

  •
  exchange differences arising from foreign currency transactions are included in the statement of income. However, exchange differences arising from intercompany transactions of a long-term investment nature (which are considered part of the Group's net investment) are accumulated as a separate component of consolidated stockholders' equity (translation reserve); those arising from specific hedging futures are deferred and recognized in the income statement on a symmetrical basis with the losses and gains on items being hedged; and

  •
  statements of operations of foreign subsidiaries are translated at average exchange rates for the fiscal year; gains or losses arising from the translation of the financial statements of foreign subsidiaries are accounted for directly in the translation reserve included in consolidated equity, as well as those related to hedges of net investments in foreign subsidiaries.

        The balance sheets of the Group's subsidiaries in Argentina as of December 31, 2001 have been translated using the peso rate of 1.57 for 1 US$, which is the closing rate on the first trading day after reopening of the exchange markets in January 2002.

        The Group records in separate lines of the income statement the impact of gains and losses on foreign currency transactions, depending on the nature of the related transactions: operating, financing, investing.

i)     Deferred income taxes

        Deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax assets and liabilities are calculated based on the income tax rate assumed to be in effect when the asset or liability reverses.

        Due to the complexity of the interaction of local tax regimes with the worldwide tax consolidation regime and the impacts of the non-renewal of this regime, the Group does not have a comprehensive scheduling of the reversal of temporary differences. Consequently, in accordance with article 3150 of the CRC Regulation 99-02, the Group recognizes deferred taxes on a non-discounted basis.

        A valuation allowance is recorded against deferred tax assets resulting from net operating losses and deductible temporary differences when their future realization is not likely. The valuation allowance is first assessed at the individual tax entity level and then consistently with the global tax strategy in the near term.

        Aventis benefits from the worldwide income tax regime. Under this regime, granted by French Ministry of Economics and Finance, the Group's income tax is calculated based upon the consolidation of its French and foreign qualifying subsidiaries. The Group renewed this regime for the period 2001 to 2003. The last authorization expired on December 31, 2003 and has not been renewed. Therefore, effective January 1, 2004, this regime no longer applies (see Note 24b for more information).

j)     Pension plans, retirement indemnities, and other commitments

        The Group accounts for its obligations with respect to pension and other postretirement benefits (see Note 14).

k)    Financial instruments

        The Group uses various financial instruments to manage its exposure to interest and currency fluctuations. The Group's policy is to manage its operating foreign exchange exposure on a macro basis. It enters into specific hedges for certain financial foreign exchange transactions. The Group may also enter into specific interest rate hedges for certain transactions. On December 31, 2002, the Amortizable

Preferred Securities (see Note 11) were specifically hedged. During 2003 the specific hedges for the Amortizable Preferred Securities matured. On December 31, 2003 and 2002 certain debts (see Note 17) were specifically hedged.

        All of the positions taken, except for the specific hedging transactions, are valued and accounted for at their market value at each balance sheet date. Changes in market values are recognized as gains and losses in the statement of operations. The gains and losses related to specific hedging transactions are accounted for on a symmetrical basis with the losses or gains on items being hedged.

        Financial instruments accounted for as specific hedges are designated as such at inception. High correlation is determined at inception and evaluated throughout the contract period.

        The Group has estimated the fair market value of its financial instruments and obtained information concerning derivative instruments. The methods used and the values so obtained are explained in the note related to financial instruments (see Note 25).

l)     Litigation, environmental and product risks

        The Group recognizes losses and accrued liabilities relating to litigation, environmental and product liability matters if available information indicates that the event of a loss is "probable" and "reasonably estimable."

        With respect to environmental liabilities, the Group estimates losses on a case-by-case basis using all available information. With respect to product liabilities, the Group estimates losses on the basis of current facts, circumstances, prior experience with similar matters, the number of claims, the anticipated cost of administering, defending and, in some cases, settling such claims. Anticipated recoveries from third parties determined to be probable of occurrence are recorded as an asset.

        If the event of a loss is determined to be "reasonably possible," the Group provides appropriate disclosure in the notes to its consolidated financial statements if such contingency is material (see Note 25).

m)   Statement of cash flows

        "Cash and cash equivalents" includes the following items: cash on hand, cash in banks (cash), and short-term investments (short-term deposits) with original maturities of less than three months. These items have a market value similar to their book value due to their very short-term maturities.

n)    Stock subscription or purchase options

        For subscription stock options, the difference between the exercise price paid by the beneficiary upon exercise of the subscription option and the par value of the underlying share is recorded in additional paid-in-capital. Subscription stock options issued after June 30, 2001 have an exercise price that equals the average of the Group's stock market price over the twenty-day period prior to the issuance of the plan.

        For purchase stock options, the difference between the exercise price paid by the beneficiary upon exercise of the purchase stock option and the purchase price of the existing share attributed to the beneficiary is recorded, as an expense, through the income statement. This cost is estimated at each balance sheet date on the basis of the Group's stock market price at that date and is amortized over the vesting period of the underlying options. When the Group hedges such purchase stock options through the repurchase of its own shares on the market or through derivative instruments (forward contracts), the expense recorded in the income statement corresponds to the difference between the exercise price of the option and the acquisition cost (actual or forward) of these hedging shares.

        If the Group had followed the fair value method for the stock option and stock purchase plans, net income and earnings per share would have been reduced to the following in 2003, 2002 and 2001:

	2003	2002	2001
Net income as reported (in € million)	1,901	2,091	1,505
Earnings per share basic as reported (in €)	2.42	2.64	1.91
Earnings per share diluted as reported (in €)	2.41	2.61	1.89
Compensation cost net of tax included in net income (in € million)	—	—	—
Compensation cost net of tax pro forma using fair value method (in € million)	332	270	204
Pro forma net income (in € million)	1,569	1,821	1,301
Pro forma basic earnings per share (in €)	2.00	2.29	1.65
Pro forma diluted earnings per share (in €)	1.99	2.28	1.63

        The Group uses the Black-Scholes pricing model to estimate the fair value of stock options. The following assumptions have been used for the stock options granted in 2003: 5 years expected life of options; 36.92% stock price volatility; 2.00% dividend yield; and 3.91% risk free interest rate.

        The impact of applying fair value method in this pro forma disclosure is not indicative of the impact on the Group's performance in future years because this method does not apply to awards granted before 1995, additional awards may be made in future years, and actual results may differ from the assumptions used.

o)    Earnings per share

        Earnings per common share are computed by dividing net income/(loss) by:

  •
  the average number of ordinary shares outstanding during the period (calculation of the basic earnings per share see Note 28); and

  •
  the average number of ordinary shares outstanding during the period, increased by the number of common shares that would have been outstanding if the dilutive potential common shares had been issued (calculation of the diluted earnings per share see Note 28).

p)    Transfers of financial assets

        Certain subsidiaries of the Group sell trade receivables as part of securitization programs in Europe and Japan. Receivables sold as part of the programs are defined as eligible receivables.

        Those assets are transferred by the Aventis subsidiaries to a bank on a monthly basis within the framework of these securitization programs, and are settled against a cash payment, which represents the difference between the gross amount sold and the collateral (defined as deferred purchase price) retained by the bank. The deferred purchase price is calculated by the bank based on historical performance of the receivables.

        The Group accounts for transfers of financial assets as sales when the transferred assets have been isolated from the Group and are beyond the reach of its creditors; when each transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets; and when the Group no longer maintains effective control over the transferred assets.

q)    Estimates

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

r)     Revenue recognition

i)     Principles

        The Group recognizes revenues when all of the following criteria are met:

  •
  persuasive evidence of an arrangement exists that is in accordance with the Group's customary business practices and processes for documenting sales transactions;

  •
  delivery has occurred or services have been rendered and the customer has taken title and assumed the risks and rewards of ownership of the products purchased;

  •
  the seller's price to the buyer is fixed or determinable;

  •
  collectibility is reasonably assured.

        The Group provides for estimated sales returns, sales discounts and rebates as reductions in determining sales in the same period the related sales are recorded. The sales returns and discount provisions are based on estimates derived from historical experience, specific economic factors, potential replacement product launches, product shelf life, etc. Sales rebates are deductions from list prices granted on the basis of volume sold and are provided for in the period in which the related sales are realized.

        In the course of its business, the Group enters into certain transactions generating revenues other than through ordinary sales of products. These transactions include license arrangements, co-promotion or co-marketing agreements and divestments of products and other rights.

        For such transactions, revenues are recognized as the related products and/or services are delivered and/or performed over the term of the arrangements. License fees are accordingly recognized over the license term of the related arrangements. Up-front fees are deferred when continuing performance obligations exist. Other payments specifically related to the achievement of milestones are evaluated based on the specific facts of the arrangements between the parties and recognized as revenues when related products and/or services are delivered and/or performed.

        Aventis periodically enters into contractual agreements to provide marketing and selling or R&D support to other parties. These services are performed in accordance with the terms of the individual contract. Delivery is deemed to have occurred when the conditions of the contract are met. Aventis records revenue when the contractual services have been performed and delivered in accordance with the individual contracts and when collection of the amounts due for these services is reasonably assured.

        Aventis also sometimes enters into multi-element arrangements. These are primarily a combination of a licensing or product divestment agreement and supply agreement. At the inception of such agreements and as each item in the arrangement is delivered, an analysis is performed to determine whether there are separate units of accounting. The separate units of such arrangement are accounted for and revenue is recognized separately if they constitute separate earnings processes, the delivered item has value on a stand alone basis, that there is objective and reliable evidence of the fair value of the undelivered item and that delivery or performance of the undelivered item is considered probable. If there is objective and reliable evidence of the fair value for all units, then consideration is allocated based upon their relative fair values. If there is no objective and reliable evidence of the fair value of the delivered item, Aventis utilizes the residual method to allocate consideration to the delivered items.

        Fair market value is determined by results of arms length transactions in arrangements with third parties, Aventis experience with other similar Aventis products and/or other publicly received information. As delivery of the goods and/or services related to the undelivered item is made, revenue is recognized to the extent appropriate for those deliveries. Where there is no separate culmination of an earnings process for individual deliverables, revenue recognition is determined in accordance with Aventis policy for the combined deliverables as a single unit of accounting.

ii)    Presentation in the Financial Statements

        Effective December 31, 2003, the Group has decided to present non-product sale revenues that constitute ongoing central operations of Aventis as revenues and no longer as "Other operating income" (see Note 20). Costs associated with non-product sale revenues are included in their appropriate functional category.

        The non-product sales revenues consist of co-promotion income, which relates to arrangements whereby the Group performs promotional activities related to certain products of another company and receives a payment based on the income generated by the sales of the product. In 2003, 2002 and 2001, this relates primarily to the co-promotion agreement with Procter & Gamble on the product Actonel.

(in € million)	2003	2002	2001
Net Sales	17,815	20,622	22,941

Co-promotion income	252	161	151

        Other operating income from peripheral or incidental transactions such as royalty and licensing revenues resulting from product divestments, gains on disposal of products or peripheral service agreements are presented in the income statement under "Other operating income" (see Note 20).

2.    INTANGIBLE ASSETS

        Intangible assets are detailed as follows:

(in € million)	December 31, 2003	December 31, 2002
Goodwill	12,240	14,207
Patents and trademarks	2,005	2,122
Software	694	628
Total gross value	14,939	16,957
Accumulated amortization of goodwill	(4,091)	(4,577)
Accumulated amortization of patents and trademarks	(868)	(858)
Accumulated amortization of software	(372)	(378)
Net book value	9,608	11,144

        The patents and trademarks include € 45 million (€ 56 million as of December 31, 2002) of Taxotere distribution rights in Japan. The consideration due to Chugai is payable over 10 years starting in 2002 and the corresponding liability which amounts to € 37 million (€ 50 million as of December 31, 2002) is described in Note 16.

        Net goodwill relates to the following:

(in € million)	December 31, 2003	December 31, 2002
Prescription Drugs	7,493	8,954
Human Vaccines	656	676

Total	8,149	9,630

        As of December 31, 2003, the decrease in goodwill can be summarized as follows:

  •
  currency translation of € 1,013 million since most of the goodwill is reported in US$;

  •
  amortization charges of € 480 million.

        Amortization charges relating to intangible assets are as follows:

(in € million)	2003	2002	2001
Goodwill	480	1,021	650
Patents and trademarks	126	150	186
Software	143	133	119

Total	749	1,304	955

        The Group announced in 2002 that Aventis Behring was no longer part of its core business and that negotiations were in process to divest this business. In addition, Aventis Behring suffered significant adverse changes in its business climate in 2002.

        The Group accordingly performed an impairment test on Aventis Behring's long-lived assets and goodwill. The long-lived assets impairment test has been performed on a "held and used" model. Undiscounted and discounted cash flows have been evaluated assuming several alternative scenarios. As of December 31, 2002, the carrying value of Aventis Behring's long-lived assets exceeded their undiscounted future cash flows and triggered the recognition of an impairment charge of € 727 million, based on the fair value as calculated based on discounted cash flows.

  •
  Intangible assets (including goodwill) for € 487 million;

  •
  Property plant and equipment for € 240 million (see Note 3).

3.    PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment are detailed as follows:

	On December 31, 2003
(in € million)	France	Germany	United States and Canada	Other countries	Total
Land	56	99	92	44	291
Buildings	1,002	228	715	500	2,445
Equipment	2,214	1,403	578	926	5,121
Buildings and equipment in progress	270	199	228	122	819

Total gross value	3,542	1,929	1,613	1,592	8,676
Less: Accumulated depreciation (Note 1c)	(2,143)	(973)	(620)	(810)	(4,546)

Net book value	1,399	956	993	782	4,130

	On December 31, 2002
(in € million)	France	Germany	United States and Canada	Other countries	Total
Land	51	101	99	53	304
Buildings	958	201	825	511	2,495
Equipment	2,179	1,471	828	1,020	5,498
Buildings and equipment in progress	230	278	457	116	1,081

Total gross value	3,418	2,051	2,209	1,700	9,378
Less: Accumulated depreciation (Note 1c)	(2,042)	(1,025)	(1,049)	(807)	(4,923)

Net book value	1,376	1,026	1,160	893	4,455

        As of December 31, 2003, the decrease in net book value of property, plant and equipment is related to the:

  •
  reclassification of Aventis Behring's assets into assets held for sale (see Note 30);

  •
  negative translation impact of € 253 million mainly due to the evolution of the U.S.$/€ exchange rate;

  •
  acquisition of property, plant and equipment for € 836 million offset by disposals for € 112 million and a depreciation charge for € 714 million.

        In 2003, acquisitions were mainly related to Prescription Drugs (€ 627 million), the main investments relate to the facilities, which manufacture the Group's core strategic brands (Lantus, Lovenox and Ketek). These investments took place mainly in Germany (€ 202 million), France (€ 194 million) and the United States of America (€ 98 million).

        The investments related to Human Vaccines amounted to € 145 million in order to increase the Group's production capacity and to develop new laboratories in the U. S. and in France.

        As of December 31, 2002, the net book value of property plant and equipment decreased principally as a result of the following:

  •
  disposal of Aventis CropScience and Aventis Animal Nutrition for an amount of € 985 million on the net book value of property and equipment;

  •
  acquisitions of property, plant and equipment for € 1,000 million offset by disposals for € 104 million and a depreciation charge of € 713 million including impairment of certain Aventis Behring's assets for € 240 million (see Note 2);

  •
  negative impact of the translation effects for an amount of € 378 million mainly related to the evolution of the U.S.$/€ exchange rate.

        In 2002, acquisitions are mainly related to Prescription Drugs (€ 698 million), including the Drug Innovation & Approval (DI&A) expansion project and various investments in the U.S. (€ 188 million), investments in Germany mainly related to Lantus and ramipril (€ 144 million), investments in France (€ 119 million), and the extension and renovation of Human Vaccines' manufacturing sites in France and in the U.S. (€ 102 million).

        Included in the foregoing tables are the following amounts related to assets subject to capital leases:

(in € million)	December 31, 2003	December 31, 2002
Buildings	26	27
Equipment	13	15

Total gross value	39	42
Less: Accumulated depreciation (Note 1c)	(35)	(34)

Net book value	4	8

4.    INVESTMENTS IN EQUITY METHOD INVESTEES

        Financial information for equity method investees (see Note 1a), including joint ventures described below, is as follows:

(in € million)	December 31, 2003	December 31, 2002	December 31, 2001
Net sales	6,430	13,598	16,193
Total assets	6,351	14,582	18,409
Net income	127	306	264
Long-term debt	1,314	3,210	4,501
Dividends distributed to consolidated subsidiaries	85	139	140

        The major change in 2003 results from the disposal of 9.9% of Rhodia shares to Crédit Lyonnais as of May 2. As a result of this disposal, the Aventis share in the share capital of Rhodia was reduced to 15.3% from 25.2%. Due to this transaction, Aventis concluded that it was no longer able to exercise significant influence and therefore equity accounting has been discontinued as of the date of the transaction. Since this partial divestment, the remaining 15.3% of the share capital of Rhodia have been reclassified as marketable securities.

        Major changes in 2002 result from Dade Behring, which, on August 1, 2002, filed for a voluntary reorganization under chapter 11 of the U.S. Bankruptcy Code. On September 18, 2002, the bankruptcy judge approved the reorganization and set October 3 as the effective date. In accordance with such reorganization plan, Aventis is no longer a shareholder in Dade Behring.

        Equity in earnings (losses) of affiliated companies before tax, as included in the statements of operations, consists of:

(in € million)	2003	2002	2001
Prescription Drugs	35	26	6
Human Vaccines	32	25	39
Corporate and Animal Health activities	129	157	169
Other activities	(303)	(157)	(129)

Total	(107)	51	85

        The participation in Merial is presented in "Corporate and Animal Health Activities". Retroactive adjustments have been made on historical figures to provide comparable information.

        The following major fluctuations resulted in "Other activities":

  •
  In 2003, the losses are mainly due to the negative impact of Rhodia that was accounted for under the equity method until May 2 (€ 103 million, representing an adjustment to the market value), to an impairment of the Aventis investment in DyStar, as well as to the loss generated by Wacker.

  •
  In 2002, the losses recorded by the Group were due to the impairment on Rhodia. The European Commission required in 1999 that Aventis disposes of its investment in Rhodia by April 2004. This divestment was initially programmed through the issuance, in 1999, of bonds maturing in November 2003, and exchangeable, at the option of their holders, in Rhodia's shares. In November 2002, the Group repurchased 98.6% of these bonds through a cash tender offer and confirmed its intention to dispose of its stake in Rhodia in the near future. Considering the prolonged decline in the market value of Rhodia in 2002, the Group recorded a € 251 million impairment as of December 31, 2002 to reduce the carrying value of its investment to its market value. This is recorded in the line Equity in earnings of affiliated companies in the income statement.

  •
  In 2001, from the losses of Rhodia and Dade Behring together with the decrease in earnings of Wacker.

        The Aventis Consolidated Financial Statements include certain commercial transactions between the Group and unconsolidated affiliates (companies accounted for under the equity method and other affiliated companies). The most significant of these transactions are purchases and sales between the Group and its equity investees:

(in € million)	2003	2002	2001
Sales	212	203	316
Purchases	103	120	120

        Equity method investees on December 31, 2003 include the following joint ventures:

Name	% Participation	Partner	Activity
Merial	50	Merck	Veterinary pharmaceuticals
Aventis Pasteur-MSD	50	Merck	Vaccines
Diabel	50	Pfizer	Pharmaceuticals
MCM vaccine company	50	Merck	Vaccines

        Individual financial information for these joint ventures is not listed for reasons of confidentiality. However, aggregate financial information for the joint ventures is as follows:

(in € million)	December 31, 2003	December 31, 2002	December 31, 2001
Total sales	2,225	2,416	2,425
Operating income	412	422	208
Income before tax	323	183	188
Total current assets	1,017	1,251	1,241
Total assets	1,754	1,946	1,993
Total equity	854	802	778
Long-term debt	141	145	169

5.    OTHER INVESTMENTS

        Other investments are detailed as follows:

	December 31, 2003	December 31, 2002
	(in € million)
Investments in majority-owned subsidiaries	26	197
Less: Write-downs	(14)	(75)

Net book value of investments in majority-owned subsidiaries	12	122
Companies owned 20% or more	41	33
Less: Write-downs	(40)	(26)

Net book value of companies owned 20% or more	1	7
Companies owned less than 20%	411	436
Less: Write-downs	(151)	(181)

Net book value of companies owned less than 20%	260	255

Total net book value	273	384

        As of December 31, 2002, investments in majority-owned subsidiaries principally consisted of the Group's holding company in China and its investments in Chinese joint ventures for a net amount of € 81 million. This subsidiary was fully consolidated as of December 31, 2003. This mainly explains the decrease in the net book value of investments in majority owned subsidiaries.

        In April 2002, Aventis and Genta Inc (a U.S. biopharmaceutical company) announced an agreement to jointly develop and commercialize an oncology compound (Genasense) in phase III clinical trials. On June 3, 2002 and following the achievement of a clinical research milestone, Aventis purchased 6,665,498 shares at U.S.$ 10.79 per share for a total amount of US$ 72 million, representing approximately 10% of the outstanding voting shares. The stock purchase is subject to a minimum two-year holding period.

        Other investments are valued at the lower of cost and net realizable value (see Note 1d), accordingly the Group recorded for Genta an allowance amounting to € 21 million as of December 31, 2003 (€ 11 million as of December 31, 2002). For other investments that do not have a readily determinable fair value, the Group estimated their market value on December 31, 2003 and December 31, 2002 using total assets, stockholders' equity, net income and other relevant factors related to the companies involved.

        The investment in Millennium Pharmaceuticals ("Millennium") shares amounted to € 200 million (U.S.$ 253 million) as of December 31, 2003, € 242 million (U.S.$ 253 million) as of December 31, 2002. The Group considers this investment as a strategic investment designed to establish long-term relationships with Millennium and is using the value-in-use approach when valuing this investment (see Note 1d). As of December 31, 2003, the carrying value of this investment exceeds its value-in-use (€ 97 million) by approximately € 104 million. A write-down of the investment was adjusted accordingly.

        On September 8, 2003, Aventis and Regeneron Pharmaceuticals Inc. announced that they entered into an agreement under which they will jointly develop and commercialize an antiangiogenesis compound (see Note 25). Under the terms of the agreement Aventis acquired Regeneron shares for an amount of € 36 million (U.S.$ 45 million).

6.    DEFERRED CHARGES AND OTHER ASSETS

        On December 31, 2003, deferred charges and other assets consist of:

(in € million)	December 31, 2003	December 31, 2002
Long-term receivables	162	442
Long-term deferred tax assets (Note 24)	1,251	1,500
Pension minimum liability adjustment (Note 14)	943	807
Prepaid pension cost (Note 14)	321	256
Others	339	417

Net value	3,016	3,422

        As of December 31, 2003, the caption "Others" includes capitalized milestone payments of € 86 million (€ 147 million as of December 31, 2002). Capitalized milestone payments are payments made for approved products within the frame of collaboration agreements with other pharmaceuticals or research companies resulting in the acquisition of an intangible asset.

        The decrease in long-term receivables is mainly due to an early payment related to the sale of Messer.

7.    INVENTORIES

        After elimination of intercompany profits, inventories consist of:

(in € million)	December 31, 2003	December 31, 2002
Raw materials and spare parts	355	574
Work in progress	1,441	1,736
Finished products	335	593
Less: valuation allowances	(155)	(173)

Net inventories	1,976	2,730

(in € million)	December 31, 2003	December 31, 2002
Prescription Drugs	1,396	1,413
Human Vaccines	569	503
Other activities	11	814

Net inventories	1,976	2,730

        The decrease in the inventories of € 754 million is mainly due to the reclassification of the Aventis Behring inventories to assets held for sale (see Note 30) partly compensated by the increase in the inventory level of Human Vaccines of € 66 million.

8.    NET TRADE ACCOUNTS AND NOTES RECEIVABLE

(in € million)	December 31, 2003	December 31, 2002
Accounts and notes receivable	2,462	2,680
Less: allowance for doubtful accounts	(108)	(136)

Net receivables	2,354	2,544

        Certain Group subsidiaries regularly sell trade receivables, such sales being part of securitization programs implemented in Europe and Japan. The cumulative receivables sold (addition of the amounts sold at the end of each quarter) under these programs amounted to € 2,021 million for 2003 (€ 2,752 million during 2002).

        The actual proceeds from the sale of receivables under the various programs as of December 31, 2003 amounted to € 436 million (€ 455 million as of December 31, 2002). The receivables sold are transferred by the Aventis subsidiaries to a bank on a monthly basis within the framework of these securitization programs and are settled against a cash payment. The difference between the gross amount sold and the amount paid by the bank is generally referred to as Deferred Purchase Price (DPP) and is recorded under Accounts and Notes Receivable (see Note 25), which amounted to € 27 million as of December 31, 2003 (€ 33 million as of December 31, 2002). This equates to approx. 6% of the gross amounts sold. The Average DPP for the year was 6%. This percentage is calculated by the bank based on historical performance of the receivables.

9.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

(in € million)	December 31, 2003	December 31, 2002
VAT and other taxes	677	583
Prepaid expenses and interest	215	257
Short-term loans and current portion of long-term loans	33	59
Receivables from insurance carriers	15	51
Market value of financial instruments (Note 25g)	707	488
Deferred income taxes (Note 24)	748	896
Other receivables	707	687
Other	37	52

Total	3,139	3,073

        In 2003, the favorable evolution of the euro against other currencies contributed to the significant increase in the market value of financial instruments.

10.    STOCKHOLDERS' EQUITY

a)    Ordinary shares

        As of December 31, 2003, share capital was divided into 802,292,807 ordinary shares (799,474,490 as of December 31, 2002; 795,621,603 as of December 31, 2001).

        In 2003, Aventis issued 332,630 ordinary shares (1,511,814 in 2002; 886,514 in 2001); resulting in a capital increase of € 1 million (€ 6 million in 2002; € 3 million in 2001) and additional paid-in capital of € 10 million (€ 46 million in 2002; € 17 million in 2001), following the exercise of stock options.

        In 2003 and 2002, Aventis launched share issues reserved exclusively for Group employees. A total of 2,485,687 new ordinary shares were created in 2003 and 167,576 warrants were issued (2,341,073 new ordinary shares and 95,385 warrants in 2002) resulting in a capital increase of € 10 million (€ 9 million in 2002) and additional paid-in capital of € 86 million (€ 138 million in 2002). In 2001, no capital increase reserved for Group employees took place (see Note 31).

        In 2001, Aventis issued 8,855,606 ordinary shares resulting in a capital increase of € 34 million and additional paid-in capital of € 375 million following the exercise of 26,566,818 warrants. In the fourth quarter of 1997, Aventis issued 26,615,970 ordinary shares and warrants to purchase ordinary shares. Three of these warrants entitled the holder to purchase one ordinary share (subject to adjustment upon the occurrence of certain events) at an exercise price of € 46.19 per ordinary share. During 2000, the exercise of 7,197 warrants resulted in the issuance of 2,399 ordinary shares. The warrants have expired on November 5, 2001. As a consequence, the 37,170 warrants unexercised at that date have been cancelled.

        On December 31, 2003, the Group held in total 22,855,218 of its own shares (7,194,675 as of December 31, 2002; 1,901,626 as of December 31, 2001), of which 22,818,234 shares were recorded as a reduction in Stockholders' equity (6,900,876 as of December 31, 2002; 1,801,787 as of December 31, 2001) and 36,984 shares were recorded as marketable securities (293,799 as of December 31, 2002; 99,839 as of December 31, 2001).

        In 2003, pursuant to the authorizations granted by its shareholders, Aventis purchased 15,917,358 of its own shares, which represent as of December 31, 2003 1.98% of its share capital. In 2003, Aventis did not sell or cancel any of its own shares.

2003 Share Repurchase Activity*

Month	Number of Shares repurchased
January 2003	0 share
February 2003	958,051 shares
March 2003	1,053,553 shares
April 2003	588,620 shares
May 2003	1,436,655 shares
June 2003	1,188,475 shares
July 2003	1,517,680 shares
August 2003	2,718,139 shares
September 2003	3,697,242 shares
October 2003	1,849,100 shares
November 2003	728,799 shares
December 2003	181,044 shares
Total	15,917,358 shares

*
These shares are booked as a reduction of the Stockholders' equity.

        As of December 31, 2003, the number of existing voting rights totaled 779,437,589 (792,279,815 existing voting rights as of December 31, 2002; 793,719,977 existing voting rights as of December 31, 2001).

b)    Capital equity notes 1986

        In December 1986, Aventis issued U.S.$ 300 million (€ 304 million) of Capital equity notes.

        Holders of these securities are entitled to periodic payments in the form of interest at a rate slightly higher than and indexed to LIBOR. However, should Aventis at any time determine that the payment of interest in cash on these securities would imperil its financial condition, it may satisfy the interest payment obligation by the issuance of interest notes in the amount of the interest due. Such interest notes will have no fixed due date or maturity and will be issued on terms similar to securities but at an interest rate higher than the rate on the securities.

        The securities have no planned date of redemption, and the holders do not have the right to redemption except in the case of reorganization or liquidation of the company. In such circumstances, the exercise by the holders of the securities and interest notes of their redemption rights is subordinated to the complete payment of all obligations of the company, including remuneration on participating shares, but excluding, however, the claims of the holders of securities for which it is specified that redemption rights rank pari passu with, or junior to, claims in respect of the Capital equity notes 1986.

        In 2002, 2000, 1993 and 1992, the Group repurchased certain of the Capital equity notes 1986. After these transactions, the amount of such securities outstanding was U.S.$ 161 million

(€ 164 million) as of December 31, 2002 and U.S.$ 194 million (€ 197 million) as of December 31, 2001.

        On June 24, 2003, Aventis exercised its option to totally redeem the Capital equity notes 1986 at par value.

        The payments on the Capital equity notes 1986 for each six-month period (annual rate applied for a six-month period) were as follows:

2003		2002		2001
December	June	December	June	December	June
—	2.400%	2.970%	2.980%	4.615%	7.20188%

c)     Capital equity notes 1993

        In June 1993, Aventis issued U.S.$ 370 million (€ 319 million) of Capital equity notes which were titled "Auction Rate Coupon—Titres Subordonnés à Durée Indéterminée". In 1998, Aventis repurchased U.S.$ 15 million of these securities (€ 13 million). As of December 31, 2003, U.S.$ 355 million of these securities remain outstanding (€ 306 million).

        Holders of these securities are entitled to semi-annual payments in the form of interest at a rate equal to LIBOR plus a margin. For the first 10 years, the margin was fixed at 1.15%. In 1998, Aventis renegotiated the remuneration on these securities. For the interest periods between December 1997 and December 2000, the margin was fixed at 0.65% per year. For periods subsequent to December 2000, the margin will be set by auction with ceilings established by three-year periods. For the interest periods between December 2000 and December 2003, the margin has been fixed at 0.90% per annum. For the interest periods between December 2003 and December 2006, the margin has been fixed at 1.10% per annum.

        Aventis may at its option suspend the payment of interest if there is an absence of unconsolidated distributable profits and consolidated net income available for distribution to common shareholders. Such suspended interest payments would be deferred and interest would accrue thereon at the rate described above plus (for the first 10 years only) 4%.

        These securities do not have a planned date of redemption, and the holders thereof do not have the right to redemption except in the case of the liquidation of Aventis, the merger of Aventis into another company and the company surviving such merger having a stockholders' equity less than that of Aventis before the date of such merger or not being a corporation established in a member state of the European Union or in the United States of America.

        In the case of liquidation of Aventis, the claims of the holders of these securities for principal and interest will be subordinated in right of payment to the complete payment of the claims of all other creditors of Aventis, including claims in respect of interest due on the participating shares (other than the participating shares Series "A") issued by Aventis, but excluding claims of the holders of any other Undated Subordinated Indebtedness, claims in respect of principal on the participating shares issued by Aventis and claims against Aventis which are otherwise subordinated in right of payment so as to rank pari passu with, or junior to, claims in respect of the Capital equity notes 1993.

d)    Preference shares, Series "A" 1993

        On July 7, 1993, Rhône-Poulenc Overseas Limited, a wholly owned subsidiary of Aventis, issued preference shares, Series "A", for a total amount of U.S.$ 402.5 million (€ 352 million). Payments on these shares are guaranteed by Aventis.

        Holders of these shares are entitled to a cumulative preferential dividend at a rate per annum equal to 8 1/8%, payable quarterly. The Group can decide to suspend dividends in the absence of distributable profits of Aventis. These dividends are hedged for foreign currency risks.

        These shares do not have a planned date of redemption, and the holders thereof do not have the right to redemption except in the case of liquidation of the issuer or of Aventis. In a liquidation of the issuer, holders of these shares will be entitled to receive a liquidation preference of U.S. $25 per share plus accumulated unpaid dividends. However, if at the time of such liquidation of the issuer, Aventis is also in liquidation, the liquidation preference of the holders shall rank junior to all liabilities of Aventis (including any interest on any participating shares), excluding any indebtedness or preferred stock for which it is specified that their ranking is pari passu with or inferior to preference shares, Series "A" 1993.

e)     Participating shares Series "A"

        In November 1989, Aventis issued in an international offering 4,025,000 Participating shares Series A (PSSA), at a price per share of € 70.89, to which were attached 16,100,000 warrants which gave the right, until December 31, 1992, to purchase additional PSSAs at € 81.56 (four warrants for one new PSSA) and which were separately transferable after issuance. Net proceeds to the Group were € 261 million.

        During 1992, a total of 2,819,724 warrants were exercised, resulting in the issuance of 704,931 PSSAs, including 535,900 to the Group. As a result of these transactions, the par value of the PSSAs increased by € 50 million of which € 38 million in treasury stock was held by the Group, and retained earnings and other additional paid-in capital was charged with € 2 million.

        Following the public offering launched during the 1993 privatization operations, 4,659,714 participating shares Series "A" were exchanged for new ordinary shares. As of December 31, 2003, following additional repurchases, 3,296 participating shares Series "A" remained outstanding (3,546 as of December 31, 2002; 3,621 as of December 31, 2001).

        The PSSAs are non-voting, non-redeemable, freely transferable securities of the company. Holders of PSSAs are entitled to receive an annual payment on August 15 of each year. The annual payment represents the sum of a fixed (€ 1.10 per PSSA) and a variable portion equal to 150% of the greater of four times the dividend per ordinary share as decided by the Annual Meeting of Shareholders or the amount calculated pursuant to a formula which takes into account the changes in consolidated sales and consolidated net income.

        The total amount of the annual payment is cashed-out if net annual income available for distribution to common shareholders of Aventis after the annual payment exceeds € 0.15 million. The fixed portion of the annual payment is cumulative whereas the variable portion is not.

f)     Participating shares 1983

        Following French legislation dated January 3, 1983, Aventis issued participating shares for a total amount of € 94 million. A total of 620,000 shares were issued at € 152.45 per share and are not mandatorily redeemable except in the case of the liquidation of Aventis or if the life of the company is not extended after July 17, 2030; in such a case, participating shares would be redeemed at par value. However, Aventis had an option, which could have been exercised between the twelfth and twentieth years following the issue, to redeem these shares at prices progressing from € 457.35 (October 1, 1995) to € 762.25 (October 1, 2003). In 1988, 1987 and 1986, certain holders of warrants or debentures exercised their rights for 161,308, 82,891 and 129,684 participating shares, respectively. As a result, the total par value of participating shares as of December 31, 1997, was € 152 million.

        In 1998, Aventis made a public offer for each of these securities in exchange for 11 ordinary shares "A". In connection with this exchange offer, 847,205 of these securities were repurchased. In addition, Aventis repurchased 26,150 of these securities for € 11 million in 1998, 5,000 of these securities for € 2 million in 2001, 7,034 of these securities for € 3 million in 2002 and 5,048 of these securities for € 2 million in 2003. As of December 31, 2003, 146,678 of these securities remain issued and recorded in the financial statements for an amount of € 22 million in the accounts.

        Annual payments are due in October. Payments are calculated at a minimum rate of 10%, consisting of a fixed 7% component and a variable 3% component indexed on the evolution of consolidated sales, adjusted, as necessary, based on the criteria stated in the bulletin approved by the Commission des Opérations de Bourse on June 7, 1983. The rate of interest paid on October 1, 2003, 2002, and 2001, amounted to 14.4%, 14.1% and 13.3% respectively.

g)     Additional paid-in capital

        Additional paid-in capital represents the difference between the par value of securities issued and the amounts received (either in cash or in assets) by Aventis at the time of their issuance.

h)    Retained earnings and other additional paid-in capital

        Consolidated retained earnings and other additional paid-in capital consists of the following:

(in € million)	December 31, 2003	December 31, 2002
Aventis distributable retained earnings	2,616	2,380
Other retained earnings	(323)	(717)
Other additional paid-in capital	859	859
Effect of the business combination	(15,274)	(15,274)

Total	(12,122)	(12,752)

        Consolidated retained earnings include the current fiscal year's net income (loss) after preferred remuneration and before dividends paid. The reserves arising from revaluations of assets are not reflected in the above amounts.

        The Hoechst / Rhône-Poulenc business combination has been accounted for using a method based on net book values. This method combines the results of operations, assets, liabilities and shareholders'

equity of the acquirer and acquiree at their respective book values on the acquisition date, i.e., December 15, 1999.

        The effects on Aventis consolidated retained earnings and other additional paid-in capital are the following:

Reduction (increase) in retained earnings and other additional paid-in capital due to the formation of Aventis on December 15, 1999 (in € million)
Par value of Aventis shares issued in connection with the exchange offer	1,550
Additional paid-in capital resulting from the issuance	16,843
Direct costs of acquisition (net of tax)	80
Exchange value of Hoechst's shares	18,473
Less Hoechst's consolidated net equity as of December 15, 1999 (96.75%)	(3,109)
Excess of Hoechst's exchange value over net book value	15,364
Reconstitution of Hoechst translation reserve(1)	(122)
Impact on retained earnings and other additional paid in capital in 2000(2)	92
Impact on retained earnings and other additional paid in capital in 2001(3)	(60)
Impact of French acquisition method on retained earnings and other additional paid-in capital as of December 31, 2002 and 2003	15,274

(1)
Including a reclassification of € 485 million to "retained earnings and other additional paid-in capital" recorded in 2002.

(2)
During 2000, the Group has completed the business combination with Hoechst, in accordance with the French acquisition method based on net book value (regulation CRC99-02, § 215). In particular, the Group acquired in 2000 some remaining Hoechst shares not exchanged, and the minority interest of Schering in AgrEvo.

(3)
In accordance with the French acquisition method based on net book values (regulation CRC99-02, § 215) the unrealized gain related to non-strategic asset as of the date of acquisition has been calculated and recorded in the stockholders' equity, and the additional gain on the disposal of these assets since the acquisition has been recorded in the income statement. This resulted in an increase in Aventis retained earnings by € 60 million in 2001, primarily related to Messer.

11.    AMORTIZABLE PREFERRED SECURITIES

      In July 1988, Rhône-Poulenc Equity Finance BV (100% owned by Aventis) issued at par through a private placement, securities with a total par value of U.S.$ 1,200 million in exchange for cash proceeds of U.S.$ 891 million (excluding issuance costs of U.S.$ 18 million). These securities, unconditionally guaranteed by Aventis, have no stated due date or maturity, and the Group has no obligation to redeem these securities except in the limited circumstances described below.

        For the first 15 years, periodic payments were made in the form of interest at a rate slightly higher than LIBOR, computed based on the par value of the securities. Thereafter, the holders have the right to periodic payments made at a nominal rate in perpetuity.

        However, should the Group at any time determine that the payment of interest in cash on the securities would imperil its financial condition, it may satisfy the interest payment obligation by the issuance of payment securities in the amount of the interest due. Such payment securities would also have no stated due date or maturity and would be issued on terms similar to the principal securities but with a higher interest rate.

        In the case of reorganization or liquidation of the company, these securities will be subordinated in right of payment to the complete payment of the claims of creditors of the company, excluding, however, claims of holders of any perpetually subordinated indebtedness and claims which are subordinated in right of payment so as to rank pari passu with, or junior to, claims in respect of the securities.

        If a dividend is paid to any shareholder of the Group (excluding participating shareholders), when any securities issued in lieu of interest are outstanding, such interest securities shall be paid within 60 days, and upon default of such payment, all securities shall become due and redeemable.

        Upon issuance of these securities, an independent trust was established. This trust, which is legally protected from intrusion by the Group, has invested in zero-coupon notes. At the end of 15 years, the holders of the securities have the option to exchange their securities for the assets in the trust. The Group will have the right, but not the obligation, to purchase these securities from the trust at their then nominal fair market value.

        The Group has determined that these securities are in substance equivalent to equity instruments. However, in accordance with the U.S. Securities and Exchange Commission ("SEC") rules requiring presentation of temporary equity apart from stockholders' equity, the Group has classified the proceeds of the issue outside stockholders' equity in the line "Amortizable preferred securities".

        The payments made in January 2002 for the last six months period were 4.98% p.a., and 3.18% p.a. in July (8.20% and 6.69% respectively in 2001). The payments made in 2003 were comprised between 2.37% p.a. and 3.15% p.a. As stated in Note 1k, the semi-annual payments indexed as LIBOR were partly hedged for interest rate changes and the preferred remuneration has been hedged for exchange rate changes. The principal amount has not been specifically hedged, but was managed within the global exchange rate exposure of the Group. As a result, the exchange rate gains or losses from translation of the principal at each year-end (€ 5 million gain in 2003; € 22 million gain in 2002; € 13 million loss in 2001) are offset by exchange gains or losses on foreign rates hedging instruments.

        At the end of 2003, the Amortizable Preferred Securities were fully amortized. The amortization of the carrying value was U.S.$ 94 million in 2003 (€ 74 million, translated at year-end rate).

        The market value of the amortizable preferred securities amounted to less than € 0.001 million as of December 31, 2003 and will perpetually remain below this level (€ 97 million as of December 31, 2002; € 223 million as of December 31, 2001).

12.    MINORITY INTERESTS IN NET ASSETS OF CONSOLIDATED SUBSIDIARIES

        Minority interests in net assets of consolidated subsidiaries includes the following:

(in € million)	December 31, 2003	December 31, 2002
Minority interests of ordinary shareholders:
—Hoechst AG	19	36
—Hoechst Marion Roussel	50	46
—Pharmaserv Marburg	12	12
—Subsidiaries of Rhône-Poulenc Rorer Inc.	11	10
—Others	75	55

Total	167	159

        In 2003, Aventis repurchased some minority interests of Hoechst AG. The minority interest in Hoechst AG has been reduced to 1.9% of the capital of Hoechst AG.

13.    MANDATORILY REDEEMABLE PARTNERSHIP INTEREST

        A third-party financial investor contributed on June 28, 2001, U.S.$ 250 million (€ 198 million as of December 31, 2003 and € 238 million as of December 31, 2002) in cash to obtain a limited partner's interest in Carderm Capital L.L.P. ("Carderm"), a fully consolidated partnership that owns certain assets of Prescription Drugs. The limited partner's interest represents a 36.7% interest in Carderm and is entitled to a priority return. Aventis is the general partner in Carderm and has a 63.3% ownership interest and management control.

        On or after March 10, 2007, Aventis may have, at the option of the Limited Partner, the option to purchase under certain circumstances the limited partner's entire interest. This limited partner's interest is reported in Aventis consolidated financial statements as a mandatorily redeemable partnership interest as of December 31, 2003.

        The decrease in value of the mandatorily redeemable partnership interest as of December 31, 2003 compared to December 31, 2002 is due to the decrease of the U.S. dollar versus the euro.

        This mandatorily redeemable partnership interest is included in "Other long-term liability" in 2003. As a consequence the presentation for 2002 and 2001 has been adjusted accordingly.

        The fair value of this financial instrument amounted to € 216 million as of December 31, 2003.

14.    PENSION PLANS, RETIREMENT INDEMNITIES AND OTHER ENGAGEMENTS

        Consolidated companies provide pension benefits and retirement indemnities, including a number of defined benefit pension plans that cover the majority of the Group's employees. The specific features (benefit formulas, funding policies and types of assets held) of the plans vary depending on regulations and laws in the particular country in which the employees are located. Defined benefit plans covering employees in France are all unfunded.

        Actuarial evaluations of benefit obligations have been computed, as of December 31, 2003 and 2002. The calculations were based on:

  •
  turnover assumptions for current personnel and mortality assumptions for all participants and salary progression assumptions;

  •
  a retirement age of 60 to 65 for French employees and of 60 for German employees. The retirement assumptions reflect economic and demographic factors for foreign consolidated companies; and

  •
  discount rates, used in determining the actuarial present value of the projected benefit obligation; these discount rates were 5.0% as of December 31, 2003 and 5.5% as of December 31, 2002 for French and German plans and ranged from 5.5% to 7.0% as of December 31, 2003, and from 5.75% to 7.0% as of December 31, 2002, for other foreign plans.

  •
  expected long-term rates of return for plan assets; these rates ranged from 4.0% to 9.0% as of December 31, 2003, from 3.0% to 9.5% as of December 31, 2002. The Group mainly has plan assets in the US and in the UK. In those two countries the expected long-term rates of return for plan assets were respectively 9% as of December 31, 2003 and as of December 2002 for the US plans and were 8% as of December 31, 2003 and as of December 31, 2002 for the UK plans.

        The Group's weighted average assumptions used to determine benefit obligations at December 31, 2003 and 2002 are the following:

	2003	2002
Discount rate	5.16%	5.69%
Rate of compensation increase	3.54%	3.51%

        In 1988, the Group irrevocably transferred to an insurance company the vested benefits of retired and early-retired employees of most French companies. As a consequence the projected benefit obligation of the French companies include the following items:

  •
  non-vested benefits for active employees;

  •
  benefits earned after the transfer for retired and pre-retired employees for whom the above-mentioned transfer has been made since October 1, 1988; and

  •
  all benefits earned for retired and pre-retired employees non included in the above-mentioned transfer.

        For French companies, actual benefit obligations amount to € 752 million as of December 31, 2003 (€ 658 million as of December 31, 2002). Effects of projected future salary increases amount to € 126 million as of December 31, 2003 (€ 81 million as of December 31, 2002). This includes the effect of the new French regulation on Pensions ("Loi Fillon').

        For German companies, actual benefit obligations amount to € 2,375 million as of December 31, 2003, (€ 2,329 million as of December 31, 2002). Effects of projected future salary increases amount to € 23 million as of December 31, 2003 (€ 26 million as of December 31, 2002).

        For other foreign companies, actual benefit obligations amount to € 2,439 million as of December 31, 2003, (€ 2,344 million as of December 31, 2002). Effects of projected future salary increases amount to € 198 million as of December 31, 2003 (€ 194 million as of December 31, 2002).

        The minimum liability for pension plans with accumulated benefits in excess of assets has been recorded in the Group consolidated financial statements as a long-term liability with a corresponding deferred asset.

        In determining net pension cost, the Group follows the practice of amortizing gains and losses if, as of the beginning of the year, the net unrecognized gains and losses exceeds 10% of the greater of the projected benefit obligation and the market related value of plan assets.

        The following table reconciles the funded status of the Group's plans with amounts recognized in the Group's consolidated balance sheet as of December 31, 2003 and 2002:

	Pension and retirement indemnities		Other post-retirement benefits
(in € million)
	2003	2002	2003	2002
PROJECTED BENEFIT OBLIGATION
Projected benefit obligation as of January 1	5,631	6,739	126	206

-French companies	739	814	10	18
-German companies	2,355	2,517	0	2
-Other foreign companies	2,537	3,408	116	186
Benefits earned during the year	124	125	3	4
Interest cost	307	348	8	9
Plan participant contribution	6	6	1	—
Plan amendments	50	3	1	(1)
Acquisitions and divestitures	2	(1,004)	1	(66)
Curtailments and settlements	7	(13)	—	(4)
Actuarial (gains) and losses	416	142	13	10
Benefits paid	(339)	(386)	(8)	(9)
Effect of currency translation	(291)	(329)	(17)	(23)

Projected benefit obligation as of December 31	5,913	5,631	128	126
—French companies	878	739	8	10
—German companies	2,398	2,355	1	—
—Other foreign companies	2,637	2,537	119	116

PLAN ASSETS AT FAIR VALUE
Fair value as of January 1	(2,119)	(2,918)	—	—
Actual return on plan assets	(250)	90	—	—
Employer contribution	(1,762)	(375)	—	—
Plan participant contribution	(6)	(6)	—	—
Benefits paid	131	131	—	—
Acquisitions and divestitures	(6)	692	—	—
Curtailments and settlements	—	11	—	—
Effect of currency translation	225	256	—	—

Fair value as of December 31	(3,787)	(2,119)	—	—

Projected benefit obligation in excess or (less) than plan assets	2,126	3,512	128	126

Unamortized net gain and (losses):
—Unrecognized net gains and (losses)	(1,222)	(1,008)	(15)	(13)
—Net transition (debit) credit	(9)	(15)	(11)	(5)
—Plan amendments	(56)	(7)	1	3
Adjustment required to recognize minimum liability	943	807	—	—
PENSION LIABILITY (PREPAID PENSION COST) RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET	1,782	3,289	103	111

Prepaid pension cost	(321)	(256)	—	—
Aventis Behring Liabilities in 2003	66	N/A	2	N/A
Short-term liability	243	217	3	2
Long-term liability	1,794	3,328	98	109

        Pension liabilities related to Aventis Behring are included in the liabilities related to operations held for sale (see Note 30), and are therefore excluded from the pension liabilities reported in the Group's balance sheet.

        The following table reconciles, for the Group excluding Aventis Behring, the funded status of the pension plans with the pension liability as of December 31, 2003 and 2002:

	Pension and retirement indemnities		Other post-retirement benefits
(in € million)
	2003	2002	2003	2002
Projected benefit obligation as of December 31—excluding Aventis Behring	5,778	5,493	126	124

Plan Asset at fair value as of December 31—excluding Aventis Behring	(3,742)	(2,068)	—	—

Projected benefit obligation in excess or (less) than plan assets—excluding Aventis Behring	2,036	3,425	126	124

Unamortized net gain and (losses):
—Unrecognized net gains and (losses)	(1,181)	(963)	(15)	(13)
—Net transition (debit) credit	(8)	(13)	(11)	(5)
—Plan amendments	(54)	(4)	1	3
Adjustment required to recognize minimum liability	923	784	—	—

Pension liability (prepaid pension cost)—excluding Aventis Behring	1,716	3,229	101	109

Prepaid pension cost	(321)	(252)	—	—
Short-term liability	243	214	3	2
Long-term liability	1,794	3,267	98	107

        A Contractual Trust Agreement (CTA) was created in 2002 following the decision of Aventis to fund the major part of pension obligations in Germany. It is an entity legally independent from the Group, which will meet future obligations for the payment of retirement benefits of the employees. Given the legal structure of the CTA, the assets held by the CTA are segregated and restricted assets to provide pension benefits and therefore qualify as plan assets. Aventis decided to accelerate the funding of pension obligations in Germany with an additional contribution of € 1.5 billion to the CTA in December 2003. The initial cash transfer had occurred in December 2002 for an amount of € 170 million.

        In 2002, the main changes in perimeter were the divestments of Aventis CropScience as of June 3 and Aventis Animal Nutrition as of April 2, 2002. As of December 31, 2001, Aventis CropScience's related projected benefit obligation amounted to € 1,125 million and plan assets at fair value to € 727 million, and Aventis Animal Nutrition's related projected benefit obligation amounted to € 30 million and plan assets at fair value to € 3 million.

        The plans for which the accumulated benefit obligation, based on current salaries, is in excess of plan assets is summarized below:

(in € million)	2003	2002
French companies:
—Accumulated benefit obligation	752	658
—Projected benefit obligation	878	739
—Plan assets at fair value	50	51

German companies:
—Accumulated benefit obligation	2,375	2,329
—Projected benefit obligation	2,398	2,355
—Plan assets at fair value	1,714	170

Other foreign companies:
—Accumulated benefit obligation	2,056	2,269
—Projected benefit obligation	2,188	2,446
—Plan assets at fair value	1,572	1,807

        Net periodic pension cost includes the following components:

(in € million)	2003	2002	2001
Benefits earned during the year	124	125	144
Interest cost on projected benefit obligation	307	348	397
Expected return on assets	(180)	(187)	(259)
Net amortization and other deferrals	67	58	26

Net pension expense	318	344	308

        Net periodic pension cost related to Aventis Behring and included in the above table amounted to € 16 million in 2003, to € 15 million in 2002, and to € 10 million in 2001.

        Net periodic pension cost related to Aventis CropScience and to Aventis Animal Nutrition amounted respectively to € 25 million and € 1 million in 2002, to € 41 million and € 3 million in 2001.

        The Group's weighted average assumptions used to determine net periodic pension cost for years ended December 31, 2003 and 2002 are the following:

	2003	2002
Discount rate	5.69%	6.27%
Expected long-term return on plan assets	8.10%	8.48%
Rate of compensation increase	3.51%	3.47%

        The overall expected long-term rate of return on plan assets is a result of the market data per asset portfolio. This return data reflects historic returns per asset category and future projections and is based on the advice by capital markets experts and pension experts.

        The Group's pension plan weighted-average asset allocation at December 31, 2003 and 2002 is as follows:

	Plan Assets at December 31,
	2003	2002
Asset Category
Equity Securities	61.67%	57.77%
Debt Securities	35.32%	33.73%
Real Estate	1.48%	2.54%
Cash	1.33%	5.25%
Others	0.20%	0.71%

Total	100.00%	100.00%

        The overall target allocation percentage for the Group's plan assets in 2004 is 61% in Equity Securities, 32% in Debt Securities, 6% in Real Estate, and 1% in Cash. This group allocation is built on the local level and generally reflects the local liability structure. The strategic asset allocation tends to be the result of asset liability modelling in combination with capital markets expertise, tax considerations and risk assumptions per major country.

15.    PROVISION FOR RESTRUCTURING

        Each year the Group, based on its strategies and the level of productivity that it desires to achieve, reviews its activities and production sites. These reviews permit it to decide upon, if necessary, restructuring measures for which a provision is recorded.

(in € million)	2003	2002	2001
Provision as of January 1	125	302	683
New measures	252	83	85
Changes in estimates of earlier measures	(1)	(15)	(35)

Provision charged to the income statement	251	68	50

Utilization of the provision	(179)	(214)	(424)
Divestitures	(6)	(27)	—
Effect of changes in exchange rates	—	(4)	(7)

Short-term liability	125	48	203
Long-term liability	66	77	99

Provision at the end of the period	191	125	302

        As of December 31, 2003, the provisions for restructuring mainly concern Prescription Drugs in France (€ 108 million) and in Germany (€ 17 million).

        2003 new measures mainly consist in restructuring of:

  •
  Research and development operations in the Paris area (France) which shall result in a reduction of the workforce of about 500 people.

  •
  Industrial operational activities in connection with the planned disposal of certain sites

  •
  The reorganization of the commercial operational activities in several European countries

        The utilization of the provision in 2003 relates primarily to the restructuring of French or German activities.

        The utilization of the provision 2002 related primarily to the following:

  •
  In Prescription Drugs the utilization of € 149 million concerned France (€ 43 million in 2001), Ireland (€ 43 million in 2001), the United States (€ 18 million in 2001) and other countries (€ 45 million in 2001). The charges relate primarily to cash payments made to employees for restructuring measures taken in late 2000, in 2001, or during 2002.

  •
  In Aventis CropScience, Corporate and Others, the expenses of € 65 million charged to the provision in 2002 primarily concerned Germany (€ 21 million) and France (€ 19 million).

        The long-term liability primarily concerns plans relating to restructuring in France and Germany.

        The provision for restructuring covers the following costs:

(in € million)	December 31, 2003	December 31, 2002
Personnel charges	159	115
Closing costs and write-down of facilities	32	10

Total	191	125

        The personnel charges include certain early retirement, unemployment and other benefits. The write-down of facilities reduces the related property, plant and equipment to their net realizable value.

16.    OTHER PROVISIONS AND LONG-TERM LIABILITIES

        The other provisions and long-term liabilities are as follows:

(in € million)	December 31, 2002	Addition	Use of provision	Translation effects	Transfer short-term	Change in scope	December 31, 2003
Provision for taxes (Note 24b)	1,398	67	(382)	(74)	1	—	1,010
Provision for financial risks	226	20	(136)	—	—	—	110
Other post-retirement benefits (Note 14)	109	11	—	(13)	(7)	(2)	98
Jubilee benefits	75	25	(2)	—	(9)	(4)	85
Other provisions for personnel expenses	95	25	(20)	(1)	(7)	—	92
Provision for litigation	133	44	(38)	(4)	63	—	198
Environmental liabilities	83	34	(2)	(7)	27	—	135
Accrued liabilities	141	40	(39)	(4)	128	—	266
Other	296	116	(113)	(11)	(62)	(2)	224

Total	2,556	382	(732)	(114)	134	(8)	2,218

        As of December 31, 2003, changes result principally from:

  •
  Additions are mainly explained by new provisions for taxes of € 67 million and the addition in deferred income of € 99 million (caption "Other"). The latter amount is mainly due to the sale of the rights to distribute Ketek in Japan (the revenue of this transaction is spread over 10 years).

  •
  Use of other provisions are mainly explained by the payment of € 48 million related to the Millennium deal on the line "Other".

  •
  Translation effects are principally due to the decrease of the U.S.$ against the euro.

        As of December 31, 2003, the line "Other" mainly includes the deferred income (€ 99 million) and a long term liability relating to the purchase from the Chugai company of the Taxotere distribution rights in Japan (see Note 2).

17. LONG-TERM DEBT

        The analysis of long-term debt by currency of repayment after the effect of currency hedges is:

(in € million)	December 31, 2003	December 31, 2002
Euro	3,075	1,738
U.S. dollar	8	39
Japanese yen	—	1
British pound	—	4
Other currencies	75	4

Total	3,158	1,786

        Long-term debt is repayable as follows:

(in € million)	Debentures	Bank borrowings	Total
2005	8	255	263
2006	1,250	59	1,309
2007	64	11	75
2008	—	8	8
Subsequent years	1,500	3	1,503

Total	2,822	336	3,158

        On April 18, 2001, Aventis issued a 5% public bond due in 2006 with a nominal amount of € 1,250 million.

        On July 29, 2003, Aventis reimbursed € 929 million representing the aggregate amount of the 2.75% bonds exchangeable by the bondholders into 11.8% of Clariant's capital share issued by Hoechst in 1999. On December 31, 2002, these bonds of € 929 million maturing in 2003 were included in the current portion of the long-term debt.

        The increase in long-term debt from December 31, 2002 to December 31, 2003, is mainly explained by the issuance on September 15, 2003 of a 4.25% public bond due in 2010 with a nominal amount of € 1,500 million.

        To limit the risk of changes in rates of interest and foreign exchange for certain long-term debt, the Group entered into interest rate and foreign currency swaps for a total principal amount of € 1,347 million (€ 801 million as of December 31, 2002).

        An analysis of debentures and bank borrowings by interest rate after the effect of interest rate hedges is as follows:

	December 31, 2003		December 31, 2002
(in € million) Interest rate	Debentures	Bank borrowings	Debentures	Bank borrowings
Up to 5%	2,564	33	569	38
5% to 8%	250	294	801	349
Greater than 8%	8	9	19	11

Total	2,822	336	1,389	398

        At December 31, 2003, the weighted average annual interest rate on long-term debt after hedging was 3.87% (2002: 4.68%).

        The portion of debt bearing interest at fixed rates of interest is approximately 68% of total long-term debt after hedging at December 31, 2003 (2002: 68%).

        The maturity of debt relating to capital leases (the long-term portion being included in bank borrowings, above) is as follows:

(in € million)	December 31, 2003	December 31, 2002
2003	—	3
2004	2	2

Total	2	5

        The analysis of average interest rates relating to this debt is as follows:

(in € million)	December 31, 2003	December 31, 2002
Up to 7%	2	5

Total	2	5

        The market value of the Group's long-term debt after currency and interest rate hedges (including long-term and short-term portions) has been evaluated based on market rates and terms available to the Group for issues similar or of the same maturity and is estimated to be € 3,535 million at December 31, 2003 (€ 3,005 million at December 31, 2002), compared to the recorded amount of € 3,307 million at December 31, 2003 (€ 2,862 million at December 31, 2002). These market values have been determined for each borrowing either by the Group from conditions offered on the market or from financial intermediates at the balance sheet date.

18.    OTHER CURRENT LIABILITIES

(in € million)	December 31, 2003	December 31, 2002
Payables related to fixed asset acquisitions	219	244
Short-term provision for restructuring (Note 15)	125	48
Personnel and social charges	1,090	1,066
VAT and other taxes	731	570
Deferred income taxes (Note 24)	307	212
Short-term supplemental pension and retirement indemnities (Note 14)	243	217
Accrued expenses	378	766
Deferred income	73	24
Accrued interest payable	92	100
Market value of financial instruments (Note 25g)	311	290
Provision for product liability	192	430
Provision for litigation	206	411
Provision for rebates & returns	369	355
Environmental liabilities	91	136
Other short-term provisions and accrued liabilities	1,090	1,229

Total	5,517	6,098

        In 2003, main variances on other current liabilities are:

  •
  The decrease of accrued expenses of € 388 million due in particular to:

  •
  Aventis Behring related accrued expenses which have been reclassified as liabilities related to operations held for sale (Note 30),

  •
  The impact of foreign exchange rate fluctuation between U.S.$ and euro.

  •
  Other payments of accruals.

  •
  The decrease in provision for product liability of € 238 million mainly explained by payments related to divested products.

  •
  The decrease in provision for litigation of € 205 million following the settlement of a certain number of legal cases.

  •
  The decrease in other short-term provisions of € 184 million due in particular to the transfer to long-term of some insurance related provisions.

19.    SHORT-TERM BORROWINGS

        Short-term borrowings relate to the following items:

(in € million)	December 31, 2003	December 31, 2002
Bank borrowings	263	382
Commercial paper	1,376	1,275
Borrowings from non consolidated companies	51	62

Total	1,690	1,719

20.    OTHER OPERATING INCOME/OTHER OPERATING EXPENSES—NET

        To enhance the information given in the notes, the "other operating income" and "other operating expenses—net" are presented on two separate lines of the Consolidated Statement of Operations. Also and as described in Note 1r ("Revenue Recognition"), the co-promotion income has been reclassified at the top of the Consolidated Statement of Operations. The change of presentation has been applied retrospectively to 2002 and 2001.

        Other operating income consist of:

(in € million)	2003	2002	2001
Royalty and licensing revenues	400	423	445
Income from service contracts	45	93	80
Income from divestment of products and other rights (intangible assets)	354	334	293
Others	49	47	—

Total	848	897	818

        As a result of strategic alliances, divestments or other transactions related to products, the Group receives certain payments and records income for retained rights to products. Such revenues are recorded in the caption "Royalty and license revenues" as they are earned.

        As a strategic component of the pharmaceutical business, the Group periodically enters into transactions to divest products and other rights in certain markets. Income from such transactions is recorded in the caption "Income from divestment of products and other rights".

        On November 18, 2003 the Group sold its rights to three gastrointestinal products, Carafate/Sulcrate, Bentyl/Bentylol and Proctosedyl, to Axcan Pharma Inc. (Axcan) for U.S.$ 145 million (€ 128 million).

        In addition, in 2003, "Income from divestments of products and other rights" includes the sale of product rights to Maalox granular in the Japan market; the rights related to certain products into the German market place; the sale of certain rights related to the product, Temozolomide; the rights to the product Suvenyl in Japan; the rights to the product Colchimax/Colchicine in France and other related markets; and the rights to the product Ansiolin in Italy.

        On December 30, 2002 the Group entered into a series of agreements with King Pharmaceuticals Inc. whereby King acquired certain rights to the products Synercid, Intal and Tilade for marketing in the United States and other specified territories. The Group will continue to market in other countries outside the territories acquired by King.

        In addition, "Income from divestment of products and other rights" in 2002 included sale of marketing rights to certain products in Japan.

        During 2001, amounts included in "Income from divestment of products and other rights" are primarily related to the divestment of Cardizem.

        Other operating expenses—net consist of:

(in € million)	2003	2002	2001
Operating foreign exchange gains/losses—net	53	124	(76)
Others	(68)	(421)	(61)

Total	(15)	(297)	(137)

        The line "Other" primarily relates to litigation. See Note 25 for further discussion on legal proceedings.

21.    INTEREST EXPENSE NET

        Interest expense is analyzed as follows:

(in € million)	2003	2002	2001
Interest expense	(423)	(992)	(1,420)
Interest income	242	649	683
	(181)	(343)	(737)
Capitalized interest	30	34	33

Net interest expense	(151)	(309)	(704)

        Cash used for interest payments in 2003 amounted to € 429 million (2002: € 933 million; 2001: € 1,388 million).

22.    GAINS (LOSSES) ON SALES OF ASSETS—NET

(in € million)	2003	2002	2001
Net gains on sales of:
—Tangible and intangible assets	—	18	385
—Gains on disposal of businesses	—	1,848	132
Other investments	42	51	28

Total	42	1,917	545

        In 2002, net gains on sales of assets primarily result from gains on disposed businesses and include the disposal of Aventis CropScience, Aventis Animal Nutrition activities and price adjustments linked to Messer disposal (see Note 1). The sale of Aventis CropScience to Bayer as of June 3, 2002, generated € 4.2 billion proceeds net of debt. This sale resulted in a gain for Aventis of € 2.07 billion after provisions for indemnification related to the StarLink litigation, as well as environmental, tax and product liability indemnification as stipulated in the Share Purchase Agreement between Aventis and Bayer.

        In 2001, net gains on sales of assets resulted mainly from:

  •
  the sale of non-strategic intangible assets (mainly household insecticide to Sumitomo) and product rights resulting from and realized in the frame of the reorganization of the Group activities initiated in 1999 and 2000;

  •
  the disposal of the Group's interest in Messer Griesheim for € 133 million.

23.    OTHER INCOME (EXPENSES)—NET

(in € million)	2003	2002	2001
Net gains (losses) on foreign currency:
Transaction	(13)	(29)	(100)
Translation of financial statements	(2)	(13)	(2)
Dividends from other investments	9	12	39
Other (expenses) income—net	(537)	(767)	(616)

Total	(543)	(797)	(679)

        As of December 31, 2003, other income (expenses)—net (€ 537 million) include:

  •
  Provisions for litigation and settlements of litigations for € 190 million related to previously divested activities (see Note 25);

  •
  Provisions and losses on various investments and activities to be disposed of € 309 million (mainly relating to Clariant, Rhodia and Aventis Behring);

        As of December 31, 2002, other income (expenses) included:

  •
  Provisions for risks and environmental settlements related to the indemnification agreements with other divested businesses (Rhodia, Messer and InfraServ Höchst mainly) for € 270 million, and litigations related to previously divested products for € 164 million (see Note 25);

  •
  Provisions on various investments of € 234 million (mainly Millennium for € 137 million (see Note 5));

  •
  Provision for financial risks amounting to € 69 million;

  •
  Costs on sales of receivable of € 21 million.

        In 2001, other income and expenses net (€ 616 million) included notably:

  •
  Provisions related to Dade Behring for € 225 million (see Note 4);

  •
  Costs on sales of receivables for € 74 million; and

  •
  Provisions for financial risks amounting to € 59 million.

24.    INCOME TAXES

a)    Net effect of income tax

        Income tax expense is as follows:

	2003		2002		2001
(in € million)	Income (loss) before taxes	Income tax income (expense)	Income (loss) before taxes	Income tax income (expense)	Income (loss) before taxes	Income tax income (expense)
French companies	1,022	(178)	1,833	(452)	(75)	(202)
German companies	795	(253)	507	(181)	929	(237)
Companies in other countries	1,094	(498)	1,352	(797)	2,032	(672)

Total	2,911	(929)	3,692	(1,430)	2,886	(1,111)

Detail of income tax expense
—Current taxes	—	(1,058)	—	(1,207)	—	(1,039)
—Deferred taxes	—	129	—	(223)	—	(72)

Income tax expense	—	(929)	—	(1,430)	—	(1,111)

b)    Worldwide tax regime

        Pursuant to the approval of the French tax authorities, the Group has filed a worldwide consolidation tax return since January 1, 1993. Under the French Tax Code, the Group's French income tax expense is based on the total income of all Group subsidiaries, both French and foreign, meeting the required conditions, and takes into account the tax position of all of these. The Group renewed this regime for the period 2001 to 2003. The last authorization expired on December 31, 2003 and has not been renewed. Therefore, effective January 1, 2004, this regime no longer applies.

        The costs of not renewing this regime have been recorded at December 31, 2003. These relate to the reinstatement of the tax loss carryforwards of French companies already taken into account in the Worldwide Tax Regime and which remain available for future use by the companies concerned for an amount of € 22 million. They also relate to the movements on deferred taxes amounting to € 29 million.

        The 1998 and 1999 consolidated tax returns have been recently audited by the French Tax Administration. The company received the related tax assessments in January 2004. All costs are covered by accrued provisions.

c)     Current income taxes

        Current income tax expense represents the amounts paid or payable to the tax authorities in respect of the financial year, calculated in accordance with the rules and rates prevailing in the countries concerned and taking into account the effects of the worldwide tax regime. Cash paid to tax administrations in 2003 amounted to € 1,160 million (2002: € 645 million excluding any amount paid by Aventis CropScience companies; 2001: € 18 million).

d)    Analysis of income tax expense

        The income tax rate of the worldwide tax regime is 33.33%. The differences between this rate and the income tax rate applicable to the French companies are not taken into account in the worldwide tax consolidation regime and consequently remain a charge for the Group. Effective January 1, 1997, income taxes paid in France by the French companies of the Group were subject to a 15% supplement. This supplement was reduced to 10% as of January 1999, 6% as of January 1, 2001 and 3% as of January 1, 2002. Effective January 1, 2000, income taxes paid in France were subject to an additional 3.33% social contribution. The overall normal corporate tax rates including contributions are therefore as follows: effective January 1, 2000 - 37.76%; 2001: 36.43%; 2002 and 2003: 35.43%. The future voted overall rate effective January 1, 2004 remains at 35.43%.

        All companies of the Group take into account the income tax rate expected to be in effect when the temporary differences reverse.

        Foreign subsidiaries' current and deferred income taxes derive directly from the application of the specific rules and rates of the various countries. A valuation allowance has been recorded against deferred tax assets mentioned in Note 24e.

        An analysis of the principal differences between the statutory income tax rate in France and the Group's effective income tax rate is as follows:

	2003 in %	2002 in %	2001 in %
Statutory tax rate in France	33.33	33.33	33.33
Preferred remuneration	(0.63)	(0.82)	(1.35)
Change in valuation allowance related to tax assets	1.00	(1.95)	1.84
Impact of the exit from the Worldwide Tax Regime	1.76	—	—
Differing tax rates and other permanent differences	(3.56)	8.16	4.68
Effective tax rate for the Group	31.90	38.72	38.50
—Income (loss) before taxes	2,911	3,692	2,886
—Tax income benefit (expense)	(929)	(1,430)	(1,111)

        The Group's effective tax rate corresponds to the ratio of tax expense for the year to the income (loss) before tax.

e)     Deferred tax asset

        For each taxable entity all current deferred tax assets are offset with current deferred tax liabilities and are presented as a single amount on the balance sheet. The same is true for long-term deferred tax assets and liabilities.

        In 2003, the temporary differences giving rise to deferred tax assets comprise mainly (tax effect): pension benefits and retirement indemnities which are generally not tax deductible until paid for € 479 million (€ 394 million in 2002), provisions not deductible until paid for € 1,176 million (€ 1,203 million in 2002), future depreciation of assets for tax purposes for € 509 million (€ 673 million in 2002), future income tax credits for € 82 million (€ 308 million in 2002) and tax loss carry-forwards for € 226 million (€ 261 million in 2002).

        The tax loss carry forwards € 226 million (2002: € 261 million) remain available for use as follows:

(in € million)	2003	2002
2003	12
2004	5	7
2005	41	42
2006	3	3
2007	14	11
2008	15	—
Thereafter	148	186

Total	226	261

Valuation allowance against deferred tax assets

        As of December 31, 2003, the Group recorded valuation allowances of € 334 million (2002: € 134 million) against deferred tax assets related to tax losses, tax credits and deductible temporary differences of which € 222 million relates to temporary differences (2002: € 20 million).

Consolidated companies with net deferred tax assets

        The income tax assets for which no valuation allowance is recorded represent the amounts recorded to take into account the probable economies of future income tax payable. These economies are limited, tax-paying entity by tax-paying entity, to the ability of each entity to recover these assets in the near future. At the end of 2003 and 2002, the net deferred tax assets for which a valuation allowance was not recorded totaled € 1,661 million and € 1,760 million, respectively.

25. COMMITMENTS AND CONTINGENCIES

        The commitments include the following:

(in € million)	December 31, 2003	December 31, 2002
Capital commitments for the acquisition of industrial assets	181	129
Guarantees given by Aventis and consolidated subsidiaries in respect to indebtedness of unconsolidated subsidiaries	191	324
Deferred Purchase Price on sales of receivables (Note 8)	27	33
Funding commitments given to third parties	175	206

Total	574	692

        The decrease in guarantees given to third parties results principally from the termination of a loan guarantee (relating to Rhodia for € 76 million) and the transfer to the acquirer of certain guarantees following Aventis CropScience disposal.

        In addition, the reduction is also due for about € 38 million to the decline of the U.S.$ versus the euro.

a)    Funding R&D Commitments given in connection with in-licensing deals

        As part of its strategy, the Group enters into certain transactions to acquire product or technology rights, such transactions can include several agreements involving: purchase of shares, loans, licensing, development and co-promotion agreements, as well as upfront and milestones payments.

        Some transactions may include firm unconditional commitments made by Aventis to a third party to fund research work in future years (€ 175 million) and milestones payments which are conditional upon the successful completion by the partner of certain development stages or regulatory approvals. Potential payments due by Aventis under milestone agreements approximate up to € 902 million (U.S.$ 1,139 million) if all milestones are successfully achieved.

        The main transactions of this kind contracted by Aventis to acquire product or technology rights are the following: Regeneron, Dainippon Pharmaceuticals, ImmunoGen, Zealand Pharma in 2003, Genta in 2002, Coley in 2001.

b)    Operating leases

        Future minimum lease payments for operating leases are as follows:

(in € million)	December 31, 2003	December 31, 2002
2003	—	172
2004	139	169
2005	120	155
2006	104	148
2007	84	130
2008	75	—
Thereafter	194	506

Total	716	1,280

        The decrease between 2002 and 2003 in future minimum lease payments mainly relates to the fluctuation of the U.S.$ against the euro and to business decisions that led to substitute operating leases with capital expenditures.

c)     Legal and Arbitral Proceedings

        The Group recognizes losses and accrues liabilities if available information indicates that the event of loss is "probable" and "reasonably estimable." If the event of loss is not "probable" or not "reasonably estimable," but is "reasonably possible," the Group discloses this contingency in the notes to its consolidated financial statements if such contingency is material. With respect to environmental liabilities, the Group generally estimates losses on a case-by-case basis and makes the best estimate it can based on available information. With respect to other liabilities, the Group estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and, in some cases, settling such claims. Anticipated recoveries from third parties determined to be probable of occurrence are recorded as an asset.

i)
Litigation

(1)
Products

  Aventis Pasteur Blood Products Litigation

        Aventis Pasteur S.A. faces criminal and civil actions in various courts in France and Argentina on behalf of individuals with hemophilia, alleging that they became infected with the Human Immunodeficiency Virus ("HIV") or hepatitis C as a result of the administration of non-heat-treated anti-hemophilic factor ("AHF") manufactured in France in the early 1980s by a predecessor company.

  Aventis Pasteur Hepatitis B Vaccine Litigation

        More than 130 lawsuits have been filed in various French civil courts against Aventis Pasteur S.A. or its subsidiaries in which the plaintiffs allege that they suffer from a variety of neurological disorders and autoimmune diseases, including multiple sclerosis and/or Guillain-Barré syndrome as a result of receiving the hepatitis B vaccine. No final judgment has ever been rendered in these litigations. Although the "Cour d'Appel de Versailles" ruled against Aventis Pasteur MSD S.N.C. (Aventis Pasteur S.A.'s 50% joint venture with Merck) on September 12, 2003, a very similar case decided two years ago by the same court was reversed on September 23, 2003, by the French Supreme Court. In addition the Court of Lyon rejected five claims in April and October of 2003, all alleging a causal link between hepatitis B vaccine and the claimants' alleged injuries. Aventis Pasteur has decided to appeal the September 12, 2003 decision, to the French Supreme Court. Its decision should be rendered in 2005 or 2006.

  Aventis Pasteur Thimerosal Litigation

        Aventis Pasteur is a defendant in 302 lawsuits in several federal and state courts in the U.S. alleging that serious personal injuries resulted from the presence of mercury in the preservative thimerosal, trace amounts of which are contained in vaccines manufactured by Aventis Pasteur. Several of the cases seek certification to proceed as class actions. Aventis Pasteur believes that all of these claims must be adjudicated first by the U.S. Court of Federal Claims under the U.S. National Childhood Vaccine Injury Act and the National Vaccine Injury Compensation Program before the claimants may bring direct actions against the company. Currently, all of these cases are either in the preliminary response stage, the early stages of the discovery process, have been stayed pending adjudication by the U.S. Court of Federal Claims, or have pending plaintiffs' requests for reconsideration of preliminary determinations to stay proceedings pending such adjudication. Aventis Pasteur Limited is also a defendant in two class actions filed in Canada on behalf of persons vaccinated before reaching two years of age for diphtheria, tetanus and pertussis, since 1980. A ruling on class certification in one of these matters (in Ontario) was expected by the end of 2003, but under the court's current schedule, we do not expect any rulings before June 2004.

  Armour Blood Products Litigation

        Legal proceedings remain pending in the U.S. and Ireland against Armour Pharmaceutical Company in which individuals with hemophilia and infected with HIV claim that such infection was caused by administration of plasma-derived AHF (Antihemophilic Factor) concentrates processed in the late 1970s to mid-1980s. Armour has settled most of the AHF cases in the U.S., Canada and Ireland.

Approximately 130 individuals opted out of a 1996 U.S. class action settlement, but have not filed suit against Aventis. Approximately three cases remain active.

        In November 2002, Canadian authorities filed criminal charges against Armour and a former Armour employee alleging that Armour distributed AHF infected with HIV. On June 2, 2003 a purported class action was filed in the Northern District of California against Armour, Aventis Behring and Aventis Inc. and three other US plasma fractionators, on behalf of a purported class of foreign and national plaintiffs alleging infection with HIV and/or hepatitis C from 1978-1990. This action has been transferred to the United States District Court for the Northern District of Illinois by the Federal Panel on Multidistrict Litigation.

  Aventis Pasteur MMR Vaccine Litigation

        A group action filed in 1999 is pending in the United Kingdom against various manufacturers of MMR (measles/mumps/rubella) combination vaccines in which plaintiffs allege that such vaccines are the cause of autism, behavioral disorders and intestinal disorders in children. A subsidiary of Aventis Pasteur S.A.'s 50% joint venture with Merck has been named in at least 120 of the claims included in the litigation. Documents and witness statements have been disclosed by both parties in the lead claims involving the MMR vaccine manufactured by Aventis Pasteur S.A. In Autumn 2003, the Legal Services Commission decided to withdraw its funding to the claimants. Since then, the action has been stayed. The claimants have sought judicial review of the Commision's decision.

  The StarLink Litigation

        With the exception of a small number of remaining claims, all claims and lawsuits that have been brought against Aventis' former subsidiary Aventis CropScience, resulting from reports in September of 2000 concerning the discovery of traces of the Cry9C protein associated with Starlink corn in products intended for human consumption, have been settled or otherwise resolved, including the settlement for an aggregate amount of $100 million in February 2003 of the claims of a purported class of farmers growing corn other than StarLink. In connection with the sale of Aventis CropScience to Bayer AG ("Bayer"), Aventis agreed to retain all liability of Aventis CropScience arising out of StarLink corn, as well as the responsibility for managing and resolving all associated issues. Based on information currently available relating to these claims, Aventis does not anticipate that it will incur material costs related to StarLink not covered by accrued reserves and insurance.

  Ionamin/Fen/phen Litigation

        Aventis subsidiary Fisons plc ("Fisons") and former subsidiary Rugby Laboratories ("Rugby") are currently involved in approximately 825 (as to Fisons) and 613 (as to Rugby) personal injury lawsuits in the U.S. (including class actions) concerning the weight-loss drug phentermine (Fisons brand name Ionamin). The lawsuits allege that the manufacturers of phentermine knew that its use could cause serious side effects, but failed to warn against those dangers. To date, Fisons and Rugby have made no settlement payments and have been dismissed from, or have dismissals pending in, more than 6,000 and 1,800 cases, respectively.

  (2)
  Compliance

  Pharmaceutical Industry Antitrust Litigation

        Approximately 135 cases remain pending of the numerous complaints that were filed beginning in 1993 through the mid-1990's by retail pharmacies in both federal and state court. These complaints shared the same basic allegations: that the defendant pharmaceutical manufacturers and wholesale distributors, including Aventis predecessor companies, violated the Sherman Act, the Robinson Patman Act, and various state antitrust and unfair competition laws by conspiring to deny all pharmacies, including chains and buying groups, discounts off the list prices of brand-name drugs. Aventis, and/or its predecessor companies, disposed of the remainder of the cases by settlement or dismissal. A trial of the Sherman Act claims of the majority of the remaining plaintiffs against the remaining manufacturer defendants has been set for October 4, 2004 in the United States District Court for the Eastern District of New York. This trial will not dispose of the remaining plaintiffs' Robinson Patman Act claims.

  Government Investigations—Pricing and Marketing Practices

        The U.S. Attorney's Office in Boston is conducting a civil and criminal investigation of sales by Aventis Pharmaceuticals Inc. (API) of certain products to managed care organizations and whether those sales should have been included in the "best price" calculations that are used to compute the Medicaid rebates. API has received subpoenas in this matter, has provided documents in response to these subpoenas and is cooperating with the government in its investigation.

        The U.S. Attorney's Office in Boston is conducting a civil and criminal investigation with regard to interactions API had with a doctor, and affiliated entities, in Massachusetts. API and certain of its employees have received subpoenas regarding this matter. API has provided documents in response to these subpoenas and is cooperating with the government in its investigation.

        The Department of Justice is reviewing the merits of a qui tam action filed in 1995 in federal court in Florida, which alleges that the Average Wholesale Prices ("AWP") of certain pharmaceutical products, which are used to set Medicare reimbursement levels, were improperly established and used by API, Aventis Behring, and Armour Pharmaceutical Company in the marketing of their products. API and Aventis Behring also received subpoenas from the states of California and Texas with respect to such issues in 2000. API received a similar subpoena from the state of Massachusetts in April 2001. As a part of the United States House of Representatives Energy and Commerce Committee's investigation of pharmaceutical reimbursement and rebates under Medicaid, API received a request for documents relating to Anzemet. API has provided information and documents in response to this request.

  Class Action Suits—Pricing and Marketing Practices

        API is a defendant in several U.S. lawsuits seeking damages on behalf of a class of individuals and entities that allegedly overpaid for certain pharmaceuticals as a result of the AWP pricing issue described under "Government Investigations—Pricing and Marketing Practices" above. Cases filed against API in state and federal courts have been or are in the process of being consolidated in federal court in Boston along with similar cases pending against other pharmaceutical companies. These suits allege violations of state unfair trade, unfair competition, consumer protection and false claim statutes. Aventis Behring is a defendant in some of these cases.

        On June 12, 2003, following a ruling by the Boston federal court granting in part defendants' motion to dismiss the original consolidated complaint, plaintiffs filed an amended consolidated complaint against twenty-three pharmaceutical companies, including API and Aventis Behring. Plaintiffs assert violations of anti-racketeering (RICO) and state consumer fraud statutes based on defendants' alleged artificial inflation of AWPs for certain of their drugs. Plaintiffs also sued Together Rx, the discount drug program in which API and several other pharmaceutical companies participate that is designed to provide needy senior citizens with lower cost pharmaceutical drugs. Plaintiffs allege the Together Rx program violates federal antitrust laws and RICO, and constitutes a conspiracy under civil laws. Defendants filed motions to dismiss the amended consolidated complaint on August 1, 2003.

        API and other pharmaceutical companies are also defendants in lawsuits brought by the states of Montana, Nevada, New York and Connecticut for pricing issues described under "Government Investigations—Pricing and Marketing Practices" above. All of these suits were transferred to federal court in Boston. The New York and Connecticut cases have since been remanded to state court. These suits allege violation of state unfair trade, consumer protection and false claims statutes, breach of contract and Medicaid fraud.

  Vitamin Antitrust Litigation

        Since 1999, Aventis, some of its subsidiaries in its former animal nutrition business, and other vitamin manufacturers have been defendants in a number of class actions and individual lawsuits in U.S. courts relating to alleged anticompetitive practices in the market for bulk vitamins. Aventis has settled all claims brought by direct purchasers of the relevant vitamin products and the majority of actions brought on behalf of indirect purchasers. A limited number of direct purchasers continue to pursue claims. A federal district court's dismissal of a lawsuit filed on behalf of a putative class of non-U.S. "direct purchasers" was overturned in January 2003 by a three-member panel of the U.S. Court of Appeals for the District of Columbia. A divided panel of the Court of Appeals denied defendants' request to have the decision reheard and the defendants have filed a petition seeking review by the U.S. Supreme Court. In December of 2003, the U.S. Supreme Court granted defendants' petition and will review the Court of Appeals decision, possibly in 2004. A former Aventis subsidiary and five of the other major settling defendants entered into a judgment-sharing agreement, pursuant to which they agreed to allocate any judgment at trial among themselves according to the actual sales made by each of them. Regarding the same matter, civil litigation against Aventis and some of its subsidiaries has been initiated in Canada, Australia, the United Kingdom, Germany and the Netherlands. In Germany some court cases were decided in favor of defendants. Settlements in some other civil litigations have been entered into or are under negotiation. Investigations by antitrust authorities are pending in Brazil. In connection with the sale of its animal nutrition business to CVC Capital Partners, Aventis agreed to retain liability arising out of these antitrust issues.

  Methionine Antitrust Litigation

        An investigation by the European Commission into methionine sales by the former Aventis animal nutrition business has been completed and Aventis has been granted immunity from prosecution because it cooperated with the Commission's investigation. Aventis is unaware of any ongoing methionine investigations in any other jurisdictions. Aventis has settled all direct purchaser civil claims brought in the U.S. against Aventis and some of its subsidiaries relating to methionine sales and has settled the majority of claims brought by indirect purchasers, including an April 2003 settlement for

$178 million of the claims of approximately 60 companies that had opted out of the 2002 settlement agreement. Settlement negotiations are ongoing with the remaining U.S. indirect purchasers and with Canadian purchasers. In connection with the sale of its animal nutrition business to CVC Capital Partners, Aventis agreed to retain liability arising out of these antitrust issues.

  Cipro Litigation

        API is a defendant in several related cases in U.S. state and federal courts alleging that API and certain other pharmaceutical manufacturers violated U.S. antitrust laws and various state laws by the manner in which they settled a patent dispute regarding the brand-name prescription drug Cipro. Watson Pharmaceuticals and Rugby Laboratories were named as defendants in most of these cases. Watson purchased Rugby from API. API agreed to defend and indemnify both Watson and Rugby. By order entered May 20, 2003, the United States District Court for the Eastern District of New York rejected plaintiffs' attempt to characterize the agreement settling the patent litigation as a "per se" violation of the antitrust laws. The court also dismissed Watson from the federal consolidated cases. Aventis believes that the potential damages that plaintiffs seek against Rugby and Watson (in the cases in which Watson remains a party) are duplicative of the damages that plaintiffs seek against Aventis in those cases.

  Cardizem Antitrust Litigation

        API, Andrx Pharmaceuticals, and in some cases Hoechst AG, are defendants in a number of lawsuits, now consolidated in the U.S. District Court for the Eastern District of Michigan, alleging that API and Andrx engaged in anticompetitive practices and unfair methods of competition by entering into an agreement in partial settlement of patent infringement litigation relating to Cardizem CD. Plaintiffs included certain direct and indirect purchasers of Cardizem CD, as well as the Attorneys General of 28 states and the District of Columbia and four Blue Cross Blue Shield plans. On June 8, 2000 the court granted the plaintiffs' motion for partial summary judgment, ruling that the agreement between Andrx and API is a "per se" violation of U.S. antitrust laws. Damages issues were not addressed in the court's ruling. The defendants appealed this ruling, but the appellate court affirmed and refused to reconsider its ruling. Andrx is expected to seek a writ of certiorari from the United States Supreme Court.

        API and Andrx have reached settlements in an aggregate amount of approximately $110 million in 2002 and $80 million in 2003 with all plaintiffs except the four Blue Cross Blue Shield plaintiffs. The trial of those claims is not likely until the second quarter of 2004, at the earliest.

  Methylglucamine Inquiry

        Aventis Pharma S.A. and Rhône-Poulenc Biochimie S.A. have received inquiries from the European Commission, the U.S. Department of Justice, and the Canadian Competition Bureau with respect to alleged anticompetitive activities relating to sales of pharmaceutical grade methylglucamine, an intermediate chemical product for the synthesis of x-ray media, pharmaceuticals and colorings. Aventis has cooperated with all of these agencies. In November 2002, the European Commission concluded that Aventis Pharma S.A. and Rhône-Poulenc Biochimie S.A. had unlawfully fixed prices of methylglucamine between 1990 and 1999, and fined the companies € 2.85 million. In February 2003, Rhône-Poulenc Biochimie S.A. pleaded guilty to a charge of agreeing with Merck KGaA to prevent or lessen competition in the Canadian methylglucamine market in violation of the Canadian Competition Act and agreed to pay a fine of C.$500,000 in connection with the plea. On September 18, 2003, Rhône-Poulenc Biochemie SA pleaded guilty to a violation of the Sherman Antitrust Act, and paid a fine of U.S.$5,000,000.

  Lovenox Antitrust Litigation

        On February 25, 2003, Organon Sanofi-Synthélabo LLC ("Sanofi"), which markets the anticoagulant drug Arixtra, filed a lawsuit in United States District Court for the Middle District of Florida against API alleging that API unlawfully monopolized the market for certain injectable anticoagulants. Specifically, the suit alleges that certain provisions in contracts for the sale of Lovenox to hospitals constitute an unlawful restraint of trade in violation of U.S. and Florida antitrust laws. The suit seeks unquantified damages, including treble damages and attorneys' fees, as well as injunctive relief to prevent API from enforcing certain allegedly unlawful contract provisions. API has filed an answer contesting the allegations in the complaint. Discovery is underway and trial has been set to begin December 6, 2004

  PGS Arbitration

        Former shareholders of Plant Genetic Systems NV ("PGS"), which was acquired by a predecessor of Aventis CropScience in October 1996, initiated arbitration proceedings in the Netherlands against Aventis CropScience, seeking damages of approximately € 401 million based on alleged violations of a confidentiality agreement in connection with the process for the sale of PGS, which the claimants allege prevented them from obtaining a higher sale price. On August 1, 2003 the arbitration panel rendered a final and binding decision rejecting all claims presented by the claimants and awarding costs to Aventis.

  MCAA Industry Litigation and Investigation

        All claims for compensation by purchasers of monochloroacetic acid (MCAA) filed against Hoechst in the U.S. have been settled. A U.S. government investigation regarding this matter was concluded when Hoechst agreed in January 2003 to plead guilty and pay a fine of U.S.$12 million for participation in arrangements affecting competition in certain markets for MCAA. An investigation on the same matter by the EU Commission and two civil cases in Canada are pending.

  Brazilian Antitrust Claims

        On August 4, 2003, the Secretariat of Economic Law (the "SDE") issued a preliminary opinion, in which it concluded that, in 1999, certain sales managers from 21 pharmaceutical companies (including one representative from Aventis and one from Aventis Behring Ltda.) attended a sales meeting during which they engaged in anti-competitive acts, intended to prevent competition from certain generic products. The SDE finding is currently before the CADE ("Conselho Administrativo de Defesa Economica"), the second level of administrative review. Should the CADE adopt the SDE findings, the companies may present a challenge at the judicial level. Related civil proceedings have been filed by a public prosecutor. The defendants have presented their defenses and the parties are awaiting a decision.

  Sorbates Industry Investigation

        Hoechst, Nutrinova (a former subsidiary of Hoechst), and other "sorbates" manufacturers are defendants in U.S. civil actions by purchasers of "sorbates" and by certain State Attorneys General alleging anticompetitive practices in the market for "sorbates". Settlement negotiations are underway. In addition, on October 1, 2003, the European Commission imposed a fine of € 99 million against Hoechst for participation in anticompetitive practices in the "sorbates" market. Hoechst has appealed this decision. Pursuant to the demerger agreement between Hoechst and Celanese AG in October 1999, Hoechst and Celanese split all costs and expenses from this matter in a ratio of 80/20 (Hoechst/Celanese).

  (3)
  Patents

  Rilutek Litigation

        In June 2002 Impax Laboratories, Inc. ("Impax") filed a complaint against API in U.S. District Court in Delaware seeking a declaratory judgment of patent invalidity and/or non-infringement with respect to API's patent relating to the use of Rilutek for the treatment of amyotrophic lateral sclerosis. API has counterclaimed that marketing by Impax of a generic version of Rilutek prior to the expiration of the Aventis method of use patent would constitute infringement of the Aventis patent. In December 2002 the court granted motion to Aventis for a preliminary injunction preventing Impax from marketing a generic version of Rilutek until resolution of the patent litigation or until further ruling by the court. The trial was concluded in October 2003 but a decision has not yet been issued.

  GA-EPO Patent Litigation

        In April 1997 Amgen Inc. filed an action in U.S. District Court in Massachusetts against Transkaryotic Therapies and API alleging that GA-EPO (gene activated erythropoietin, a drug for the treatment of anemia) and the processes for producing GA-EPO infringe certain U.S. patents of Amgen. On January 19, 2001 the court ruled that certain claims in three of the five patents asserted by Amgen were valid and enforceable, and would be infringed by the marketing of GA-EPO. API and Transkaryotic Therapies appealed the district court decision and the appellate panel issued a ruling remanding the case to the district court for further rulings on invalidity and infringement. The trial on remand took place in October/November 2003, but a decision has not yet been issued. On April 11, 2001, in other litigation regarding whether Transkaryotic Therapies and API would infringe a Kirin-Amgen European patent, a trial court in the United Kingdom ruled that one of the four Kirin-Amgen patent claims was valid and would be infringed by the marketing of GA-EPO, while the other three claims were invalid. Transkaryotic Therapies and API appealed this decision. In July 2002, the UK Court of Appeal reversed the trial court and ruled that the Amgen patent was not infringed by GA-EPO, but that all claims of the patent are valid. The UK House of Lords accepted a petition for appeal of the lower court decision. The hearing date for the House of Lords appeal has been set for June 2004.

  Lovenox Safety Syringe

        In July 2003, Safety Syringe Inc. ("SSI") brought suit against API in U.S. District Court for the Southern District of California alleging infringement of an SSI patent relating to the Automatic Safety

Device ("ASD") launched by API in March 2003 for use with Lovenox. SSI had previously sued Becton Dickinson which supplies the ASD to API. The suit is ongoing with a trial date set for January 2005.

ii)
Contingencies Arising from Certain Business Divestitures

        Aventis and its subsidiaries, Hoechst and Aventis Agriculture, divested a variety of mostly chemical, including agro-chemical, businesses in previous years with customary indemnification obligations regarding the state of the sold businesses as well as specific indemnification obligations negotiated on a case-by-case basis.

  Aventis CropScience

        The sale by Aventis Agriculture and Hoechst of their aggregate 76% participation in the CropScience Group to Bayer was effective on June 3, 2002. The stock purchase agreement contained customary representations and warranties with respect to the sold business as well as a number of indemnifications, in particular with respect to environmental liabilities (the representations and warranties and the environmental indemnification are subject to a cap of € 836 million, except for certain "legal" representations and warranties and specific environmental liabilities), taxes, certain legal proceedings, StarLink corn, and with respect to certain pre-closing liabilities, in particular, product liability cases (subject to a cap of € 418 million).

        In addition, the compensation of losses is restricted, in particular, there is in principle no compensation for loss of value and consequential damages, although specific rules apply in some instances. Additionally, Bayer is subject to a number of obligations regarding mitigation and cooperation.

        The regular limitation period for most representations and warranties ran until December 3, 2003. However, the legal representations and warranties only become time-barred on June 3, 2012. All specific indemnifications provide for various specific periods of limitation.

        On August 8, 2003, Bayer CropScience ("Bayer") initiated arbitration proceedings in Germany against Aventis Agriculture and Hoechst AG. Bayer is a wholly owned subsidiary of Bayer AG, which acquired 76% of the shares in Aventis Cropscience Holding ("ACS") from Aventis Agriculture and Hoechst AG in June 2002. Bayer is seeking damages of approximately €157 million for an alleged breach of a financial statement-related representation contained in the stock purchase agreement dated October 2, 2001 among Aventis Agriculture, Hoechst AG and Bayer AG for the sale of ACS.

  Aventis Animal Nutrition

        Divestment of Aventis Animal Nutrition was effective in April 2002. The sale agreement contained customary representations and warranties. Aventis has indemnification obligations that run through April 2004, except for environmental indemnification obligations (which run through April 2012), tax indemnification obligations (which run through the expiration of the applicable statutory limitation period), and antitrust indemnification obligations (which extend indefinitely). Under the indemnification agreement, Aventis is to indemnify up to a maximum aggregate amount of € 150 million, except for certain environmental claims, which are capped at € 223 million (resulting in a maximum aggregate cap of € 373 million), and antitrust and tax claims for which indemnification obligations are not capped.

  Messer Griesheim GmbH

        Pursuant to an agreement dated December 30/31, 2000, Hoechst sold its 66 2/3% participation in Messer Griesheim GmbH, the main closing occurred on April 30, 2001, with economic effect from August 31, 2000. All claims of purchaser under the representations and warranties of the agreement except those relating to tax and environmental matters, if any, were settled under an agreement entered into in July 2003.

  Celanese AG

        The demerger of Celanese AG ("Celanese") became effective on October 22, 1999 with retroactive effect to midnight January 1/2, 1999. Under the demerger agreement between Hoechst and Celanese, Hoechst expressly excluded any representations and warranties regarding the shares and assets demerged to Celanese. Ongoing are, however, the following indemnification obligations of Hoechst:

  •
  While all obligations of Hoechst (i) resulting from public law or (ii) pursuant to current or future environmental laws or (iii) vis-à-vis third parties pursuant to private or public law related to contamination (as defined) have been transferred to Celanese in full, Hoechst must compensate Celanese for two thirds of any such cost incurred by Celanese under these obligations.

  •
  To the extent Hoechst is liable to purchasers of certain of its divested businesses (as listed), Celanese must indemnify Hoechst, as far as environmental damages are concerned for liabilities aggregating up to € 250 million, liabilities exceeding such amount will be borne by Hoechst alone up to € 750 million, and amounts exceeding € 750 million will be borne 2/3 by Hoechst and 1/3 by Celanese without any further caps. Compensation paid to third parties by Celanese under this clause up to now is still far below the first threshold of € 250 million.

  Herberts GmbH

        The sale of Herberts GmbH by Hoechst to DuPont de Nemours (Deutschland) GmbH was concluded on February 26, 1999. Hoechst and DuPont have recently concluded an agreement to settle all actual and potential claims arising under the purchase agreement except for certain tax matters.

  Rhodia

        In connection with the divestment of Rhodia in 1998, Aventis entered into an Environmental Indemnification Agreement dated May 26, 1998 under which, subject to certain conditions, Rhodia is entitled to claim indemnification from Aventis with respect to direct losses resulting from third party claims or public authority injunctions for environmental damages.

        Further to the negotiations that took place in 2002, and after authorization by the Management Board and Supervisory Board of Aventis, Aventis and Rhodia have finalized a settlement agreement on March 27, 2003 pursuant to which (i) the parties settle all environmental claims in connection with the Environmental Indemnification Agreement, for an amount of € 88 million (including an amount of approximately € 57 million already paid in 2002 and 2003, and a last installment of approximately € 31 million to be paid at the latest on June 30, 2007), and (ii) the Environmental Indemnification Agreement is terminated.

  Clariant—Specialty Chemicals Business

        Hoechst conveyed its specialty chemicals business to Clariant AG ("Clariant") pursuant to an agreement executed on June 17, 1997. The effective date of transfer was June 30/July 1, 1997.

        While Clariant has undertaken to indemnify Hoechst from all costs incurred for environmental matters relating to purchased sites, certain ongoing indemnification obligations of Hoechst for environmental matters in favor of Clariant can be summarized as follows:

  •
  Costs for environmental matters at the sites taken over directly or indirectly by Clariant and attributable to a specific activity of Hoechst or of a third party not related to the business transferred to Clariant are to be borne by Hoechst when the accumulated costs since the closing any year exceed a threshold amount for the then current year. The threshold increases annually from approximately € 102 million in 1997/98 to approximately € 816 million in the fifteenth year after the closing. Only the amount by which Clariant's accumulated costs exceed the then-current year's threshold must be compensated by Hoechst. No payments have yet become due under this rule.

  •
  Hoechst must indemnify Clariant without time limit for costs attributable to four defined waste deposit sites in Germany which are located outside the sites taken over by Clariant (to the extent exceeding an indexed amount of approximately € 20.5 million) and from certain locally concentrated pollutions in the sites taken over by Clariant but not caused by specialty chemicals activities in the past.

  •
  Hoechst has to bear 75% of the cost relating to a specific waste deposit site in Frankfurt, Germany.

  InfraServ Höchst

        By Asset Contribution Agreement dated December 19/20, 1996 as amended on May 5, 1997, Hoechst contributed all land, buildings, and related assets of the Hoechst site at Frankfurt-Höchst to InfraServ Höchst GmbH & Co KG. InfraServ Höchst agreed to indemnify Hoechst against environmental liabilities resulting from existing environmental damage, and Hoechst agreed to reimburse InfraServ for expenses related to a certain list of possible environmental damages at the Hoechst site up to € 143 million without a period of limitation. As a limited partner in InfraServ and as a former owner of the land Hoechst may still be liable for costs of remedial action in excess of this amount.

        InfraServ Höchst also agreed to indemnify Hoechst against liabilities with respect to certain landfills for which it received € 65 million. As a limited partner in InfraServ and as a former user of the landfills Hoechst may still be liable for costs of remedial action in excess of this amount.

  Ipiranga

        Hoechst AG, which divested its interest in Brazilian petrochemical company Ipiranga Petroquimica ("IP") in 1998, has committed by Guarantee Agreement dated June 30, 2003 to guarantee to KfW (Kreditanstalt für Wiederaufbau) and IFC (International Finance Corporation) the repayment of up to U.S.$ 49 million of certain indebtedness of IP in return for the termination of Hoechst's obligations under the Financial Support and Retention Agreements with IFC and KfW signed in 1998.

        Hoechst has the right to indemnification from IP's current principal owner for any amounts Hoechst pays under the guarantee.

        Management does not believe, based on current information, accrued reserves and existing insurance policies, that any of the above-mentioned contingencies arising from certain business divestitures would have a material adverse effect on the Group's business, financial condition or results of operations. However, there can be no assurance that future events will not cause the Group to incur significant additional costs and liabilities that could have a material adverse effect on its financial condition and results of operations.

iii)
Environmental risks

        The Group's business is subject to extensive, evolving and increasingly stringent laws and regulations governing the release or discharge of regulated materials into the environment or otherwise relating to environmental protection or human health and safety. The Group's compliance with such laws, regulations and related enforcement policies (whether presently in force or implemented in the future) has resulted and will result in significant ongoing costs for the Group, and could restrict its ability to modify or expand its facilities or continue production, or require the Group to install costly pollution control equipment or incur significant expenses, including remediation costs and fines and penalties.

        In addition, many of the Group's present and former sites have an extended history of industrial use. As is typical for such businesses, soil and groundwater contamination has occurred in the past at some sites, and might occur or be discovered at other sites in the future, and the Group is currently in the process of investigating, monitoring and remediating soil and groundwater contamination of certain of these sites. In addition, the Group has been and may in the future be liable to contribute to the cleanup of currently or formerly owned, leased and third-party sites where contamination has occurred, pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act (commonly known as "Superfund") and other similar laws in the United States and elsewhere. Under these laws, the owner or operator of contaminated properties and the party/ies responsible for the contamination at such facilities can be jointly and severally liable for the remediation of such properties, regardless of fault. Members of the Group have been designated as "potentially responsible parties" or the equivalent under the Superfund and similar U.S. and non U.S. laws, or may otherwise have potential responsibility for numerous sites of which approximately ten are undergoing active remediation by the Group, and approximately 38 are undergoing active remediation by third parties with primary responsibility for such remediation (through indemnification or otherwise).

        With respect to certain businesses that Aventis and its subsidiaries have demerged or divested, for example Aventis CropScience, Aventis Animal Nutrition, Celanese, InfraServ Höchst, Messer Griesheim, and the chemical specialties business sold to Clariant, the Group has retained responsibility for certain environmental liabilities. See "Liabilities From Certain Business Divestitures" above.

        Management does not believe, based on current information, that environmental compliance and remediation requirements would have a material adverse effect on the Group's business, financial condition or results of operations. However, there can be no assurance that future events, such as changes in existing laws, the promulgation of new laws or the development or discovery of new facts or conditions, will not cause the Group to incur significant additional costs and liabilities that could have a material adverse effect on its financial condition and results of operations.

d)    Financial instruments

        The Group has implemented for several years a policy of non-systematic hedging against changes in interest rates and foreign currency rates. This policy is periodically reviewed, based on the Group's anticipations. Being interest rate and foreign exchange derivatives such as swaps and options, the notional amounts summarized in Notes 25d and 25e do not represent amounts exchanged by the parties but the sum of all interest rate and foreign currency derivative contracts as of the balance sheet date.

e)     Interest rate risk management

        In connection with its policy of overall management of interest rate risk, the Group enters into interest rate swaps and options. The objective of these instruments is to minimize the impact of changes in market interest rates on the operating and financial results of the Group in a cost-effective manner.

The notional amounts are:

	December 31, 2003		December 31, 2002
(in € million)	Euro	Foreign Currency	Euro	Foreign Currency
Interest Rate Swap	1,920	2,639	844	5,182
Interest Rate Options	205	396	830	—

Total	2,125	3,035	1,674	5,182

        The decrease of notional amounts of interest rate derivatives from December 31, 2002 to December 31, 2003 and the shift from foreign currencies to Euro is mainly due to the reduction and restructuring of our debt portfolio.

        Swap contracts are principally between three months and seven years in duration.

        Variable interest rates may fluctuate significantly.

f)     Foreign exchange risk management

        In managing its foreign exchange risk, the Group enters into commonly traded and generally liquid instruments such as foreign exchange swaps and foreign exchange options. The term of these contracts is generally no longer than six months.

        The net position of the Group in each currency is managed, whenever possible, on a centralized basis.

        The contractual amounts of the Group's foreign currency forwards contracts are summarized below. Foreign currency amounts are translated at spot rates at the reporting date:

	December 31, 2003		December 31, 2002
(in € million)	Buy amount	Sell amount	Buy amount	Sell amount
U.S.	3,650	2,660	3,528	3,951
GBP	464	756	614	957
JPY	698	658	269	223
Other	541	684	258	693

Total	5,353	4,758	4,669	5,824

        The contractual amounts of the Group's foreign currency options are summarized below. Foreign currency amounts are translated at current rates at the reporting date:

	December 31, 2003		December 31, 2002
(in € million)	Buy amount	Sell amount	Buy amount	Sell amount
U.S.	738	1,069	41	80
GBP	—	—	4	—
Other	—	33	—	40

Total	738	1,102	45	120

        The mix of instruments (foreign currency forward contracts and foreign currency options) used to manage our foreign exchange portfolio is not fixed, but may vary depending on our view of future foreign exchange developments.

        As of December 31, 2003, contracts are principally less than six months in duration. Foreign exchange rates may fluctuate significantly.

        Deferred realized and unrealized gains and (losses) from hedging future preferred remuneration are presented in the table below showing the periods in which they are expected to be recognized in income:

(in € million)	December 31, 2003	December 31, 2002
One year	—	(8)
Total	—	(8)

g)     Market value of financial instruments

        The book and market values of the financial instruments held by the Group are as follows:

(in € million)	December 31, 2003		December 31, 2002
	Total Market Value	Clean Market Value	Total Market Value	Clean Market Value
Single-currency Interest Rate Swaps	42	18	59	48
Cross Currency Interest Rate Swaps	165	161	20	19
Interest Rate Options	5	5	(1)	(1)
Foreign Exchange Options	40	40	4	4
Foreign Exchange Forward Contracts	186	186	172	172

Total	438	410	254	242

        All of the financial instruments held by the Group are marked to market. The market values of the foreign exchange forward contracts qualifying as specific hedges were in total € 64 million as of December 31, 2003 (€ 70 million as of December 31, 2002). The market values of the cross currency interest rate swaps qualifying as specific hedges were in total € 270 million as of December 31, 2003, (€ 69 million as of December 31, 2002).

        The fair value of foreign exchange forward contracts are calculated based on market prices. Currency options and interest rate options are valued on the basis of quoted market prices or on estimates based on option pricing models. The fair values of existing interest rate swap agreements represent the amount that the Group would have to pay or would receive if the contract were terminated at the balance sheet. The clean market value represents unrealized gains and losses, whereas the total market value includes also accrued interest.

        The Group does not hold any derivative instruments designated as cash-flow hedges. With respect to derivative instruments designated as net investment hedges, the net amount of gains included in the cumulative translation adjustment as of December 31, 2003, is € 207 million (€ 94 million of losses as of December 31, 2002).

h)    Derivatives on shares

        On May 2, 2003, Aventis sold 17,751,610 Rhodia shares to Crédit Lyonnais and entered simultaneously into an equity swap agreement with the acquirer. Further to the completion of this transaction, Aventis' stake in Rhodia has been reduced to approximately 15%. This transaction is an outright sale in which the acquirer obtains immediately full title of the shares (including voting rights and dividends), with no restriction. The transaction does not allow any return of the shares back to Aventis. No gain has been recorded in connection with this disposal.

        The equity swap referred to above has been considered as an "over-the-counter" derivative instrument. Accordingly, unrealized losses related to this derivative instrument shall be estimated and provided for at each balance sheet date. Unrealized gains related to this instrument shall not be recognized in the income statement; only realized gains shall be considered.

        As of December 31, 2003, the unrealized loss associated with this instrument amounted to € 35 million and has been provided for in the Group's accounts.

i)     Other

        The Group has available unused amounts under short, medium and long-term multicurrency committed lines of credit totaling € 7,544 million on December 31, 2003 (€ 7,122 million on December 31, 2002). The aggregate amount of the available commitment under such credit lines being subject to compliance by Aventis with a stated maximum debt to equity ratio of one to one was as of December 31, 2003, € 954 million only.

26.    INFORMATION BY INDUSTRY SEGMENTS AND GEOGRAPHICAL AREAS

Industry segment information

        The analysis presented below takes into account the new Aventis organization established in 2003. The 2002 and 2001 amounts have been reclassified to conform to this structure.

        The structure of the Group in 2003 is based upon four operational segments:

  •
  Prescription Drugs including the two holdings Aventis and Hoechst AG as leading holding for this sector;

  •
  Human Vaccines;

  •
  Corporate + Animal Health including the 50% equity stake in Merial, some financing companies and the insurance activities;

  •
  Other Activities including all the activities (including Aventis Behring) considered as "Non-Core" by the Group.

(in € million)	Prescription Drugs**	Human Vaccines	Corporate **+ Animal Health	Aventis CropScience	Other Activities*	Eliminations	Aventis Consolidated
Year-end December 31, 2003
Net external sales	15,190	1,621	—	—	1,046	(42)	17,815
Sales between segments	(5)	(20)	—	—	(17)	42	—
Depreciation & amortization (excluding goodwill)	(705)	(90)	—	—	(316)	—	(1,111)
Amortization of goodwill	(456)	(24)	—	—	—		(480)
Operating income	3,313	465	141	—	(249)	—	3,670
Total assets	22,404	2,830	1,187	—	1,902	—	28,323
Equity method investments	330	62	541	—	286	—	1,219
Capital expenditures	627	145	1	—	63	—	836
Working capital	2,493	568	(44)	—	10	—	3,027
Equity in earnings (losses) of affiliates	35	32	129	—	(303)	—	(107)

Year-end December 31, 2002
Net external sales	16,026	1,580	—	1,831	1,236	(51)	20,622
Sales between segments	(12)	(16)	—	—	(23)	51	—
Depreciation & amortization (excluding goodwill)	(656)	(89)	(1)	(66)	(233)	—	(1,045)
Amortization of goodwill	(520)	(24)	—	(30)	(447)	—	(1,021)
Operating income	3,202	444	108	253	(1,177)	—	2,830
Total assets	24,170	2,491	1,180	—	3,232	—	31,073
Equity method investments	314	66	490	—	905	—	1,775
Capital expenditures	703	159	2	27	109	—	1,000
Working capital	2,470	489	12	—	913	—	3,884
Equity in earnings (losses) of affiliates	26	25	157	—	(157)	—	51
Year-end December 31, 2001
Net external sales	15,168	1,425	—	4,303	2,136	(91)	22,941
Sales between segments	(69)	(17)	—	—	(5)	91	—
Depreciation & amortization (excluding goodwill)	(713)	(74)	(19)	(169)	(220)	—	(1,195)
Amortization of goodwill	(543)	(28)	—	(58)	(21)	—	(650)
Operating income	2,807	470	(342)	647	57	—	3,639
Total assets	24,690	2,638	2,311	5,108	4,487	—	39,234
Equity method investments	323	63	549	2	1,119	—	2,056
Capital expenditures	851	143	3	86	162	—	1,245
Working capital	2,346	237	(30)	1,799	838	—	5,190
Equity in earnings (losses) of affiliates	5	39	169	—	(128)	—	85

*
Further to the reorganization of the Group's activities, Aventis Behring is no longer considered a core activity. Amounts related to this activity are now presented in "Other activities", and figures for the periods ended December 31, 2002 and 2001 have been reclassified in order to provide comparable information.

**
Aventis and Hoechst AG are no longer included in "Corporate'. Amounts related to these companies are now included in "Prescription Drugs' and figures for the periods ended December 31, 2002 and December 31, 2001, have been reclassified in order to provide comparable information. Corporate includes mainly insurance and other financial entities.

Geographic areas of production information

(in € million)	France	Germany	Other countries in Europe	United States and Canada	Asia	Other countries	Elimi- nations	Consoli- dated
Year ended December 31, 2003
Net sales	5,524	3,642	4,015	7,970	1,441	1,470	(6,247)	17,815
Long-lived-assets	4,444	2,326	2,363	7,240	537	340	—	17,250
Year ended December 31, 2002
Net sales	6,784	3,897	4,298	9,189	1,990	1,764	(7,300)	20,622
Long-lived assets	5,396	2,436	2,417	8,720	638	320	—	19,927
Year ended December 31, 2001
Net sales	8,020	4,558	4,631	8,932	2,588	2,682	(8,470)	22,941
Long-lived assets	5,901	2,514	2,745	11,899	986	396	—	24,441

        Long-lived assets reflect net tangible and intangible assets, investments in equity method investees, other investments, loans receivable, deferred charges and other assets excluding deferred tax assets.

        Sales made by the French geographical zone include the following export amounts:

(in € million)	2003	2002	2001
Europe	1,673	1,775	1,967
United States/Canada	700	889	923
Others	877	1,694	2,257

Total	3,250	4,358	5,147

Prescription Drugs: sales by therapeutic area

in € million	2003	2002
Thrombosis/Cardiology	3,521	3,435
Oncology	1,835	1,743
Respiratory & Allergy	2,317	2,794
Arthritis/Osteoporosis	812	799
Central Nervous System	1,521	1,530
Anti-Infectives	1,368	1,560
Metabolism/Diabetes	1,977	1,978
Other Products	1,839	2,187

Total Prescription Drugs	15,190	16,026

27.    PREFERRED REMUNERATION

        Preferred remuneration before taxes paid or payable in the form of dividends or interest is as follows:

(in € million)	Note	2003	2002	2001
Preference shares, Series "A" 1993	10d	28	34	37
Participating shares 1983 and Series "A" 1989	10e, 10f	4	5	3
Capital equity notes 1986 and 1993	10b, 10c	12	18	38
Subtotal		44	57	78
Amortizable preferred securities	11	8	28	50

Total		52	85	128

28.    EARNINGS PER SHARE

        The Group calculates earnings per share as described in Note 1o. The reconciliation between basic earnings per share and diluted earnings per share is as follows:

	2003	2002	2001
Basic EPS
Income available to ordinary shareholders (in € million)	1,901	2,091	1,505
Average outstanding shares	785,905,944	793,412,151	787,553,585
Basic earnings per share (in €)	2.42	2.64	1.91
Effect of dilutive securities:
Stock options (treasury stock method)
Number of potential additional common shares	2,346,725	6,667,765	8,471,933
	2003	2002	2001
Diluted EPS
Income available applicable to common shareholders after assumed conversion (in € million)	1,901	2,091	1,505
Average outstanding shares—diluted method	788,252,669	800,079,916	796,025,518
Diluted earnings per share (in €)	2.41	2.61	1.89

29. DISTRIBUTIONS OF EARNINGS

        In 2003, the Annual General Meeting of Shareholders decided that a dividend per share of € 0.70 (plus tax credit of € 0.35) would be paid in respect of 2002 earnings for each ordinary share. This resulted in a payment of € 553 million.

        In 2002, the Annual General Meeting of Shareholders decided that a dividend per share of € 0.58 (plus tax credit of € 0.29) would be paid in respect of 2001 earnings, for each ordinary share. This resulted in a payment of € 460 million.

        In 2001, the Annual General Meeting of Shareholders decided that a dividend per share of € 0.50 (plus tax credit of € 0.25) would be paid in respect of 2000 earnings, for each ordinary share. This resulted in a payment of € 393 million.

30. REORGANIZATION OF THE GROUP (UNAUDITED)

        The Group and CSL Limited signed on December 8, 2003 an agreement under which CSL will acquire Aventis Behring, the therapeutic proteins business of Aventis. The transaction, subject to approval by antitrust authorities, is expected to close during the first half of 2004.

        As of December 31, 2003, Aventis Behring is accordingly presented as "assets held for sale" in the Group's balance sheet.

        In 2002, Aventis had completed the divestiture of Aventis CropScience to Bayer AG and the sale of Animal Nutrition operating assets to CVC Capital Partners.

        The unaudited pro forma financial information assumes that the above-mentioned transactions and events, and those described in the notes occurred:

  For Aventis Behring:

        On January 1, 2003 and on January 1, 2002 with respect to the pro forma statements of operations for the year ended December 31, 2003 and 2002.

        On December 31, 2003 with respect to the pro forma balance sheet as of December 31, 2003, and on December 31, 2002 with respect to the pro forma balance sheet as of December 31, 2002.

  For Aventis CropScience and the Animal Nutrition operating assets:

        On January 1, 2002, with respect to the pro forma statements of operations for the year ended December 31, 2002

        This unaudited pro forma financial information does not purport to be indicative of the future performance of Aventis, or what the pro forma financial condition of Aventis would have been if the transaction referred to above had actually occurred or been in effect at those dates.

Unaudited pro forma statement of operations for the year ended December 31, 2003

(in € million)	Aventis (historical)	Less Aventis Behring	Aventis pro forma
Sales	17,815	(974)	16,841
Other operating revenue or expenses—net	(14,145)	1,198	(12,947)

Operating profit	3,670	224	3,894
Equity in earnings of affiliated companies	(107)	—	(107)
Net financial expenses	(151)	14	(137)
Other income or expenses	(501)	164	(337)
Income taxes	(929)	(85)	(1,014)
Minority interests	(29)	—	(29)
Preferred remuneration	(52)	—	(52)

Net income	1,901	317	2,218
Basic EPS (in €)	2.42		2.82
Diluted EPS (in €)	2.41		2.81

Unaudited pro forma statement of operations for the year ended December 31, 2002

(in € million)	Aventis (historical)	ACS Divestiture	AN Divestiture	Less Aventis Behring	Aventis pro forma
Sales	20,622	(1,797)	(139)	(1,038)	17,648
Other operating revenue or expenses—net	(17,792)	1,584	569	1,715	(13,924)
Operating profit	2,830	(213)	430	677	3,724
Equity in earnings of affiliated companies	51	—	1	—	52
Net financial expenses	(309)	123		20	(166)
Other income or expenses	1,120	(2,005)	107	10	(768)
Income taxes	(1,430)	479	(300)	(107)	(1,358)
Minority interests	(86)	35	—	—	(51)
Preferred remuneration	(85)	—	—	—	(85)
Net income	2,091	(1,581)	238	600	1,348
Basic EPS (in €)	2.64				1.70
Diluted EPS (in €)	2.61				1.68

Unaudited Balance Sheet as of December 31, 2003

	December 31, 2003
(in € million)	Aventis (historical)	Less Aventis Behring	Aventis pro forma
Intangible assets (net values)	9,608	—	9,608
Property, plant and equipment (net values)	4,130	—	4,130
Investments and other assets	4,763	108	4,871
Net inventories	1,976	—	1,976
Net trade accounts	2,354	—	2,354
Assets held for sale	1,182	(1,182)	—
Other current assets	3,139	—	3,139
Cash and Short-term deposits	1,125	—	1,125
Total assets	28,277	(1,074)	27,203
Stockholder's equity	10,434	(254)	10,180
Amortizable preferred securities	—	—	—
Minority interests	167	—	167
Other long term liabilities	5,361	—	5,361
Long term debts including current portion	3,158	(429)	2,729
Trade accounts and notes payable	1,322	—	1,322
Liabilities related to operations held for sale	391	(391)	—
Other current liabilities	5,517		5,517
Short-term borrowings and bank overdrafts	1,927		1,927
Total liabilities	28,277	(1,074)	27,203

Detail of the Aventis Behring assets and liabilities

(in € million)
Investments and other assets	74
Net inventories	788
Net trade accounts	124
Other current assets,	196
Total assets held for sale	1,182
Other long-term liabilities	118
Long-term debts including current portion	5
Trade accounts and notes payable	82
Other current liabilities	159
Short-term borrowings and bank overdraft	27
Total liabilities related to operations held for sale	391

Unaudited Balance Sheet as of December 31, 2002

	December 31, 2002
(in € million)	Aventis (historical)	Less Aventis Behring	Aventis pro forma
Intangible assets (net values)	11,144	—	11,144
Property, plant and equipment (net values)	4,455	(283)	4,172
Investments and other assets	5,828	(31)	5,797
Net inventories	2,730	(801)	1,929
Net trade accounts	2,544	(212)	2,332
Other current assets	3,073	(71)	3,002
Cash and Short-term deposits	1,299	(14)	1,285
Total assets	31,073	(1,412)	29,661
Stockholder's equity	11,335	(457)	10,878
Amortizable preferred securities	89	—	89
Minority interests	159	—	159
Mandatorily redeemable partnership interest	238	—	238
Other long term liabilities	6,987	(76)	6,911
Long term debts including current portion	1,787	(521)	1,266
Trade accounts and notes payable	1,415	(110)	1,305
Other current liabilities	6,098	(229)	5,869
Short-term borrowings and bank overdrafts	2,965	(19)	2,946
Total liabilities	31,073	(1,412)	29,661

        Notes to the pro forma financial information

  I.
  2003 divestitures

        Under the terms of the agreement, Aventis will receive up to U.S.$ 925 million, consisting of a cash payment of U.S.$ 550 million upon closing as well as a total of U.S.$ 125 million in deferred payments. In addition, Aventis can receive up to U.S.$ 250 million in additional payments from CSL on the fourth anniversary of the closing of the transaction based on the performance of CSL's share price.

        The unaudited pro forma adjustments are to:

  •
  Deconsolidate the income statement and balance sheet of Aventis Behring

  •
  Record the cash payment, the present value of the deferred payments and the fair value of the contingent payments that should be received upon closing of the transaction, assuming that the cash proceeds was received on January 1, 2002 and was used to decrease the Group debt and interest expenses

  •
  The Aventis Behring statement of operations includes an impairment to write down the carrying value of Aventis Behring net assets, including the related currency transaction adjustment, to the fair value of the expected net proceeds (€ 436 million before tax, € 302 million after tax).

  II.
  2002 divestitures

        The 2002 divestitures include the divestiture of Aventis CropScience and the sale of the Animal Nutrition operating assets.

  (a)    Aventis CropScience divestiture

        On June 3, 2002, Aventis completed the sale of its 76% stake in Aventis CropScience to Bayer.

        The unaudited pro forma adjustments are to:

  •
  Deconsolidate the income statement of Aventis CropScience.

  •
  Eliminate the minority interests as historically accounted for in the Aventis income statement, relating to the 24% stake previously owned by Schering AG.

  •
  Record the intercompany transactions between Aventis (excluding Aventis Animal Nutrition business sold) and Aventis CropScience that were previously eliminated in the consolidated financial statements of Aventis.

  •
  Eliminate in the pro forma statement of operations for the period ended December 31, 2002 the historical result on the sale of Aventis CropScience and the associated tax impact, as well as the cost recorded in 2002 by Aventis and associated with the exit of Aventis CropScience from the Aventis worldwide tax consolidation.

  •
  Record the proceeds received from the disposal of Aventis CropScience, assuming that such proceeds were received on January 1, 2002, and were used to decrease the Group debt.

  (b) Sale of Animal Nutrition operating assets

        On April 2, 2002, the Group finalized the disposal of Animal Nutrition business to CVC Capital Partners.

        The unaudited pro forma adjustments are to:

  •
  Deconsolidate the operations that have been divested.

  •
  Record the intercompany transactions between Aventis (excluding Aventis CropScience) and Aventis Animal Nutrition that were previously eliminated in the consolidated financial statements of Aventis.

  •
  Eliminate in the pro forma income statement for the period ended December 31, 2002 the historical result on the sale of the Animal Nutrition business and the associated tax impacts.

  •
  Record the net proceeds received from the disposal of Animal Nutrition operating assets, assuming that such proceeds were received on January 1, 2002 and were used to decrease the Group debt.

        The above-mentioned adjustments have been computed using an assumed income tax rate of 40%.

31.    STOCK COMPENSATION PLANS

        Stock Option Plans

        The Aventis stock option plans provide for a grant price that is equal to the average of the quoted market prices for the 20 days before the date of establishment of the plan, reduced by 5% to 10% for the plans issued before June 30, 2001 and with no discount for the plans issued after June 30, 2001. The vesting period is generally three years and the exercise period is seven years. If the options remain unexercised after the total period of ten years, the options expire. These rights are lost if the employee leaves the company before the options vest.

        A summary of the movements in the Aventis stock option plans is presented below:

	2003		2002		2001
	Options (in thousands)	Weighted average exercise price (in €)	Options (in thousands)	Weighted average exercise price (in €)	Options (in thousands)	Weighted average exercise price (in €)
Options outstanding, beginning of year	50,099	64.17	42,890	64.26	33,022	55.31
Options exercised	(1,322)	29.94	(2,007)	33.39	(1,428)	27.13
Options granted	10,233	47.52	11,031	62.24	11,914	83.68
Options cancelled	(1,118)	47.22	(1,815)	82.91	(618)	52.29
Options outstanding, end of year	57,892	61.75	50,099	64.17	42,890	64.26
Options exercisable at end of year	26,367	58.15	16,489	42.42	11,731	34.24

        The following table summarizes the status of Aventis stock options outstanding on December 31, 2003:

	Options outstanding			Options exercisable
Exercise price (in €)	Number outstanding on December 31, 2003 (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (in €)	Number exercisable on December 31, 2003 (in thousands)	Weighted average exercise price (in €)
10–20	899	1	14.37	899	14.37
20–30	1,731	3	23.06	1,731	23.06
30–40	2,064	4	37.75	2,064	37.75
40–50	16,013	8	45.73	5,780	45.73
50–60	5,270	6	58.69	5,270	58.69
60–70	9,595	9	60.27	—	—
70–80	10,623	7	79.75	10,623	79.75
80–90	11,697	8	83.53	—	—
	57,892	7	61.75	26,367	58.15

  Other stock-based compensation plans

        The employee stock purchase plans are open to almost all employees and provide for a purchase price equal to the average of the quoted prices for the last twenty days before the approval of the plan, less 15%. The shares can be purchased during a very short period (approximately four weeks). The shares so purchased are generally placed in the employee stock savings plan for a five-year period. Pursuant to these plans, the Group issued 2,485,687 ordinary shares in 2003 (2,341,073 in 2002), of which 2,066,747 at a per share price of € 38.80 (2,070,455 shares at a per share price of € 64.35 in 2002), and 418,940 with 167,576 warrants attached at a per share price of € 45.64 (270,618 with 95,385 warrants attached at a per share price of € 75.70 in 2002). Aventis established no stock purchase plans in 2001.

        Since 1997, several stock appreciation rights plans were introduced within the Hoechst group. These plans have been amended and renamed owing to the formation of Aventis. As of December 31, 2003, the stock appreciation rights granted in these plans are no longer exercisable.

32.    NUMBER OF EMPLOYEES (UNAUDITED)

        The number of employees of the consolidated companies is as follows:

	December 31, 2003	December 31, 2002	December 31, 2001
Prescription drugs	60,909	62,366	59,879
Human vaccines	7,889	7,858	6,517
Corporate and Animal Health activities	372	405	390
Aventis CropScience	—	—	15,314
Other activities	6,397	7,229	9,432

Total	75,567	77,858	91,532

        As of December 31, 2003, the headcount of Aventis Behring was 6,186, presented in "Other activities."

        In comparison to 2001, the main change is the disposal of Aventis CropScience and Aventis Animal Nutrition, which resulted in a decrease of approximately 16,700 employees in 2002.

33.    POST-CLOSING EVENTS

        On January 30, 2004, the European Commission agreed to replace a commitment obliging Aventis to sell its 15.3% stake in Rhodia with a commitment to divest its 49% stake in Wacker-Chemie within a confidential timeframe of several years. In parallel, the U.S. Federal Trade Commission has extended its separate deadline for Aventis' disposal of the Rhodia stake by one additional year, until April 22, 2005.

        On January 26 and 29, 2004, minority shareholders of Rhodia filed a claim before the Commercial Court of Paris against Aventis, together with other defendants including the directors of Rhodia at the time of the facts alleged, seeking a judgment holding them collectively liable for the alleged publication of misstatements with respect to Rhodia's acquisition during the period 1999-2000 of the company Albright & Wilson. These shareholders seek a finding of joint and several liability for damages to be awarded to Rhodia in an amount of € 925 million for alleged harm to the company, as well as personal claims of € 35 million and € 69.5 million for their own alleged individual losses. Aventis contests these claims both in substance and amount.

        In March 2004 Aventis and Bayer concluded a settlement agreement regarding a price adjustment in favor of Bayer amounting to €327 million, calculated in accordance with the stock purchase agreement by which Aventis CropScience was sold to Bayer on June 3, 2002. This settlement has no material impact on the financial statements of Aventis for the year ended December 31, 2003. This settlement agreement resolves major issues between Aventis and Bayer relating to the sale of the Aventis CropScience business. However, a limited number of outstanding claims related to representations and warranties of a type usual in transactions of this kind remain unresolved. Aventis does not anticipate that their outcome will have a material income statement effect.

34.    SIGNIFICANT DIFFERENCES BETWEEN FRENCH AND U.S. GAAP

        The Group's consolidated financial statements have been prepared in accordance with French GAAP, which as applied by the Group differ in certain significant respects from U.S. GAAP. The effects of the application of U.S. GAAP to net income and stockholders' equity are set out in the tables below.

        Such effects primarily result from the accounting treatment of the combination of Rhône-Poulenc and Hoechst businesses to create Aventis:

  •
  Under French generally accepted accounting principles, this business combination has been accounted for using an acquisition method based on net book values. This method consists of an addition of the results, assets, liabilities, and shareholders' equity of Hoechst and Rhône-Poulenc at their respective book values.

  •
  Under generally accepted accounting principles in the United States, the combination of Rhône-Poulenc and Hoechst must be accounted for under the purchase method. The new Aventis shares and ADSs issued to former Hoechst shareholders to effect this business combination represented greater than half (approximately 52%) of new outstanding share capital of Aventis. Consequently, this business combination is accounted for as a "reverse acquisition", that is, the acquisition of Rhône-Poulenc by Hoechst.

CONDENSED STATEMENT OF OPERATIONS

Reconciliation of net income to U.S. GAAP

(in € million)	Note	2003	2002	2001
Net income (loss)—common shareholders—Under French GAAP		1,901	2,091	1,505
Adjust to record the purchase price allocation resulting from the recognition of the initial business combination as a purchase acquisition
• Additional amortization, depreciation and impairment resulting from the step-up
—Trademarks, patents and other intangible assets	(a)	(301)	(607)	(484)
—Plant and equipment	(a)	(47)	(92)	(110)
—Equity investments	(a)	(82)	(85)	(86)
• Goodwill amortization	(b)	—	—	(27)
• Goodwill impairment	(b)	—	(94)	—
Adjust to record the purchase price allocation resulting from the acquisition of the 40% minority interests in AgrEvo previously held by Schering as a purchase acquisition	(g)
• Additional amortization, depreciation and impairment resulting from the step-up
—Trademarks, patents and other intangible assets	(a)	—	(17)	(67)
—Plant and equipment	(a)	—	(6)	(14)
• Goodwill amortization	(b)	—	—	(3)
Adjust the result on disposal of Aventis CropScience in connection with the step-up resulting from the initial purchase accounting and the acquisition of 40% minority interest in AgrEvo	(n)	—	(837)	—
Adjust for other differences
• Investments valuation under FAS 115	(f)	(22)	96	(157)
• Adjustments resulting from the application of the French acquisition method based on net book values	(i)	—	—	52
• Accounting for derivative instruments under FAS 133	(k)
—Transition effect		—	—	(41)
—Current period effect		(8)	(24)	88
• Repurchase of Capital Equity Notes 1986	(j)	(24)	—	—
• Adjustment due to the application of FAS 142	(l)
—Reversal of goodwill amortization and impairment under French GAAP		491	1,048	—
• Other adjustments		(17)	(21)	(28)

Tax effect of U.S. GAAP adjustments	(d)	137	433	81

Minority interests	(e)	—	8	29

Remuneration of preferred securities classified in stockholders' equity		44	57	78

Net income before remuneration under U.S. GAAP		2,072	1,950	816

Remuneration of preferred securities classified in stockholders' equity		(44)	(57)	(78)

Net income—common shareholders—under U.S. GAAP		2,028	1,893	738

Condensed statements of operations for the years ended
December 31, 2003, 2002 and 2001 under U.S. GAAP

(in € million, except share and per share amounts)	2003(1)	2002(1),(2)	2001(1),(2)
Sales	16,841	17,649	16,609
Co-promotion income	252	161	151
Operating expenses excluding research and development	(10,210)	(10,870)	(11,122)
Research and development	(2,863)+	(3,143)	(2,896)
Operating income	4,020	3,797	2,742
Equity investment income	(178)	(9)	12
Interest expense, net	(141)	(281)	(433)
Other, net	(391)	(437)	(517)
Dilution gain resulting from the Aventis CropScience share issuance
Income taxes	(887)	(1,239)	(772)
Minority interests	(29)	(43)	(49)
Net income from continuing operations	2,394	1,788	983
Income from discontinued operations, net of income tax
• Net (loss) from operations	(322)	(715)	(377)
• Net gains on disposal	—	877	251
Net income from discontinued operations	(322)	162	(126)

Income (loss)—before cumulative effect of changes in accounting principles	2,072	1,950	857
Cumulative effect of changes in accounting principles, net of tax	—	—	(41)

Net income before remuneration of preferred securities classified in stockholders' equity	2,072	1,950	816

Remuneration of preferred securities classified in stockholders' equity	(44)	(57)	(78)

Net income—common shareholders	2,028	1,893	738

Earnings per share	2.58	2.39	0.94

Basic earnings (loss) per share—common stock

Continuing operations—common shareholders	2.99	2.18	1.15

Discontinued operations	(0.41)	0.21	(0.16)

Cumulative effect of changes in accounting principles	—	—	(0.05)

	2.58	2.39	0.94

Diluted earnings (loss) per share—common stock

Continuing operations—common shareholders	2.98	2.16	1.13

Discontinued operations	(0.41)	0.21	(0.15)

Cumulative effect of changes in accounting principles	—	—	(0.05)

	2.57	2.37	0.93

(1)
On December 8, 2003, CSL and Aventis signed an agreement under which CSL shall acquire Aventis Behring. This transaction is expected to close in 2004. Accordingly, the Aventis Behring business is reported as discontinued operations in all periods presented.

(2)
Further to the disposal of the Messer group as of April 1, 2001, Aventis CropScience as of June 3, 2002, and Aventis Animal Nutrition as of April 2, 2002, retroactive adjustments have been made on the above December 31, 2002 and 2001 amounts to present these businesses as discontinued operations.

CONDENSED BALANCE SHEET

Reconciliation of stockholders' equity to U.S. GAAP

		Note		2003	2002	2001
Stockholders' equity under French GAAP				10,434	11,335	12,021
Adjust to record the purchase price allocation resulting from the recognition of the initial business combination as a purchase acquisition
•	Trademarks, patents and other intangible assets	(a	)	2,776	3,340	5,711
•	Plant and equipment	(a	)	173	177	402
•	Pensions—unrecognized gain and losses	(a	)	(57)	(70)	(80)
•	Equity investments	(a	)	1,281	1,334	1,419
•	Goodwill	(b,l	)	2,000	1,708	761
Adjust to record the purchase price allocation resulting from the recognition of the acquisition of the 40% minority interests in AgrEvo as a purchase acquisition		(g	)
•	Accumulated amortization depreciation and impairment resulting from the step-up
	—Goodwill	(b	)	—	—	(6)
	—Trademarks, patents and other intangible assets	(a	)	—	—	(121)
	—Plant and equipment	(a	)	—	—	(28)
•	Write-off of acquired in-process research and development			—	—	(120)
•	Inventories	(c	)	—	—	(65)
•	Dilution gain on the issuance of new shares by Aventis CropScience	(h	)	—	—	118
Adjust for other differences
•	Adjustment for minimum liabilities	(o	)	(898)	(734)	(315)
•	Investment valuation under FAS 115	(f	)	33	(66)	118
•	Adjustments resulting from the application of the French acquisition method based on net book values	(i	)	—	—	(76)
•	Accounting for derivative instruments under FAS 133	(k	)	—	23	47
•	Other adjustments			(90)	(41)	(41)
Tax effect of U.S. GAAP adjustments		(d	)	(958)	(1,225)	(2,285)
Minority interests		(e	)	(10)	3	122

Stockholders' equity under U.S. GAAP				14,684	15,784	17,582

	2003	2002
Stockholders' equity under U.S. GAAP as of January 1, 2003 and 2002	15,784	17,582

Net income before remuneration of preferred securities classified in stockholder's equity	2,072	1,950
Remuneration of preferred securities classified in stockholders' equity	(44)	(57)
Change in translation reserves	(1,736)	(2,566)
Dividends	(554)	(460)
Adjustment for minimum liabilities	(198)	(262)
Variations in Fair Market Value of available for sale securities, net of tax	110	(242)
Issuance of shares for stock options	11	48
Issuance of ordinary shares	96	147
Repurchase of Aventis shares	(717)	(327)
Repurchase of Capital equity notes	(140)	(29)

Stockholders' equity under U.S. GAAP as of December 31, 2003 and 2002	14,684	15,784

Condensed balance sheet as of December 31, 2003, 2002 and 2001 under U.S. GAAP

(in € million)	December 31, 2003(1)	December 31, 2002(1),(2)	December 31, 2001(1),(2)
Assets
Cash and short-term deposits	828	742	740
Marketable securities	356	533	836
Other current assets	7,641	7,290	7,624
Other long-term assets	2,516	3,023	3,088
Discontinued assets (Note n)	1,175	1,538	9,480
Investments	2,751	3,445	3,969
Fixed assets	4,303	4,378	4,429
Intangible assets (excluding goodwill)	4,235	4,842	5,927
Goodwill	10,150	11,292	12,416

Total assets	33,955	37,083	48,509

Liabilities
Short-term liabilities	6,832	7,149	6,840
Corporate debt	5,085	4,743	8,893
Other long-term liabilities	4,993	5,219	5,605
Provision for pension and similar obligations	1,794	3,264	3,037
Discontinued liabilities (Note n)	390	442	5,781
Mandatorily redeemable partnership interest	—	238	284
Minority interests	177	155	287
Amortizable preferred securities	—	89	200
Shareholders' equity	14,684	15,784	17,582

Total liabilities and shareholders' equity	33,955	37,083	48,509

(1)
On December 8, 2003, CSL and Aventis signed an agreement under which CSL shall acquire Aventis Behring. This transaction is expected to close in 2004. Accordingly, the Aventis Behring business is reported as discontinued operations in all periods presented.

(2)
Further to the disposal of the Messer group as of April 1, 2001, Aventis CropScience as of June 3, 2002, and Aventis Animal Nutrition as of April 2, 2002, retroactive adjustments have been made on the above December 31, 2002 and 2001 amounts to present these businesses as discontinued operations.

CONDENSED CASH FLOW STATEMENT (UNDER U.S. GAAP)

(in € million)	2003	2002	2001
Net income (after income tax and before remuneration of preferred securities classified in stockholders' equity)	2,072	1,950	816
Elimination of expenses and benefits without effect on cash and increase/(decrease) in operating assets and liabilities	(686)	(91)	2,297

Net cash provided by operating activities	1,386	1,859	3,113
Net cash provided (used) by investing activities	(284)	3,239	(720)
Net cash (used) by financing activities	(1,058)	(5,008)	(2,197)

Effect of exchange rates on cash	(7)	(60)	15

Decrease/Increase in net cash and cash equivalents	37	30	211
Effect of changes in consolidation perimeter on cash	35	(88)	(58)
Cash and cash equivalents at beginning of year	756	814	661
thereof from discontinued operations	14	74	114
Cash and cash equivalents at end of year	828	756	814
thereof from discontinued operations	0	14	74

NOTES TO THE RECONCILIATION OF NET INCOME AND STOCKHOLDERS' EQUITY TO U.S. GAAP

(a)   Purchase price allocation

        The cost of an acquired company is assigned to the assets acquired, including tangible and intangible assets, and liabilities assumed, including pension obligations, on the basis of their fair values at the date of acquisition. The portion of the purchase price allocated to tangible and intangible assets is subsequently depreciated and amortized over the expected useful life of the related assets. Regarding pension obligations, the acquired pension liabilities are adjusted to reflect the projected benefit obligation. This adjustment appears under "other adjustment" caption. Previously existing unrecognized net losses are accordingly eliminated.

(b)   Goodwill

        An excess of cost over the fair value of net assets acquired is recorded as goodwill. Until December 31, 2001, goodwill was amortized over its expected useful life. Such useful life had been estimated to be 30 years. The adjustment at that date was therefore to reverse the historical goodwill (and related amortization expense) recorded by the acquired company related to prior acquisitions and recognize the goodwill (and related amortization expense) resulting from the current acquisition.

        The impact of the adoption of FAS 142 is described in Note (l).

(c)   Inventories

        This impact results from the use of inventories for which the value has been increased in connection with the purchase price allocation.

(d)   Tax effect of U.S. GAAP adjustments

        This reconciliation item includes all tax effects due to the reconciling items except (b) for which no deferred tax impact is required.

(e)   Minority interests

        As of December 31, 2001, this adjustment was to record the 2.43% minority interests in Hoechst that were owned by the Hoechst shareholders who did not exchange their Hoechst shares for Aventis shares and the 24% minority interests in Aventis CropScience that were owned by Schering further to the AgrEvo transaction.

        As of December 31, 2002, this adjustment is to record the 1.96% minority interests in Hoechst that are owned by the Hoechst shareholders who have not exchanged their Hoechst shares for Aventis shares and the 24% minority interests in Aventis CropScience owned by Schering. Further to the divestment of Aventis CropScience in June 2002, no minority interests are reflected with respect to Schering in the December 31, 2002 balance sheet.

        As of December 31, 2003, this adjustment is to record the 1.90% minority interests in Hoechst that are owned by the Hoechst shareholders who have not exchanged their Hoechst shares for Aventis shares

(f)    Available-for-sale and Trading investments

  Available-for-sale investments

        Under U.S. GAAP, investments classified as available-for-sale are carried at fair value, with any related unrealized gain or unrealized temporary loss recorded as a separate component of equity. In 2001 and 2002, the 11.8% investment in Clariant was recorded as an available-for-sale investment (FAS 115). The value of Hoechst's remaining interest in Clariant was therefore adjusted through equity in order to reflect its market value. The deferred tax liability resulting from such step-up was also recorded through equity. In 2003, the Group sold its investment in Clariant.

        An impairment is recognized on such available-for-sale securities whenever an "other than temporary" decline in market value exists. A significant decline in market value over an extended period of time (for example six to nine months) is generally presumed to qualify as an "other than temporary" decline resulting in an impairment recognition. Accordingly the Group recorded an U.S.$ 76 million (€ 80 million) impairment loss with regard to its investment in Millennium Pharmaceuticals under U.S. GAAP as of December 31, 2002. As of December 31, 2003, no additional impairment was required.

        Under French GAAP such investments are classified either as strategic investments or other investments:

  •
  Strategic investments are recorded at cost. An impairment is recorded whenever the value-in-use of a strategic investment is lower than its carrying value. The value-in-use approach includes, among other things, consideration of strategic aspects, derived economic benefits, share market price and long-term holding intention and ability.

  •
  Other investments are carried at the lower of cost or net realizable value.

        Following the application of the value-in-use model, the investment in Millennium Pharmaceuticals has been written down by € 137 million as of December 31, 2002 and € 33 million of this allowance have been reversed as of December 31, 2003. Under U.S. GAAP, this French GAAP impairment has been reversed.

  Trading securities

        Under U.S. GAAP, investments classified as trading securities are carried at fair value, with any related unrealized gain or loss recorded as a separate component of the statement of operations. Under French GAAP, such investments are recorded at lower of cost or net realizable value.

(g)   AgrEvo transaction

        In January 2000, Aventis CropScience acquired the remaining 40% minority interests in AgrEvo owned by Schering. Under U.S. GAAP, such transaction has been accounted for on a fair value basis. Adjustments of a nature comparable to those described under (a), (b) and (c) have been accordingly recorded. These adjustments have been reversed as a result of the divestment of Aventis CropScience in June 2002.

        Such acquisition has been paid through the issuance of new shares representing 24% of Aventis CropScience common stock.

(h)   Dilution gain

        The issuance by Aventis CropScience of new shares was treated at Aventis level as a sale of shares (Aventis ownership in Aventis CropScience evolving from 100% to 76%). A gain has accordingly been recognized in the consolidated income statement of Aventis. This adjustment has been reversed as a result of the divestment of Aventis CropScience in June 2002.

(i)    Adjustments resulting from the application of the French acquisition method based on net book value (regulation CRC 99-02, § 215)

        In accordance with decisions made and announced in December 1999, the Group has completed during the year 2000 the business combination initiated in 1999. The Group accordingly acquired the remaining 40% minority interests in AgrEvo previously owned by Schering and paid for this acquisition through the issuance of new Aventis CropScience shares. As indicated in Note 10h this transaction has been recorded in accordance with the French acquisition method based on net book values (regulation CRC 99-02, § 215). The recording of this transaction resulted in an increase of the Group consolidated retained earnings and other paid-in capital of € 76 million.

        This French purchase accounting treatment has been neutralized and replaced by the accounting presented in Notes (g) and (h).

        In addition, during the twelve-month period ended December 31, 2001, Hoechst's stake in the Messer group was divested; to comply with the French acquisition method based on net book values (regulation CRC 99-02, § 215), part of the net result on the disposal of this investment has been recorded through retained earnings for an amount of € 52 million (profit). For U.S. GAAP purposes, such net result has been recorded in the income statement.

(j)    Repurchase of Capital Equity Notes 1986

        The Group repurchased certain quasi-equity instruments in 2003 initially issued in U.S.$. For French GAAP purposes the foreign currency impact associated with such transaction (€ 24 million) has been recorded in the income statement. For U.S. GAAP purposes, this foreign currency impact has been directly recorded through equity (additional paid-in-capital), with no impact in the income statement.

(k)   Application of FAS 133 "Accounting for Derivative Instruments and Hedging Activities"

        The Financial Accounting Standards Board (FASB) issued in June 1998 and June 2000 the Statements of Financial Accounting Standards No. 133 and No. 138 "Accounting for Derivative Instruments and Hedging Activities". These statements are effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Group). They require that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

        The net transition adjustment as of January 1, 2001 amounted to a net loss of € 41 million (€ 66 million without tax effect). It represents the difference between the amount of retained earnings as of January 1, 2001 and the amount of retained earnings that would have been reported at that date if these new standards had been applied retroactively in prior periods. It relates primarily to the following:

  •
  The Rhodia and Clariant exchangeable bonds issued in 1999 contain embedded written call options. These written call options are now reported at their fair value in the balance sheet with changes in their fair value recorded in earnings.

  •
  Certain contracts that no longer qualify for hedge accounting under the new rules are also now reported at their fair value in the balance sheet with changes in their value recorded in earnings.

        The impact for the year ended December 31, 2001 amounted to a profit of € 88 million without tax effect.

        The impact for the years ended December 31, 2002 and 2003 amounts to a loss without tax effect of € 24 million and € 8 million, respectively.

        As of December 31, 2003, there was no net impact.

(l)    Application of FAS 141 & FAS 142

        FAS No. 141 "Business Combinations" and FAS No. 142 "Goodwill and Other Intangible Assets" have been issued in June 2001.

        Under these standards all business combinations shall be accounted for using the purchase method and goodwill and intangible assets with indefinite useful lives shall not be amortized but tested for impairment at least annually. These standards also provide guidelines for new disclosure requirements. They outline the criteria for initial recognition and measurement of intangibles, assignment of assets and liabilities including goodwill to reporting units and goodwill impairment testing. The provisions of FAS Nos. 141 and 142 apply to all business combinations after June 30, 2001. The provisions of FAS No. 142 for existing goodwill and other intangible assets have been implemented by the Group effective January 1, 2002.

        The following reporting units have been identified:

  •
  Prescription Drugs

  •
  Human Vaccines

  •
  Merial

  •
  Aventis Behring

  •
  Other activities

        The first step of the goodwill impairment test (as defined by FAS No. 142), used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount including goodwill, has been performed in 2002. The carrying values of the reporting units tested did not exceed their respective fair value, therefore the second step of the goodwill impairment test (as defined by FAS No. 142), used to measure the amount of impairment loss, was not required.

        French Accounting Standards remain unchanged on that subject. The adjustment is to reverse the French GAAP goodwill amortization charge for the years ended December 31, 2003 and 2002.

(in € million)	December 31, 2003	December 31, 2002	December 31, 2001
Reported net income	2,028	1,893	738
Goodwill amortization	—	—	680
Equity method goodwill	—	—	35
Assembled workforce	—	—	11

Goodwill amortization	—	—	726

Adjusted net income	2,028	1,893	1,464

Reported basic earnings per share—common stock	2.58	2.39	0.94

Adjusted basic earnings per share—common stock	2.58	2.39	1.86

Reported diluted earnings per share—common stock	2.57	2.37	0.93

Adjusted diluted earnings per share—common stock	2.57	2.37	1.84

(m)  Application of FAS 144

        FAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued in October 2001.

        This Statement supersedes FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for segments of a business to be disposed of. It however retains the fundamental provisions of FAS No. 121 and the requirement of Opinion 30 to report discontinued operations separately from continuing operations. This statement extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The provisions of FAS No. 144 have been implemented effective January 1, 2002.

(n)   Sale of participation in Aventis CropScience, Aventis Animal Nutrition business and Aventis Behring

        The Group disposed, in 2002 and 2001, of certain businesses which qualify as components of an entity under FAS 144. These disposed businesses have accordingly been presented as discontinued operations for US GAAP purposes. On December 8, 2003, the Group has signed a binding agreement with CSL to dispose of its Therapeutic Proteins business, Aventis Behring (Note 30).

        Major classes of assets and liabilities classified as discontinued are disclosed in the following table:

	December 31, 2003	December 31, 2002	December 31, 2001
	Aventis Behring	Aventis Behring	Aventis CropScience	Animal Nutrition	Animal Behring	Total
	(in € million)
Cash and short term deposits	—	14	70	—	4	74
Marketable securities	—	—	116	—	9	125
Other current assets	1,098	1,085	2,704	195	875	3,774
Other long-term assets	77	145	327	5	117	449
Investments	—	—	85	12	—	97
Fixed assets	—	286	1,061	135	592	1,788
Intangible assets (excluding goodwill)	—	8	1,933	8	424	2,365
Goodwill	—	—	808	—	—	808

Total assets	1,175	1,538	7,104	355	2,021	9,480

Short-term liabilities	267	358	889	135	265	1,289
Corporate debt	5	4	1,682	59	34	1,775
Other long-term liabilities	118	80	1,205	25	226	1,146
Minority interests	—	—	1,261	—	—	1,261

Total discontinued liabilities	390	442	5,037	219	525	5,781

(o)   Application of FAS 87 "Adjustment for Minimum Liabilities"

        U.S. GAAP requires the recognition of a liability when the accumulated benefit obligation exceeds the reported accrued pension costs, fair value of plan assets and prepaid pension costs. This excess, if any, is recorded as a reduction of equity, net of tax, for the portion exceeding the unamortized prior service cost (Note 14).

(p)   New accounting pronouncements

        In the course of 2001, 2002 and 2003, the Financial Accounting Standards Board (FASB) issued several new standards.

  •
  FAS No. 143 "Accounting for Asset Retirement Obligations"

        This standard requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Over time, the liability is accreted to its present value each period, and the capitalized cost recognized as an increase in the carrying amount of the related long-lived asset depreciated over its useful life. As required, the provisions of FAS 143 have been implemented on January 1, 2003. This implementation did not have a material impact on the Group's financial statements.

  •
  FAS 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FAS 13 and Technical corrections as of April 2002" was issued in April 2002.

        Under FAS 4, all gains and losses from extinguishment of debt were required to be aggregated, and if material, classified as an extraordinary item, net of related income tax. Further to the implementation of FAS 145, gains and losses from extinguishment of debt shall be classified as extraordinary items only if they meet the criteria in Opinion 30. Applying the criteria in Opinion 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. Under FAS 13, the required accounting treatment of certain lease modifications that have economic effects similar to sale-leaseback transactions was inconsistent with the required accounting treatment for sale leaseback transactions.

        Further to the implementation of FAS 145, those lease modifications shall be accounted for in the same manner as sale-leaseback transactions.

        As required, the provisions of FAS 145 have been implemented by the company on January 1, 2003. This implementation did not have a material impact on the Group's financial statements.

  •
  FAS 146 "Accounting for Costs associated with Exit or Disposal Activities" was issued on July 13, 2002.

        This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and nullifies EITF Issue 94-3. Prior to the issuance of this statement, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. This statement also establishes that fair value is the objective for initial measurement of the liability.

        The provisions of FAS 146 have been implemented by the company as of January 1, 2003.

  •
  FAS 147 "Acquisitions of Certain Financial Institutions—an amendment of FASB Statements Nos. 72 and 144 and FASB interpretation No. 9" was issued on October 1, 2002. Aventis activities are out of the scope of this statement.

  •
  FAS 148 "Accounting for Stock-Based Compensation. Transition and Disclosure—an amendment of FASB Statement No. 123"

        This statement amends FAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

        The company did not apply the fair value method in 2002, and applies the disclosures requirements specified in the FAS 148. Please refer to Note 1n.

  •
  FAS 149 "Amendments of Statement 133 on Derivative Instruments and Hedging Activities"

        This Statement amends and clarifies the accounting guidance on derivative instruments and hedging activities that fall within the scope of FASB Statement No. 133 and amends FAS 133 to reflect decisions made as part of the Derivatives Implementation Group or in connection with other projects dealing with financial instruments and regarding implementation issues related to the application of the definition of a derivative

        FAS 149 is effective for contracts entered into or modified after June 30, 2003. As required, the provisions of FAS 149 have been implemented on July 1, 2003. This implementation did not have a material impact on the Group's financial statements.

  •
  FAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"

        This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as liability (or an asset in some circumstances). As required, the provisions of FAS 150 have been implemented by the company as of July 1, 2003. Accordingly, the Group presents its mandatorily redeemable partnership interest in Carderm in its "Other long-term liabilities" captions.

  •
  FIN 45 "Guarantor's Accounting and Disclosures Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"

        In November 2002, the Financial Accounting Standards Board (FASB), issued FASB Interpretation No. 45 (FIN 45) "Guarantor's Accounting and Disclosures Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements Nos. 5, 57, and 107 and rescission of FASB Interpretation No. 34".

        This Interpretation elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

  •
  FIN 46 "Consolidation of Variable Interest Entities"

        On January 17, 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51". The primary objective of the Interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities (VIEs). Once it goes into effect, FIN 46 will be the guidance that determines (1) whether consolidation is required under (a) the "controlling financial interest" model of Accounting Research Bulletin No. 51 (ARB 51), Consolidated Financial Statements, or (b) other existing authoritative guidance, or, alternatively, (2) whether the variable-interest model under FIN 46 should be used to account for existing and new entities. The initial application of FIN 46 depends on the date that the VIE was created: it is effective immediately for VIEs created after January 31, 2003 and effective no later than January 1, 2004, for VIEs created before February 1, 2003.

        This implementation did not and is not expected to have a material impact on the Group's financial statements.

4.7   Corporate Books of Aventis as of December 2003 (excerpts)

  Balance Sheet

	12.31.2003		12.31.2002
	Gross Amount	Depreciation Provisions	Net Amount	Net Amount
	(in millions of €)
ASSETS
Intangible Assets	26	-11	15	6
Tangible Assets	20	-6	14	12
Investments
— Investments	32,004	-37	31,967	31,926
— Other Investments	420	-320	100	357
— Claims Attached to Investments	3,046	0	3,046	3,649
— Other Assets	1,317	-39	1,278	436

TANGIBLE AND INTANGIBLE ASSETS	36,833	-413	36,420	36,386

Inventory
Receivables	4,347		4,347	1,961
Trading Securities	197	0	197	140
Immediately Available Assets and Short Term Deposits	11		11	47
Prepaid Expenses	4		4	8

CURRENT ASSETS	4,559	0	4,559	2,156

Charges to Allocate to Several Fiscal Years	6		6	2
Reimbursement Premiums of Bonds [or Obligations]	12		12	3
Spreads in Conversion of Assets	0		0	170

GROSS TOTAL	41,410	-413	40 997	38 717

	12.31.2003	12.31.2002
	Before Allocation	After Allocation
	(in millions of €)
LIABILITIES
Capital Stock (of which 3,065 paid)	3,065	3,054
Additional Paid-in Capital	21,563	21,468
Reevalution Spread	15	15
Legal Reserves	278	278
Regulated Reserves	320	320
Report from Preceding Year	1,450	1,450
Equivalence Spread		0
Net Income	847	0
Regulated Provisions		0

STOCKHOLDERS' EQUITY	27,538	26,585
Cash Proceeds for Emission of Subordinated Securities
Capital Equity Notes	306	469
Proceeds from Issuance of Participating Shares	28	28

OTHER STOCKHOLDER EQUITY	334	497

Provisions for Risks	181	321
Provisions for Charges	225	168
PROVISIONS FOR RISKS AND CHARGES	406	489

FINANCIAL LIABILITIES
— Other Debentures	2,929	1,418
— Loans and Liabilities from Banks	112	189
— Miscellaneous Loans and Liabilities	9,379	8,745

	12,420	10,352
Tax and Social Liabilities	87	16
Other Liabilities	165	778

LIABILITIES	12,672	11,146

Spread in Conversion of Liabilities(5)	47	0

GROSS TOTAL	40,997	38,717

  Income Statement

(IN MILLIONS OF €)	Fiscal Year 2003	Fiscal Year 2002
Dividends of Other Investments	663	699
Interests Proceeds	146	194
Interest Charges	(329)	(516)

Subtotal	480	377
Provisions for Loss in Value of Securities	(142)	(125)
Provisions for Risks on Subsidiaries	16	(2)
Losses on Receivables Connected to Investments	(9)	0

Subtotal	(135)	(127)
Income, Capital Gains on dispositions and Reserves
Trading Securities	8	(5)
Net Profits (Losses) on Exchange	256	409
Other Net Financial Incomes (Charges)	(45)	(47)

FINANCIAL RESULT	564	607

Other Operating Income (Loss)	84	57

OPERATING INCOME BEFORE TAX	648	664

EXCEPTIONAL INCOME	51	(1)

INCOME BEFORE TAX	699	663

Net Income of the Group Tax Treatment	148	482

NET INCOME	847	1,145

PERSONS WHO ASSUME RESPONSIBILITY FOR THE NOTE D'INFORMATION

  For Aventis

  "To my knowledge, the information contained in the present note d'information concerning Aventis are true and do not contain any material omission."

Igor Landau, Chairman of the Management Board

For the verification of the financial situation and the accounts of Aventis.

  "In our capacity as independent auditors for Aventis and pursuant to règlement COB no2002-04, we have verified, in accordance with French professional standards, the information pertaining to the financial position and historical accounts provided in this information memorandum in response to Sanofi-Synthélabo's information memorandum published in connection with the mixed public offer as the principal offer and, as subsidiary offers, a public exchange offer and a public cash offer, subject to an aggregate consideration limit of 81% in Sanofi- Synthélabo shares and 19% in cash, relating to shares of Aventis.

  This information memorandum was prepared under the supervision of Mr. Igor Landau, President of the Management Board of Aventis. It is our duty to formulate an opinion as to the accuracy of the information contained in the information memorandum and pertaining to the financial positions and the accounts.

  This information memorandum incorporates by reference the Document de référence of Aventis filed with the Commission des opérations de bourse on March 7, 2003, under No. D.03-0207, and which was the subject of an opinion dated March 7, 2003 in which we concluded that based on our diligence we had no comment as to the accuracy of the information pertaining to the financial position and balance sheet of Aventis.

  In accordance with French professional standards, our diligence consisted of an assessment of the accuracy of the information pertaining to the financial position and balance sheet of Aventis and a verification of the consistency of this information with the financial information which has previously been the subject of a report or audit prepared by us. Our diligence also consisted of reading other information contained in the information memorandum in order to identify any significant inconsistencies with the information pertaining to the financial position or balance sheet of Aventis and to disclose information that is clearly inaccurate, which we would have learned based on our general knowledge of Aventis from our engagement. This information memorandum does not contain individual forecasts resulting from a structured elaborated process.

  The balance sheet and the annual consolidated financial statements for the periods ended December 31, 2002 and 2001, as determined by the Management Board of Aventis, were the subject of an audit performed by us in accordance with professional standards and have been certified without comments or reservations.

  The balance and the annual consolidated financial statements for the periods ended December 31, 2003, as determined by the Management Board of Aventis, were the subject of an audit performed by us in accordance with professional standards. Based on our review,

    •
    We certify that the balance sheet, excerpts of which appear in section 4.7 of the present information memorandum are in accordance with French generally accepted accounting principles, are standard and accurate and provide a true description of the assets, financial position and results of Aventis;

    •
    We certify that the consolidated balance sheet presented in Section 4.6.2 of the present information memorandum are in accordance with French generally accepted accounting principles, are standard and accurate and provide a true description of the assets, financial position and results of the group.

  In accordance with applicable regulations, we will certify the balance sheet and consolidated financial statements for the period ended December 31, 2003, pursuant to l'article L.225-235 du Code de commerce, following the finalization by Aventis' Management Board and Supervisory Board, and verification by us, of all of the documents that must be distributed to the shareholders in connection with the annual general meeting, in particular.

  Based on this diligence, we have no comment to make on the accuracy of the information pertaining to the financial position and the accounting information presented in this information memorandum."

Paris, March 4, 2004

Independent Auditors

Membres of the Compagnie Régionale de Paris

RSM Salustro Reydel	PricewaterhouseCoopers Audit
Benoît Lebrun	Bernard Rabier

        IMPORTANT NOTE: This document is a non-binding free translation into English of the original French "Note d'Information en réponse". This English translation is for informational purposes only.

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INFORMATION MEMORANDUM presented by
Expected annual variation in sales and net earnings per share, 2004-2007(1)
Current Blockbuster Group Portfolio
Aventis' 2003 price earnings ratio vs. sample of comparable listed companies
Geographic breakdown of the combined workforce
Aventis All Consolidated Businesses (French GAAP) Consolidated Income Statement Q4 2003
Aventis(1) All Consolidated Businesses Balance Sheet (French GAAP)
Aventis Free Cash Flow (French GAAP) in million
Aventis(1) All Consolidated Businesses Simplified Change in Net Debt(2) (French GAAP)
Aventis Core Businesses(1) (French GAAP) Selected Financial Data Related to Consolidated Income Statement Q4 2003
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY For the year ended December 31, 2001
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY For the year ended December 31, 2002
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY For the year ended December 31, 2003
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001
CONDENSED STATEMENT OF OPERATIONS Reconciliation of net income to U.S. GAAP
CONDENSED CASH FLOW STATEMENT (UNDER U.S. GAAP)
Independent Auditors Membres of the Compagnie Régionale de Paris